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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calfrac Well Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34909   FISCAL YEAR 12/31/08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/6/09

A **leader** in fracturing technologies in the **toughest reservoirs** in the world.

unconventional wisdom

Calfrac Well Services Ltd. 2008 Annual Report

CALFRAC WELL SERVICES

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corporate profile

Calfrac Well Services Ltd. is a Calgary, Alberta based provider of hydraulic fracture-stimulation, coiled tubing and cementing services to the oil and natural gas industry. Calfrac is a growing company which is diversified geographically in Canada, the United States, Russia, Mexico and Argentina. With its modern equipment fleet, continually evolving technologies, experienced management team and well-trained workforce, Calfrac is a leader in the North American energy sector's push into unconventional reservoirs. Thanks to its focus on premium customers, Calfrac's business model is structured to remain strong through the commodity price and investment cycles.

Calfrac's 2008 capital program added 45,000 horsepower in pressure pumping capacity and several state-of-the-art fracturing spreads to serve growing demand. With 2008 EBITDA of $84.0 million, long-term debt of $159.9 million which is repayable in 2015, opening 2009 working capital of $100.6 million and a conservative 2009 capital program, Calfrac is solidly positioned for the future. Calfrac's shares trade on the Toronto Stock Exchange under the symbol CFW. At December 31, 2008, there were approximately 37.7 million common shares issued and outstanding.

contents

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unconventional wisdom

An **equipment fleet** that can be mobilized at home, or anywhere in the world, to the energy sector's hottest plays.

Customers choose Calfrac based on our entire package of technologies, service, people, commitment to safety – and equipment. Modern and reliable equipment is one of the keys to success in the hydraulic fracturing and pressure pumping sector. Our Calfrac-designed, well-maintained equipment is key to avoiding costly breakdowns in remote, high-impact well completion scenarios. Today's slickwater fracturing jobs require enormous volumes and pumping velocities to achieve effective fractures.

Calfrac has proved its ability in the most challenging conditions – remote drilling sites targeting deep, technically complex and expensive-to-drill and complete shale and tight sand reservoirs. The Company maximizes fleet-wide utilization through a proactive maintenance program, backstopped by reserve and support equipment to cover any contingency. As well, our equipment is designed to have a reduced impact on the environment.

In 2008, Calfrac added approximately 45,000 horsepower to its fracturing pumping capacity and blenders suited to today's higher-rate jobs, as well as new cementing units. At December 31, 2008, our fleet totalled 26 fracturing spreads offering approximately 287,000 horsepower, plus 18 coiled tubing units and 18 cementing units. At year-end, we commissioned eight new, 2,500 horsepower "quint" fracturing pumping units, which entered service in early 2009. Our newest trucks have upgraded electronics, control systems and software. Our fleet-wide average age is less than five years.

1 Canada
2 United States
3 Mexico
4 Argentina
5 Russia



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unconventional wisdom

We have developed **reservoir-specific** fracturing and pressure pumping **technologies** that compete against the largest service providers in the world.

Providing customers with state-of-the-art technologies that work in the field is a key component of Calfrac's value to clients. We produce a continually evolving line-up of fracturing fluids, cement blends and innovative chemistries that meet our customers' objectives for their reservoirs.

Our leading technology position is built around our Technology and Training Centre in Calgary, Alberta. It provides quality control for all products, tailor-made chemical programs to support all our service lines, trouble-shooting to help customers resolve well issues and R&D of new products. Last year the lab installed an Inductively Coupled Plasma (ICP) instrument that can identify over 70 elements, enabling us to "fingerprint" materials. Fluids are tested under simulated bottom-hole conditions. Acid blends are designed to stimulate reservoirs damaged through the drilling process.

In January 2008, we acquired the remaining interest in ChemErgy Ltd. that we did not own, gaining exclusive worldwide rights over jointly developed technology and full control over our chemical supply chain. We have added sophisticated new analytical techniques to ensure quality control over all our products. Extensive and readily available fluid data and our vast experience allow us to provide innovative solutions for our customers. Our new product development integrates the objective of creating greener and safer chemistries.

And we're not resting – rather we are steadily rolling out innovations. One new approach is to fracture individual zones in sequence rather than simultaneously, which dramatically reduces pumping horsepower required on-site, generating cost savings for our customers. Most recently, Calfrac developed a new low-viscosity oil fracturing system analogous to slickwater. It utilizes a mixture of oil and carbon dioxide to stimulate complex "water-sensitive" reservoirs, taking advantage of CO_2's miscibility with hydrocarbons. Results have often been spectacular.

Calfrac works with fracturing fluids including gelled hydrocarbons, energized emulsions and foams, cross-linked water and slickwater.




CALFRAC



Custom-engineered solutions that work

Pursuit of today's unconventional gas shales, siltstones, mudstones and other traditionally bypassed reservoirs requires unique solutions to achieve economic results. Calfrac's custom-engineered solutions appeal to producers demanding success in these deep, tight, technically sophisticated, expensive-to-drill and complete reservoirs. Slick (aqueous and hydrocarbon) systems that provide extremely low friction and utilize large volumes of fluid achieve effective fractures that maximize areal contact in low-permeability, low-porosity but resource-rich reservoirs.

unconventional wisdom

■ We maintain a sustainable, **highly-trained workforce** that leverages its **experience** in areas of high energy activity throughout the world.

Highly skilled, well-trained, dedicated and attentive employees are crucial to achieving technical and economic success in today's challenging well completion scenarios. These jobs demand close interplay of equipment, technologies, processes and materials. Without good people, that can't happen. With skilled labour in tight supply across many energy-producing basins – particularly western Canada – customers are increasingly demanding to know how service providers are managing their human resources.

Thanks to its longstanding focus on "people first" and its proven safety record, Calfrac has met its customers' expectations. As our workforce changes in a dynamic industry, the Company continues to place significant emphasis on its human resources and evolving people strategy.

Approximately **1,800** people worldwide

Operating **26** fracturing spreads

Competing with the world's best...







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...and succeeding

Calfrac's people are called upon to perform in some of the world's toughest conditions, from searing desert heat in the western United States and Mexico to the -40 degree and colder winters of northeast British Columbia and Western Siberia. Our people are the meeting point for Calfrac's innovative processes, technologies and equipment. They come through for customers job after job, season after season.

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unconventional wisdom

Recorded significant growth in consolidated revenue over the past five years and maintained a **strong balance sheet**.

Calfrac's management team exercises prudent financial discipline over its operations. Every month, each service line within each operating district is evaluated on the basis of key performance indicators, which seek to ensure that the return on capital employed in the business is being maximized through effective equipment utilization and strong cost management.

As activity levels shift within service lines and operating areas, Calfrac actively redeploys equipment to maintain utilization levels and margins. In late 2008, we moved underutilized fracturing equipment from the Piceance Basin in Colorado to the Fayetteville shale in Arkansas and the Montney and Horn River plays in northeast British Columbia. We also moved cementing equipment to Argentina and deployed a second fracturing spread to Mexico.

We responded to strong demand with 2008 capital expenditures of $84.8 million, which were primarily focused on increasing the Company's North American fracturing pumping capacity by approximately 19 percent. Our 2009 capital program is conservative, recognizing the uncertainty within our industry. Our overall financial goals are to invest wisely and actively manage the Company's cost structure to maximize profitability through a potentially difficult year.

Five year compound annual growth rate in consolidated revenue

24%

2008 dividend

$0.10/share



Operating flexibility helps to maximize utilization

The photo illustrates the oil and natural gas industry's evolution to more completion-intensive unconventional plays. This is increasing the amount of spending on completions per well. A horizontal well completed with 6-12 separate or "multi-stage" fractures can require 20,000-40,000 pumping horsepower, generating substantial revenue to Calfrac from a single well site.

2008 highlights

YEARS ENDED DECEMBER 31,	**2008**	2007	CHANGE
(000s, except per share and unit data)	**($)**	($)	(%)
Revenue	**564,363**	460,320	23
Operating income [1]	**81,940**	100,094	(18)
Net income	**17,864**	38,568	(54)
Per share – basic & diluted	**0.47**	1.06	(56)
Cash flow from operations [1]	**80,747**	87,642	(8)
Per share – basic & diluted	**2.14**	2.40	(11)
EBITDA [1]	**83,957**	97,789	(14)
Per share – basic & diluted	**2.23**	2.68	(17)
Capital expenditures	**84,807**	91,939	(8)
Working capital	**100,575**	92,156	9
Total assets	**691,772**	558,910	24
Shareholders' equity	**393,476**	350,915	12
Market capitalization at year-end	**328,352**	655,497	(50)
Weighted average shares (basic) outstanding (#)	**37,697**	36,463	3
Operating as at December 31			
Fracturing spreads			
Conventional fracturing [2]	**24**	24	–
Coalbed methane [2]	**2**	4	(50)
Total [2]	**26**	28	(7)
Coiled tubing units	**18**	18	–
Cementing units	**18**	16	13

[1] Refer to "Non-GAAP Measures" on page 30 for further information.

[2] The reported number of available conventional and coalbed methane fracturing spreads was changed during the fourth quarter of 2008 to reflect the reconfiguration of Calfrac's fracturing horsepower requirements in North America.

understanding the 2008 numbers

revenue

$564.4 million

Calfrac's revenue was up by 23 percent year-over-year, reflecting high activity levels in the United States as well as a growing proportion of larger, deeper, more horsepower-intensive jobs in western Canada and the United States.

revenue from outside Canada

52%

For the first time in the Company's history, the majority of its revenue came from outside Calfrac's historical base of western Canada. This reflects the Company's successful drive to expand its markets by meeting the expectations of diverse customers worldwide.

consolidated fracturing revenue per job

$67,974

Fracturing revenue per job (defined as one fracturing stage within a wellbore) climbed by 9 percent year-over-year. This was in keeping with Calfrac's and the industry's focus on deeper, more complex well completions in growing unconventional plays across North America.

operating income

$81.9 million

Operating income was down year-over-year, but reflected solid performance in a challenging environment. U.S. and Latin America results excelled, with operating income growing by $3.2 million.

straight talk



A discussion with Doug Ramsay, President and Chief Executive Officer

q: Given the situation in the broader financial markets please tell us how Calfrac is positioned in terms of its balance sheet, cash and cash-generating ability for the short term.

a: The volume of business we were able to generate in 2008 achieved record levels – that's very important. Equally important, our capital investment was only slightly above our internally generated cash flow in 2008. In 2009 we've taken a very conservative approach, with reduced capital spending and a broad program of cost reductions. We're acutely conscious of the downturn in North American oil and natural gas field activity and pricing of services, the economic uncertainty worldwide and the resulting lack of clarity about what's going to happen to business volume in our key North American markets.

We are committed to operating in a prudent manner. Our Board of Directors and management team, myself included, have experience in operating through all phases of the economic cycle. Calfrac's balance sheet is solid, with strong working capital coming into 2009, and we're modestly drawn on our bank facility, which we recently renewed. Importantly, our long-term debt that was secured in 2007 is not subject to annual review and will be in place under the same terms until 2015. We're well positioned on the financial side to weather the general financial uncertainty and the current industry downturn. Calfrac has the ability to adjust its activities to suit prevailing conditions. We may even see opportunities for acquisitions at good valuations – but we'll be careful about how much debt we take on.

q: How has the general economic downturn affected your operations and plans?

a: The combination of lower commodity prices, much tighter corporate credit and a reduced ability to raise equity affects our customers – exploration and production companies – and our industry, the energy services sector, and is expected to limit areas of growth for us. We are seeing reductions in some costs. The price of diesel fuel has fallen enough to represent a material saving. We're also starting to see cost reductions and shorter lead-times for new equipment. Cheaper fracturing chemicals are helping our customers. But there is pricing pressure, no question, and Calfrac's margins are under pressure. That's why over the winter we implemented a broad program of cost control and cost cutting. It is aimed at reducing operating and SG&A costs in order to preserve margins to the greatest extent possible.

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top of mind

"Calfrac's balance sheet is solid, with strong working capital coming into 2009. We're modestly drawn on our bank facility, which we recently renewed."

q: Is everyone in your sector equally affected, or do you see some companies doing better?

a: Companies that don't have the right style of equipment or an adequate volume of pumping capacity can't participate in certain market segments. The capital crunch, meanwhile, limits their ability to grow. This means some smaller companies are at a pinch point. In addition, there are barriers to entry into the high-growth, high-horsepower pressure pumping market because of the mass required and the critical nature of these completion jobs, which often cost $2-$3 million per well. You simply can't afford not to execute these correctly, and customers don't have confidence in these types of competitors to do these critical jobs. Over the years we have built the confidence of our customer base, not only in our equipment but in how we do business, our ethics, our ability to execute these jobs and our strong, pervasive, day-to-day commitment to safety and environmental protection. And these are strengths that remain – arguably become even more important – in a lower-price, more competitive environment.

q: Last year you talked about your service line depth, your technology and your global footprint providing diversification that stabilizes your operations through the cycle. Did those factors help you in 2008, and will they help going forward?

a: Those strengths were very helpful in 2008. The diversity of customers and operating basins creates the ability to move equipment around. Right now one basin that had been great for Calfrac, the Piceance in the U.S. Rocky Mountains region, has slowed down substantially because of low natural gas prices, so we've been transferring equipment to more active areas. In one case we moved equipment from Colorado to Alberta and Arkansas and it was generating revenue three days after departing our base in Colorado. We can do this efficiently in a three-nation area that now includes Mexico. To a lesser extent, we can also efficiently transfer equipment to Russia and Argentina.

These moves are overseen by our adherence to internal goals and benchmarks, including return on capital employed. This creates discipline and good judgment to optimize equipment utilization and revenue-generating days. One other benefit of diversification goes to the uncertainty we discussed earlier. In Russia, once the year's contracts are awarded, you have a good idea what your revenues are going to be in that area.

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q: There's been a lot of excitement over unconventional plays like tight sands and gas shales. Yet the overall drilling counts in Canada and the U.S. are declining. What does this mean?

a: Dramatic changes in the completion of wells have driven an evolutionary and, arguably, a revolutionary change in the North American natural gas game. Completions have become a more important and a larger part of the whole cycle of bringing a new well on-stream. In our business we've gone from generally a single fracture per wellbore, with smaller volume at lower rates and pressures, to multiple fracs at higher rates and pressures, and very large volumes of sand or proppant. There are more and more horizontal wells, which are typically heavy on completions activity.

For the operator, there's been a monumental shift in how we execute fracturing treatments, including a review of all the conventional wisdom, the adoption of new philosophies and the utilization of new science in how we approach and design them. The sands and shales nowadays are very tight – less permeable – and we've created programs that achieve larger fractures, exposing more reservoir surface area and, in the process, delivering wells that are more productive. One dimension of this revolution is that all of the players involved in completions are working together. Calfrac is involved right up front in the design of the well, the specifications, the size of the wellbore, the tubulars and the techniques that will be applied. And it's working – the new techniques are generating prolific wells.

This is very positive for our business, because spending on well completions is becoming a much higher proportion of the overall cost of drilling, completing and tying in a well. In the unconventional plays there's an order of magnitude difference in fracturing activity and spending – it's a ten-fold or even 20-fold increase. So, for example, a $4 million Montney well or a $7 million Horn River well represents much greater fracturing revenue than the same number of field days spent completing ten or more $400,000 shallow wells out on the Prairies. A service provider located in these growing unconventional plays can grow and profit even when a basin's overall well-count is declining.



top of mind

"We're being accepted here because we can come up with solutions to technical challenges in difficult reservoirs."

Q: How is Calfrac positioned to take advantage of these trends?

A: Well over half of our Canadian revenue is now from the unconventional markets, and over a quarter of our entire 2008 revenue came via our Grande Prairie base in northwest Alberta. Grande Prairie services western Canada's two big unconventional gas plays, the Montney and the Horn River (or Muskwa) shale. Calfrac is in the thick of these two plays – we've done hundreds of Montney fractures already. Each Montney horizontal completion equals multiple conventional vertical fractures. The well-count in both plays is growing steeply year-over-year. In response to the increased activity in these plays, we recently opened satellite districts in Dawson Creek and Fort Nelson, British Columbia.

Unconventional gas plays in the U.S. – tight sands, gas shales, deep basin-type reservoirs and other resource-play-type developments – have greatly outperformed expectations. The wells are delivering strong initial productivity, and together these plays have been driving absolute growth in U.S. gas production. Calfrac is in many of the big unconventional gas plays. Activity levels in some basins have fallen in response to lower gas prices, which in turn has created competitive pressures in some of the lower cost plays. But there's little question in my mind that, over the longer term, these plays are where the action is. In addition, in late 2008 we did a trial fracturing program in the Bakken oil play in North Dakota – an enormous oil-in-place reservoir with huge long-term potential. This goes back to the type of company Calfrac is: we're being accepted here because we can come up with solutions to technical challenges in difficult reservoirs.

Q: Do you see this trend continuing? In other words, are traditional metrics like the total drilling forecast for Canada or the U.S. diverging from the factors that drive your business?

A: Yes. The overall number of wells in Canada and the U.S. is in decline – but the number of horizontal wells has been increasing. This has generated more spending on completion activities, like fracturing. A more completions-focused scene is the longer-term direction of our business – although we do expect overall business to dip this year. I don't think it's just a fad. This is a reflection of the industry, the geological situation in North America and the reservoirs that will yield oil and natural gas for the future. We've found all the easy ones – these are the hard ones. There's no getting lucky anymore – you have to be smart.

Well completion costs have moved from representing about 15 percent of the total costs to drill, complete and tie-in a new well to approximately 35-40 percent. For producers, the payback warrants the investment – that's the driver. Going forward, as production from previously drilled unconventional wells declines, there's opportunity not only to frac the new wells that are drilled, but to refracture and restimulate those older wells. The nature of tight, unconventional reservoirs means that you can restore production almost to its original rate – at perhaps 30 percent of the original well cost. All of that 30 percent is completions-related.

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q: What do you foresee happening operations-wise over the next year in North America?

a: Our main risk, as always, is the price of natural gas and, to a lesser degree, crude oil. With current prices and the outlook for both commodities weak, and with producers having signalled much lower capital expenditures in the year ahead, we do not see our revenues growing in 2009. We all have to recognize that these are lean times. There is much lower activity in the Piceance Basin in Colorado. The Fayetteville shale play in Arkansas remains highly active because it generates good returns on capital for producers even at low gas prices, but the recent influx of equipment is increasing price competition. We believe that with our many competitive strengths – positioning in some of North America's most active unconventional plays, strong customer relationships, plus the cost reductions we're undertaking, Calfrac will emerge as a cost-efficient, lean company that's positioned to resume growth when commodity prices recover. In the meantime, we will focus intently on the factors that we can control.

q: What about the international picture – is geographical diversification continuing to benefit Calfrac?

a: Our international footprint continues to be a net plus for Calfrac, because the biggest part of the downturn in activity will be in Canada and the United States. Russia is mainly an oil opportunity, and Mexico is balanced for oil and natural gas. Even with oil prices of US$40 to US$50 per barrel, we believe those countries will still be active because of the importance of oil to their economies, and the relatively favourable cost structures. We see opportunity to lever our expertise, to take what we've learned domestically and export that into the worldwide markets – our people, technology, equipment and execution. These skills include things like analysis of wells while fracturing and the analysis of a well's performance after fracturing, which isn't being done in a lot of international markets. One reason we're a leader is our cross-pollination – we learn in one market and export it to others.

q: Please give us an overview of what's happening in Russia, Mexico, and Argentina.

a: Russia and Mexico are resource-based economies that need to generate revenue from commodity production. Mexico simply has to take steps to offset the decline in its main producing field, Cantarell. Mexico is a net importer of natural gas, yet it clearly has the resource base to be a net exporter. Mexico needs to look at its onshore potential to move production up in the shorter term, and we expect to see a concerted effort, including in the Burgos Field where Calfrac is active. In Russia, its higher-cost frontier developments are going to go slower at low commodity prices. We therefore see activity ramping up in historical producing areas where Russia can increase production and create value at lower commodity prices. That's where Calfrac is – so this is a positive trend for us. In Argentina, quite a bit needs to happen in the policy area before there's major drilling activity and expansion for Calfrac.

q: What about potential new markets?

a: Our approach remains consistent: we enter new countries in a conservative manner, learn to operate effectively, especially by understanding the key realities that shape those markets, and then we expand prudently. Other areas in South America are starting to look at using North American technology and methods to lever their resources. Simply put, Calfrac has the ability to bring them what they need. We see opportunities in a number of areas, but we do not intend to proceed until market conditions warrant doing so.

q: The energy industry is placing a sharper focus on human resources, health, safety and the environment. Where is Calfrac in these areas?

a: For years, Calfrac – from its board of directors on down – has placed a strong emphasis on HS&E; it is a core value of our business. Senior people here have 20-30 years of industry experience, and we've experienced all of these issues in the field. In this company we are very attentive to HS&E, and Calfrac's performance is strong – even though we haven't talked about it very much. Larger customers nowadays demand that their service providers have established HS&E programs, that they walk the talk. Calfrac does so. It's not window-dressing. It starts at the top, with me. With lower activity levels expected for 2009, we are now systematically evaluating our labour force and will develop those people with the greatest skill-sets, experience and adaptability.

q: Tying all of the things you've talked about together, why should an investor today regard Calfrac as a good investment?

a: We offer disciplined management in all areas – operations, technology, administration, finance – which is key in an uncertain market. Our operations are diversified and located in the right spots, especially growing resource plays around North America. We have technologies that work in the field. We have a strong, established customer base. Our business is customer-focused, not sales-focused – we're committed to helping our customers succeed in their business. This goes back to our values, which we sum up as "service first". We have the right people, including an experienced senior management team, which we recently strengthened further. We have a strong balance sheet, including a cash position and a business that we believe can generate free cash flow for the year even during these challenging times. Perhaps most important, Calfrac is well positioned to take advantage of the industry realignment towards completions that are focused on horizontal wells in unconventional reservoirs. If you're going to invest in the energy services sector – that's where you want to be.


CALFRAC
CALFRAC

top of mind

"We see opportunity to lever our expertise, to take what we've learned domestically and export that into the worldwide markets – our people, technology, equipment and execution."

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cracking the code of diverse plays

Northeast British Columbia

JANUARY 2005

Major technology-driven geological opportunity in Montney tight sand/siltstones, Horn River shale and other tight sands and shales. Rapidly growing industry activity and heavy investment even amid lower commodity prices. All wells require fracturing, and majority are multi-stage fractured horizontals. Typical well cost is $4-$7 million, of which 30-40 percent is related to completion activities.

Alberta Deep Basin

OCTOBER 2000

Alberta's original unconventional gas play of tight, mostly Cretaceous sands continues to yield successes, including prolific multi-zone wells driven by improved seismic and well completions. Deep Basin is an ongoing focus of exploration drilling, investment and development. Wells are a mix of multi-zone vertical and horizontal, and nearly all require fracturing.

Colorado

FEBRUARY 2002

The U.S. central Rocky Mountains include a number of large tight gas fields, such as in the Piceance and DJ Basins, which are developed both with multi-zone vertical and horizontal wells. Some are higher-cost, price-sensitive tight sands, while others are technically complex shale plays like the Niobrara. Current activity has been dampened by lower natural gas prices, but long-term opportunity is extensive.

Mexico

NOVEMBER 2007

Growing investment in two major onshore areas to offset declining production in Mexico's main offshore field. Natural gas and oil plays at Burgos and Chicontepec, respectively, are relatively technical and amenable to application of up-to-date completions equipment, techniques and chemical technologies. Gradually increasing scope for participation by foreign service providers, with major long-term opportunity given supportive energy policy environment.

Argentina

APRIL 2008

Substantial oil and natural gas resource opportunity, including exploration of new prospects and redevelopment of declining producing fields, held back by unsupportive and volatile federal fiscal and energy policies. International E&P sector, including Canadian producers, willing to increase activity should government policy environment improve.

Note: Dates reflect Calfrac's entry into the region

SEPTEMBER 2005

Noyabrsk, Russia

Similar geology, resource maturity and production profile to Khanty-Mansiysk, although somewhat smaller in scale. New opportunities are emerging and activity levels are starting to increase in response to Russian industry's price-driven refocusing on opportunities for lower-risk, lower-cost production additions in historical producing areas.

MAY 2006

Khanty-Mansiysk, Russia

Historical Russian producing area offering mix of re-fracturing existing wells and completion of new medium-depth vertical oil wells. Generally conventional fracturing work using established techniques and materials. Activity levels are picking up in traditional producing areas as lower commodity prices make high-cost frontier projects uneconomical.

MARCH 2007

Beebe, Arkansas

Fayetteville shale is one of the hottest unconventional gas plays in the United States. Its huge success parallels the Barnett shale, but with faster growth curve. Calfrac performed approximately 1,000 fracturing jobs in the Fayetteville shale during 2008. Majority of new wells are multi-stage-fractured, long-leg horizontals, generating large completions spending with very large fracturing jobs of typically 22,000-27,000 horsepower. Slickwater fracturing technology widely used. Continued growth is forecast.


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1. Northeast British Columbia

Calfrac is an industry leader focusing on building up fleet horsepower and providing new and custom-tailored technologies. Capital program in 2008 increased Canadian fleet pumping horsepower from approximately 70,000 to 104,000. Latest technologies including slickwater and PolyCO_2 treatments are being provided. Outlook is for further growth.

2. Alberta Deep Basin

From its operating bases in Grande Prairie and Red Deer, Calfrac is active throughout this 400-km-long play running along the Alberta Foothills. Company's service offering of modern equipment, scalable horsepower, expert operating teams and continuously improving proppants, treatments and chemicals is fulfilling the oil and natural gas industry's needs.

3. Colorado

High activity levels in the Piceance Basin in 2008 scaled back towards year-end due to lower gas prices. Company redeployed equipment to more active areas. Calfrac has remained competitive by offering technical solutions, particularly leading-edge chemistry.

4. Beebe, Arkansas

Calfrac is highly competitive in this growing, fracture-intensive shale gas play. Deployed third fracturing crew to Fayetteville shale in early 2009. Key customers include the play's largest operators, and relationships include a right of first refusal contract into 2011. Job sizes and numbers continue to expand. Cost of incremental gas production among the lowest in North America. Calfrac sees Fayetteville activity continuing to grow.

5. Mexico

Calfrac is in the second year of three-year, US$75 million contract in Burgos field, requiring two fracturing spreads and crews, and expects continued steady work.

6. Argentina

Calfrac has established a local presence and deployed two cementing units, bringing modern equipment offering operating efficiencies and environmental benefits to a region historically employing older technology. Calfrac has cautiously entered this market given its uncertain fiscal and policy regime, but is well-positioned to participate in future opportunities as activity rebounds.

7. Khanty-Mansiysk, Russia

Calfrac has two fracturing crews and three coiled tubing units deployed in this area. New 2009 contracts were recently negotiated, providing for increased equipment utilization throughout the year. Calfrac benefits from Russian industry refocusing on historical producing areas.

8. Noyabrsk, Russia

Calfrac's operations in Russia focus on deploying efficient and effective modern equipment, operated by well-trained crews with an experienced management team. Calfrac has one fracturing crew and two coiled tubing units deployed in this area. Current year's contracts provide for continued full utilization, and new work being planned with a major operator that will expand our geographic reach.

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unconventional wisdom

A leader in fracturing technologies in the **toughest reservoirs** in the world.



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understanding our diverse markets





Canada

This division began operations in 1999 and currently provides fracturing, coiled tubing and cementing services to oil and natural gas companies operating in northeast British Columbia, Alberta and Saskatchewan. The Company's Canadian customer base ranges from large, multinational publicly traded companies to small private companies. At December 31, 2008, Calfrac operated 16 fracturing spreads, 13 coiled tubing units and 11 cementing units in Canada.

Key Statistics – Dec. 31, 2008

- Operating Bases – Grande Prairie, Edson, Red Deer, Strathmore and Medicine Hat
- Service Lines – Fracturing, Coiled Tubing and Cementing
- Total Horsepower – Approx. 104,000
- Employees – Approx. 850

2008 Highlights

- Acquired the remaining 70 percent interest in ChemErgy Ltd. in order to provide synergies associated with in-house chemicals procurement, supply and development.
- Awarded a major tender for fracturing services within one of western Canada's newest unconventional resource plays.
- Secured additional sources of supply for proppant, diesel fuel, nitrogen and carbon dioxide to support the Company's growing operations in the deeper, unconventional reservoirs of western Canada.
- Enhanced Calfrac's Canadian fracturing pumping capacity to support growing demand for the Company's services in northern Alberta and northeast British Columbia. Early in 2009, a new deep fracturing spread was deployed into this market.
- Developed new rotational program to attract and retain experienced operations personnel from eastern Canada.
- Redeployed personnel and equipment from less active regions to support high activity levels in northern Alberta and northeast British Columbia, supporting overall equipment utilization.

United States

Calfrac entered the United States in 2002, initially providing fracturing services to oil and natural gas companies in the Denver Julesburg Basin in Colorado. The Company expanded into the Piceance Basin of western Colorado and, in 2007, began fracturing and cementing operations in the Fayetteville shale play of Arkansas. At year-end, the United States division operated five fracturing spreads and five cementing units.

Key Statistics – Dec. 31, 2008

- Operating Bases – Grand Junction, Platteville and Beebe
- Service Lines – Fracturing and Cementing
- Total Horsepower – Approx. 140,000
- Employees – Approx. 350

2008 Highlights

- The industry trend towards completing larger, higher-rate, multi-stage fracturing jobs resulted in record activity levels for the Company's operations in the Piceance Basin and Fayetteville shale play.
- Significantly increased the scale of cementing operations in Arkansas to service high customer demand.
- Transferred personnel and equipment into Grand Junction from Platteville to support Calfrac's active fracturing operations in western Colorado.
- Enhanced the terms of a long-term fracturing contract on a right of first refusal basis with a major U.S. natural gas producer to include the provision of a second fracturing spread in Arkansas.
- Entered into an agreement with our largest proppant supplier for additional volumes commencing in 2010.

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Russia

In 2005, the Company entered Russia and is currently focused on the provision of fracturing and coiled tubing services in Western Siberia. The Company was awarded five annual contracts by two of Russia's largest oil and natural gas producers. At year-end 2008, the Company was operating three fracturing spreads and five coiled tubing units in Russia.

Key Statistics – Dec. 31, 2008

- Operating Bases – Khanty-Mansiysk and Noyabrsk
- Service Lines – Fracturing and Coiled Tubing
- Total Horsepower – Approx. 25,000
- Employees – Approx. 500

2008 Highlights

- Consolidated operations into most active operating areas, Khanty-Mansiysk and Noyabrsk.
- Focused on streamlining operations to realize cost savings and improve financial performance.

Mexico

The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico under the terms of a three-year contract which is subject to renewal and expires in October 2010. As of year-end 2008, Calfrac was operating two fracturing spreads in Mexico.

Key Statistics – Dec. 31, 2008

- Operating Base – Reynosa
- Service Line – Fracturing
- Total Horsepower – Approx. 18,000
- Employees – Approx. 75

2008 Highlights

- Deployed a second fracturing spread into Mexico early in the third quarter.
- Established strong local management team and completed first full year of operations.
- Achieved record levels of revenue during the fourth quarter.

Argentina

In Argentina, the Company provides cementing services to a local oil and natural gas company under the terms of an arrangement. At December 31, 2008, Calfrac operated two cementing units in Argentina.

Key Statistics – Dec. 31, 2008

- Operating Base – Catriel
- Service Line – Cementing
- Employees – Approx. 20

2008 Highlights

- Strong local management established new district base in Catriel, Argentina and began cementing operations early in the second quarter.

> "One reason we're a leader is our cross-pollination – we learn in one market and export it to others."
>
> – Doug Ramsay, President and Chief Executive Officer

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understanding the evolution of our business




north american drilling activity
number of rigs
1,000
800
600
400
200
0
2004
2005
2006
2007
2008
average vertical drilling rig count
average horizontal drilling rig count
Source: North America Rotary Rig Count – Baker Hughes

The economic drivers affecting well completions providers have been shifting profoundly in the North American energy sector. As the drivers change, so do the benchmarks of success. For decades, oil and natural gas wells were all or nearly all drilled vertically. Drilling took up the vast majority – typically 85 percent – of the overall drilling, completions and tie-in spending. Investors assessing industry health and the prospects of cash flow growth looked mostly to the overall well-count plus the number of active rigs. With hydraulic fracturing budgets per well relatively small, it required lots of wells to keep pressure pumping companies active.

The push into unconventional plays has altered all of these relationships. Overall well and rig counts in 2008 have increased over the prior year; however, the number of horizontal wells is growing at a fast rate while the number of vertical wells is declining. This reflects the move into unconventional plays. Concurrently, the proportion of spending on completions – of which hydraulic fracturing is a key part – is increasing significantly. Horizontal wells with six to 12 fractures often see 35-40 percent of their $4-$7 million or even greater cost spent on the completion phases. That means historical metrics are becoming less relevant – and it's great news for Calfrac.

the move to unconventional gas

1949 First recorded commercial fracture-stimulation performed on an oil or natural gas well, in the United States. Fracturing proves successful and economically viable.

1974 North America's first commercial horizontal oil or natural gas well drilled by BP at Prudhoe Bay. Initially horizontal wells target naturally fractured rock.



1976 Elmworth/Wapiti field discovered in Alberta, validating Deep Basin natural gas concept – western Canada's first major unconventional natural gas play. The concept becomes widely applied in U.S. mountain states. Virtually all such wells require fracturing.

1981 Barnett shale field in Texas discovered. Slow to begin, persistence drives advances in fracturing techniques. The Barnett spurs industry interest in shale gas.

1999 Calfrac Well Services Ltd. founded in response to increasing demand for fracturing services in western Canada.



north american unconventional natural gas plays


Horn River
Montney
Deep Basin
Utica
Denver Julesburg (DJ)
Piceance
Marcellus
Fayetteville
Barnett
Haynesville
Silt and clay
Tight sands
Shale
Calfrac operations

unlocking unconventional plays with horizontal drilling


Horizontal
Vertical

Horizontal wells tapping today's tight sands and gas shales typically include six to 12 and sometimes up to 20 fracture stages per well. Combined with the high horsepower required to pump the enormous fluid volumes these reservoirs demand, such wells generate very large fracturing revenues per well site (each stage is classified as a separate "job").

This relationship explains how the overall well count in a basin can be falling even as revenues for certain specialized service providers – like Calfrac – can grow.

Vertical well fracturing has been a very good business for Calfrac. Still, the generally low number of productive zones in a vertical well means limited fracturing revenue per well and proportionately longer down-time for equipment moves and set-up.

Summer 2002
New completions technology enabling multiple staged fractures along the leg of a horizontal well is introduced. Gains rapid acceptance in shale gas plays and soon expands to other applications.

2006
Calfrac performs its first Montney tight siltstone fracturing work in northeast B.C. Calfrac continues as leader in Montney and, later, Horn River shale gas play. Both extensively apply multi-stage fractured horizontal wells.



2007
Calfrac does its first fracturing job in the Fayetteville shale play of Arkansas. Fayetteville drilling began in 2004. In 2008, approximately 1,000 multi-stage fractures of horizontal wells were completed by Calfrac in the Fayetteville.

2009
Calfrac's pressure pumping fleet has approximately 287,000 horsepower, reflecting evolution of the well completions sector towards unconventional gas targets.



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unconventional wisdom

A **great workforce** that is ready for every phase of the business cycle.

Recognizing that we always need to be prepared no matter where we are in a business cycle, Calfrac's senior management has made a renewed commitment to managing human resources strategically. It's all about cultivating and fostering a great workforce to create an industry-leading foundation. We have been introducing state-of-the-art workforce planning techniques, employee surveys, action plans, town hall meetings and many other measures that go beyond the status quo.

From a labour perspective, the fracturing business is unique. It includes large and potentially hazardous operating equipment that's used to apply highly technical and precise processes – with millions of dollars at stake in every job. The nature of this work exposes the industry to staff turnover. The companies that prevail are the ones that have figured out the value proposition for employees. Calfrac has always strived to do that, but is determined to improve as it grows.

The orientation process at Calfrac includes a thorough introduction to the organization, its systems and processes, plus comprehensive safety training, followed by a strong mentorship process to ensure recruits can work successfully and safely. Specific training programs for supervisors and technical operators are a corporate priority.

In 2008, Calfrac designed a Rotational Recruitment Program to get more of the high-quality people it needs and to keep them for the long term. This strategic initiative enabled us to look outside of the tight Alberta labour market by carefully targeting areas with high numbers of qualified, job-seeking people in Atlantic Canada and northwest Ontario. By offering full-time employment based on a three-week-on, two-week-off schedule, with transportation and accommodation provided by Calfrac, we met people's need to preserve their family life at home and eliminated their concerns about seasonal temporary employment.

Calfrac is sensitive to the cultural and family life needs as well as the economic aspirations of its people – one reason we've been able to recruit and retain highly skilled, motivated employees.



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Last year, through this program, we balanced our Canadian operations workforce, which now consists of 20 percent rotational field personnel. As we enter a downturn in the industry, we have leveraged this program to retain high quality staff. It meets Calfrac's economic parameters through all phases of the industry cycle and, most importantly, it has enabled us to high-grade our workforce, creating a competitive advantage.

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unconventional wisdom

Achieving **continuous** company-wide **improvement**, including in the critical areas of health, safety and the environment (HS&E).

Our in-house Calfrac Management System governs the structure of the Company's approach to health, safety and environmental issues, and is designed to bring about steady betterment to the processes and results of individual programs.

In 2008 we worked on the key areas of:

- auditing/maintaining our provincial Certificate of Recognition (COR);
- improving our hazard identification process;
- improving our jobsite safety analysis (JSA) process; and
- implementing a contractor/subcontractor management system.

COR – This key provincial certification recognizes our sophisticated safety system and includes numerous categories which incorporate rigorous criteria. The COR is based on the standard industry Basic Safety Program (BSP). Maintaining the COR requires the Company to perform annual internal audits and, once every three years, to submit to an external audit. Calfrac completed its required internal audit in 2008 and its COR has been confirmed for 2009.

Hazard identification system – A component of Alberta's BSP, Calfrac is enhancing its process for this essential part of the Company's safety program. By identifying potential hazards ahead of time and thereby controlling them before they appear, Calfrac aims to further improve its preventative safety management, reducing the potential for and occurrence of workplace accidents.

JSA – Another aspect of the BSP, JSAs have been integrated into Calfrac's field operations for years. Under a JSA, field crews hold a safety meeting before beginning any job. It identifies the nature of the job, the safety plans to be followed and any particular areas of concern on that job. Calfrac is raising the bar on its JSAs by adding a sub-assessment for each individual piece of equipment to be operated on a particular job.


STEVE ALLEN

Before beginning any job, Calfrac's field crews meet to go over safety plans covering the job and the equipment to be used.


lost-time injury rate
work hours lost per million man-hours worked
1.50
1.25
1.00
0.75
0.50
0.25
0
1.48
0.63
0.70
0.23
0.53
2004
2005
2006
2007
2008

Subcontractor management system – Existing prerequisites for Calfrac's suppliers and partners in the field include basic requirements for insurance, workers' compensation and other aspects to ensure they have satisfactory preparedness to work for Calfrac. In 2008, we took this to a higher level by registering details about our subcontractors in a database operated by a public HS&E data management provider. The database will be linked with formalized policies now in development to ensure that all of our subcontractors have the preparedness required to meet Calfrac's standards for the planned field activity. Subcontractors will have access to a dedicated manual to help them understand and meet Calfrac's standard and to establish a path to improvement.

Objectives and benefits – The goal of all of these programs and processes is simple: to maximize safety for Calfrac's people as well as our customers, contractors and the general public. The main performance yardsticks are the total recordable injury frequency (TRIF) and the lost-time injury rate (LTIR). Calfrac has shown several years of impressive reductions to these rates and last year remained much better than the industry-sector average as tracked by the Alberta Workers' Compensation Board.

Environmental protection – Calfrac is conscious of the need to reduce environmental impacts wherever possible. By any international measure, Canadian energy services companies already operate to very high environmental standards. Still, Calfrac seeks continual improvements. We're adopting new chemical formulations and blends that are less hazardous to handle and safer. In addition, we design our new equipment to reduce the jobsite footprint. By combining the blending and pumping function into a single unit, for example, we can reduce the number of equipment pieces required on smaller jobs as well as the heavy traffic transiting rural roads.

Global operations – As an international operator, Calfrac seeks to apply the highest achievable standards to its field operations in other countries. Programs and processes spearheaded in Canada and the United States are being progressively applied in our other operating areas.

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management's discussion and analysis

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of March 4, 2009 and is a review of the financial condition and results of operations of the Company based on Canadian generally accepted accounting principles (GAAP). Its focus is primarily a comparison of the financial performance for the years ended December 31, 2008 and 2007 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included on page 30 of this Annual Report.

CALFRAC'S BUSINESS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services.

The Company operated three business segments during 2008:

- The Canadian segment is focused on the provision of fracturing, coiled tubing and cementing services to a diverse group of oil and natural gas exploration and production companies operating within Alberta, northeast British Columbia and southwest Saskatchewan. The Company's customer base in Canada ranges from large multi-national public companies to small private companies. Calfrac had 16 fracturing spreads, 13 coiled tubing units and 11 cementing units in Canada at December 31, 2008.

- The United States and Latin America segment of the Company's business provides pressure pumping services from operating bases in Colorado, central Arkansas, northern Mexico and central Argentina. In the United States, the Company provides fracturing services to a number of oil and natural gas companies operating in the Piceance Basin of western Colorado and the Denver Julesburg Basin of eastern Colorado, as well as fracturing and cementing operations in the Fayetteville shale play of Arkansas. The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico under the terms of a three-year contract which, unless renewed, will expire in October 2010. In Argentina, the Company provides cementing services to a local oil and natural gas company. At December 31, 2008, the Company had seven fracturing spreads and seven cementing units within the United States and Latin America segment.

- The Company's Russian segment is focused on the provision of fracturing and coiled tubing services in Western Siberia. In 2008, the Company operated under the terms of two annual contracts negotiated with one of Russia's largest oil and natural gas producers. At December 31, 2008, the Company had three fracturing spreads and five coiled tubing units in Russia.

CONSOLIDATED HIGHLIGHTS

Years Ended December 31,	2008	2007	Change
(000s, except per share amounts)	($)	($)	(%)
Revenue	**564,363**	460,320	23
Operating income [1]	**81,940**	100,094	(18)
Net income	**17,864**	38,568	(54)
Per share – basic & diluted	**0.47**	1.06	(56)
Cash flow from operations [1]	**80,747**	87,642	(8)
Per share – basic & diluted	**2.14**	2.40	(11)
EBITDA [1]	**83,957**	97,789	(14)
Per share – basic & diluted	**2.23**	2.68	(17)
Working capital	**100,575**	92,156	9
Total assets	**691,772**	558,910	24
Long-term debt	**159,899**	129,535	23
Shareholders' equity	**393,476**	350,915	12
Cash dividends per share	**0.10**	0.10	–

(1) Refer to "Non-GAAP Measures" on page [illegible] for further information.

2008 OVERVIEW

In 2008, the Company:

- increased revenue by 23 percent to $564.4 million from $460.3 million in 2007;
- reported net income of $17.9 million or $0.47 per share;
- reported operating income of $81.9 million, a decrease of 18 percent from 2007;
- generated cash flow from operations of $80.7 million or $2.14 per share;
- incurred capital expenditures of $84.8 million primarily related to increasing the Company's fracturing pumping capacity throughout North America;
- was awarded a major tender for fracturing services within some of western Canada's newest unconventional resource plays;
- enhanced the terms of a long-term fracturing contract with a major U.S. natural gas producer to include the provision of a second fracturing spread in Arkansas;
- secured additional sources of supply for proppant, diesel fuel, nitrogen and carbon dioxide to support the Company's operations in the deeper, unconventional reservoirs of western Canada and the United States;
- increased the pumping capacity of its fracturing fleet by 19 percent to approximately 287,000 horsepower;
- completed its first full year of fracturing operations in Mexico;
- began cementing operations in Argentina early in the second quarter of 2008;
- acquired the remaining 70 percent interest in ChemErgy Ltd. that it did not previously own;
- paid dividends of $3.8 million or $0.10 per share; and
- purchased and cancelled 102,782 common shares under the terms of the Normal Course Issuer Bid for a total cost of approximately $0.9 million.

Revenue
($MM)


564.4
460.3
426.4
314.3
241.4
04
05
06
07
08

NON-GAAP MEASURES

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP and, therefore, are considered non-GAAP measures. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and its ability to generate funds to finance its operations. These measures may not be comparable to similar measures presented by other entities. These measures are further explained as follows:

Operating income is defined as revenue less operating and selling, general and administrative expenses excluding depreciation. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income was calculated as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Net income	**17,864**	38,568
Add back (deduct):		
Depreciation	**51,147**	37,107
Interest, net	**11,572**	9,450
Equity share of net income from long-term investments	**(122)**	(532)
Foreign exchange (gains) losses	**(1,904)**	2,299
Loss on disposal of capital assets	**9**	538
Income taxes	**3,515**	12,664
Non-controlling interest	**(141)**	–
Operating income	**81,940**	100,094

Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow was calculated as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Cash provided by operating activities	**50,111**	79,483
Add back:		
Net change in non-cash operating assets and liabilities	**30,636**	8,159
Cash flow from operations	**80,747**	87,642

EBITDA is defined as income before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA was calculated as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Net income	17,864	38,568
Add back (deduct):		
Depreciation	51,147	37,107
Interest, net	11,572	9,450
Income taxes	3,515	12,664
Non-controlling interest	(141)	-
EBITDA	83,957	97,789

Revenue Mix 2007



- Fracturing Services: 88%
- Coiled Tubing Services: 8%
- Cementing Services: 4%

FINANCIAL OVERVIEW – YEAR ENDED DECEMBER 31, 2008 VERSUS YEAR ENDED DECEMBER 31, 2007

Canada

Years Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	273,398	249,473	10
Expenses			
Operating	222,362	186,498	19
Selling, general and administrative (SG&A)	10,742	10,851	1
	233,104	197,349	18
Operating income [1]	40,294	52,124	(23)
Operating income (%)	14.7%	20.9%	(30)
Fracturing revenue per job ($) – Canada	62,657	48,130	30
Number of fracturing jobs – Canada	3,620	4,481	(19)

(1) Refer to "Non-GAAP Measures" on page 50 for further information.

Revenue Mix 2008



- Fracturing Services: 85%
- Coiled Tubing Services: 10%
- Cementing Services: 5%

Revenue

During 2008, revenue from the Company's Canadian operations was $273.4 million compared to $249.5 million in 2007. Fracturing revenue in Canada totalled $226.8 million, an increase of 5 percent from the $215.7 million generated in 2007. In 2008, the Company completed 3,620 Canadian fracturing jobs for average revenue of $62,657 per job compared to 4,481 jobs for average revenue of $48,130 per job in 2007. Revenue per job increased during 2008 over 2007 primarily due to a greater number of jobs involving larger scale, technically sophisticated completions and less shallow gas fracturing activity in southern Alberta. This was offset partially by competitive pricing pressures. The growth in Calfrac's revenues was generated despite the general decline in oil and natural gas drilling across western Canada, which mainly affected shallower conventional pools and traditional, less complex completion activities.

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Revenue from Canadian coiled tubing operations during 2008 increased by $13.9 million year-over-year to $30.1 million primarily due to a larger equipment fleet operating in the deeper reservoirs of western Canada. In 2008, the Company completed 2,953 jobs for average revenue of $10,182 per job compared to 3,798 jobs for average revenue of $4,258 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity involving broader scale, technically demanding completions within the Western Canada Sedimentary Basin and a lower number of shallow coiled tubing jobs completed in southern Alberta.

Revenue from Calfrac's cementing operations during 2008 was $16.5 million, a 6 percent decrease from the $17.6 million recorded in 2007. In 2008, the Company completed 1,845 jobs for average revenue of $8,949 per job compared to 1,933 jobs for average revenue of $9,121 per job in 2007. The decrease in the average revenue per job was due primarily to the impact of competitive pricing pressures in western Canada.

Operating Expenses

Operating expenses from Calfrac's operations in Canada during 2008 increased by 19 percent to $222.4 million from $186.5 million in 2007. This increase in operating costs was due mainly to increased activity involving larger scale, technically sophisticated completions and a comprehensive preventative maintenance program in the second and fourth quarters as well as a recruitment program undertaken during the fourth quarter of 2008 in anticipation of higher activity levels throughout the first quarter of 2009.

SG&A Expenses

Calfrac's Canadian SG&A expenses for 2008 were $10.7 million compared to $10.9 million in 2007.

United States and Latin America

Years Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**233,610**	146,806	59
Expenses			
Operating	**171,799**	93,245	84
SG&A	**10,840**	5,778	88
	182,639	99,023	84
Operating income [(1)]	**50,971**	47,783	7
Operating income (%)	**21.8%**	32.5%	(33)
Fracturing revenue per job ($) – United States	**67,669**	85,940	(21)
Number of fracturing jobs – United States	**2,872**	1,679	71
US$/Cdn$ exchange rate [(2)]	**0.9381**	0.9304	1

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

(2) Source: Bank of Canada.

Revenue

For the year ended December 31, 2008, revenue from Calfrac's United States operations was $206.0 million, an increase of 42 percent or $60.9 million from 2007. Calfrac's operations in Mexico and Argentina generated revenue of $25.7 million and $2.0 million, respectively, during 2008. In the prior year, revenue of $1.7 million from Calfrac's Mexican operations was recorded as these operations began during the fourth quarter of 2007. As the Argentina cementing operations commenced during the second quarter of 2008, no revenue was recorded in the previous year. The increase in United States revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region as a result of the completion of a higher average number of fracturing stages per well, a full 12 months of activity in Arkansas during 2008 versus only 10 months in the comparable period of 2007 and the larger scale of cementing operations in Arkansas during 2008. This was offset by competitive pricing pressures throughout all operating regions and lower activity levels in the Denver Julesberg Basin. In 2008, the Company completed 2,872 fracturing jobs in the United States for average revenue of $67,669 per job, compared to 1,679 jobs for average revenue of $85,940 per job in 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts.

Geographical Mix 2007


Canada: 54%
U.S. and Latin America: 32%
Russia: 14%

Operating Expenses

In the United States and Latin America, operating expenses during 2008 increased by 84 percent to $171.8 million from $93.2 million in 2007 mainly due to higher fracturing and cementing activity levels and larger scale of operations in the United States, expenses related to Calfrac's Mexico and Argentina operations and increased fuel expenses.

SG&A Expenses

SG&A expenses in the United States and Latin America for 2008 were $10.8 million compared to $5.8 million in 2007, primarily due to a larger divisional organization to support the U.S operations, higher compensation expenses and the commencement of operations in Mexico and Argentina.

Geographical Mix 2008


Canada: 48%
U.S. and Latin America: 42%
Russia: 10%

Russia

Years Ended December 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	**57,355**	64,041	(10)
Expenses			
Operating	**44,577**	48,056	(7)
SG&A	**3,936**	3,915	1
	48,513	51,971	(7)
Operating income [1]	**8,842**	12,070	(27)
Operating income (%)	**15.4%**	18.8%	(18)
Rouble/Cdn$ exchange rate [2]	**23.3**	23.8	(2)

(1) Refer to "Non GAAP Measures" on page 30 for further information.
(2) Source: Bank of Canada

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Revenue

In 2008, the Company's revenue from Russian operations decreased by 10 percent to $57.4 million from $64.0 million in 2007. This decrease was due primarily to lower fracturing activity resulting from the closure of the Purpe district in early 2008 offset partially by higher coiled tubing activity levels.

Operating Expenses

Operating expenses in Russia during 2008 were $44.6 million versus $48.1 million in 2007. The decrease in Russian operating expenses was primarily due to the impact of lower fracturing activity offset partially by increased product costs resulting from higher than anticipated proppant sales to the Company's customer.

SG&A Expenses

SG&A expenses in Russia for the year ended December 31, 2008 were consistent with the prior year at $3.9 million.

Corporate

Years Ended December 31,	2008	2007	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**2,520**	741	240
SG&A	**15,647**	11,142	40
	18,167	11,883	53
Operating loss [1]	**(18,167)**	(11,883)	(53)

[1] Refer to "Non-GAAP Measures" on page 30 for further information.

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters who directly support the Company's global field operations. For 2008, operating expenses for the Corporate segment increased by $1.8 million from 2007 to $2.5 million, primarily due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008. As a result of this acquisition, the Company realized benefits of lower chemical costs which have exceeded the additional costs associated with the start-up of in-house laboratory services.

SG&A Expenses

Corporate SG&A expenses for 2008 were $15.6 million, an increase of 40 percent or $4.5 million from 2007, primarily due to a larger corporate staff supporting the Company's broader geographic operating scale, and to stock-based compensation expenses which increased by $1.0 million. Corporate SG&A expenses as a percentage of revenue in 2008 were 3 percent, unchanged from 2007.

Interest and Depreciation Expenses

For 2008, the Company recorded net interest expense of $11.6 million compared to $9.5 million in 2007. The higher interest expense in 2008 was primarily related to the long-term debt being outstanding for the entire year in 2008 compared to ten-and-a-half months in 2007, combined with lower interest income earned on the Company's surplus cash balance due to a decline in excess cash and lower interest rates.

During 2008, depreciation expense increased by 38 percent to $51.1 million from $37.1 million in 2007, mainly due to a larger equipment fleet operating in North America and Russia.

Income Tax Expenses

For 2008, the Company recorded an income tax expense of $3.5 million versus $12.7 million for 2007. A current income tax recovery of $4.1 million was recorded for 2008 compared to an expense of $3.9 million for 2007. Calfrac recorded a future income tax expense of $7.6 million for 2008 compared to $8.8 million for 2007. The Company's effective income tax rate for 2008 was 17 percent compared to 25 percent for 2007. The decrease in total income tax expense was primarily due to the Company's lower pre-tax net income. The overall effective tax rate decreased as a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004.

Net Income

Net income for 2008 was $17.9 million or $0.47 per share versus $38.6 million or $1.06 per share in 2007. The lower level of net income in 2008 was primarily due to an increase in operating expenses ($112.7 million), depreciation costs ($14.0 million), SG&A expenses ($9.5 million) and net interest expenses ($2.1 million), offset partially by higher revenue ($104.0 million), lower income tax expenses ($9.1 million) and foreign exchange gains instead of foreign exchange losses ($4.2 million).

Cash Flow

Cash flow from operations before changes in non-cash working capital for 2008 was $80.7 million or $2.14 per share compared to $87.6 million or $2.40 per share in 2007. The year-over-year change was primarily a result of higher operating expenses ($112.7 million) and SG&A expenses ($9.5 million) offset partially by an increase in revenue ($104.0 million), lower cash taxes ($7.9 million) and foreign exchange gains instead of foreign exchange losses ($4.2 million).

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LIQUIDITY AND CAPITAL RESOURCES

Years Ended December 31,	2008	2007
(000s)	($)	($)
(unaudited)		
Cash provided by (used in):		
Operating activities	**50,111**	79,483
Financing activities	**19,172**	89,918
Investing activities	**(81,837)**	(123,610)
Effect of exchange rate changes on cash and cash equivalents	**9,942**	(12,267)
(Decrease) increase in cash and cash equivalents	**(2,612)**	33,524

Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $80.7 million during 2008 compared to $87.6 million in 2007. The decrease was primarily due to higher revenue being more than offset by higher operating and SG&A expenses as discussed previously under "Cash Flow". Net cash provided by operating activities was also impacted by the net change in non-cash working capital. As at December 31, 2008, Calfrac had working capital of $100.6 million, an increase of $8.4 million from December 31, 2007. The increase in working capital was primarily due to an increase in accounts receivable and inventory partially offset by higher accounts payable, all of which were mainly due to a broader scale of operations than at the end of December 2007. The Company reviewed its year-end accounts receivable balance in detail and determined that a provision for doubtful accounts receivable totalling $1.0 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities in 2008 decreased to $19.2 million from $89.9 million in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate plus 0.75 percent, United States base rate plus 0.75 percent, LIBOR plus 2.25 percent or bankers' acceptances plus 2.25 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 1.0 percent, United States base rate plus 1.0 percent, LIBOR plus 2.5 percent or bankers' acceptances plus 2.5 percent. The annual renewal of these credit facilities occurred in December 2008. The Company had not drawn any amounts on either facility through the third quarter of 2008. In response to the turmoil in the financial markets in the fourth quarter of 2008, in order to ensure its short-term liquidity should operating conditions suddenly worsen, the Company drew $25.0 million on its operating line of credit and $65.0 million on its revolving term loan during October 2008. In December 2008, Calfrac repaid $10.0 million on its operating line of credit and $65.0 million on its revolving term loan. As at December 31, 2008, the Company owed $15.0 million on its operating line of credit and was undrawn on its revolving term facility, providing $75 million in immediately available credit should this be required.

At December 31, 2008, the Company had cash and cash equivalents of $36.5 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund and is not exposed to any liquidity issues.

The common shares of the Company trade on the Toronto Stock Exchange (the "TSX") and, at March 4, 2009, Calfrac has 37,741,561 common shares outstanding. The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the board of directors which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by cash flow from operations, excluding changes in non-cash working capital, and totalled $3.8 million in 2008 and $3.7 million in 2007.

Expenses 2007



- Operating: 80%
- Selling, General and Administrative: 8%
- Interest, Depreciation and Other: 12%

Investing Activities

For 2008, Calfrac's net cash used for investing activities was $81.8 million, down from $123.6 million for 2007. Capital expenditures were $84.8 million in 2008, a decrease of $7.1 million from the prior year. Capital expenditures in 2008 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

Expenses 2008



- Operating: 81%
- Selling, General and Administrative: 8%
- Interest, Depreciation and Other: 11%

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

In November 2007, the Company acquired all the shares of 1361745 Alberta Ltd. from a Canadian competitor for total consideration of $24.9 million. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $13.9 million in cash and the issuance of 597,526 common shares. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during 2008 was a gain of $9.9 million compared to a loss of $12.2 million during 2007. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2009 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at March 4, 2009, there were 37,741,561 common shares issued and outstanding, and 2,826,579 options to purchase common shares.

Normal Course Issuer Bid

The Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the TSX on October 20, 2008. Under the rules of the TSX, in the period commencing on October 23, 2008, and ending on October 22, 2009 the Company may acquire up to 1,892,217 of its outstanding common shares, being approximately 5 percent of the common shares outstanding as at October 14, 2008. Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price at the time of purchase and will be purchased on behalf of the Company by a registered investment dealer through the facilities of the TSX. The funding for any purchase of common shares pursuant to the Normal Course Issuer Bid will be financed out of working capital. A copy of the Notice may be obtained by any shareholder, without charge, by contacting the Corporate Secretary of the Company at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, telephone 403-266-6000. During the fourth quarter of 2008, the Company purchased and cancelled 102,782 common shares under the terms of the Normal Course Issuer Bid for a total cost of approximately $0.9 million.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

	Payment Due by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
(000s)	**($)**	($)	($)	($)	($)
(unaudited)					
Operating leases	**25,611**	8,423	9,137	5,216	2,835
Purchase obligations	**53,232**	32,022	16,062	5,148	–
Total contractual obligations	**78,843**	40,445	25,199	10,364	2,835

As outlined above, Calfrac has various contractual obligations related to the leasing of vehicles, equipment and facilities as well as raw material purchase commitments.

Greek Legal Proceedings

As described in note 19 to the annual consolidated financial statements, the Company is involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate its potential exposure to these legal proceedings at this time.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The President & Chief Executive Officer (CEO) and Senior Vice President, Finance & Chief Financial Officer (CFO) of Calfrac are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) for the Company.

DC&P is designed to provide reasonable assurance that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified in securities legislation and includes controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

In accordance with the requirements of National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", an evaluation of the effectiveness of DC&P and ICFR was carried out under the supervision of the CEO and CFO at December 31, 2008. Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted below, the Company's DC&P and ICFR are effectively designed and operating as intended.

The Company's management, including the CEO and CFO, does not expect that the Company's DC&P and ICFR will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues, misstatements or instances of fraud, if any, within the Company have been detected.

There was no change to the Company's ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

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ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In January 2006, the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan and is assessing its personnel requirements as well as the impacts of this changeover on information systems, accounting policies and reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Revenue Recognition

Revenue is recognized for services upon completion and for products upon delivery.

Allowance for Doubtful Accounts Receivable

The Company performs ongoing credit evaluations of its customers and grants credit based upon a review of historical collection experience, current aging status, financial condition of the customer and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. In situations where the creditworthiness of a customer is uncertain, services are provided on receipt of cash in advance or services are declined. Calfrac's management believes that the provision for doubtful accounts is adequate.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Goodwill

Goodwill represents an excess of the purchase price over the fair value of net assets acquired. The Company assesses goodwill at least on an annual basis. Goodwill is allocated to reporting segments and any potential goodwill impairment is identified by comparing the carrying value of a reporting segment with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. The offset would be charged to the Consolidated Statement of Operations and Retained Earnings as goodwill impairment. The Company has completed its annual impairment test and determined that there is no impairment in the value of its goodwill.

Income Taxes

The Company follows the liability method of accounting for income taxes, which evaluates the differences between the financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Estimates of the Company's future taxable income have been considered in assessing the utilization of available tax losses. Calfrac's business is complex and the calculation of income taxes involves many complex factors as well as the Company's interpretation of relevant tax legislation and regulations. Calfrac's management believes that the income tax provision is adequate.

Stock-Based Compensation

Calfrac provides stock-based compensation to certain employees in the form of stock options. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

The Company also grants deferred stock units to independent members of its Board of Directors which vest one year from the grant date and are settled either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares.

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market.

Changes in the Company's obligations under the deferred and performance stock unit plans arising from fluctuations in the market value of the Company's shares underlying these compensation programs are recorded as the share value changes.

Changes in Accounting Policies

The following changes in accounting policies were adopted pursuant to the CICA's Handbook on January 1, 2008:

Capital Disclosures

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 18 to the consolidated financial statements).

Financial Instruments

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

Going Concern

Section 1400 *Assessing Going Concern* amends the previous standard to include requirements for management to assess and disclose an entity's ability to operate as a going concern. Management has reviewed the guidance in Section 1400 and determined that no material uncertainties exist with respect to the Company's ability to continue as a going concern.

Inventories

Section 3031 *Inventories* replaces the previous standard on inventories, provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements

Management is assessing new Canadian and United States accounting pronouncements that have been issued and are not yet effective. These new accounting pronouncements are set out below.

Goodwill and Intangible Assets

CICA Handbook Section 3064, *Goodwill and Intangible Assets*, addresses the accounting treatment of internally developed intangibles and the recognition of such assets. This section is effective for interim and annual periods beginning on or after January 1, 2009. The Company believes that the adoption of this standard will not have a material impact on its financial statements.

Business Combinations & Non-Controlling Interests

In December 2007 the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), "Business Combinations (Revised 2007)" and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51". These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will be required to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurements at fair value and will be classified as a separate component of equity. SFAS No. 141(R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. SFAS No. 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented. The Company has not yet determined the impact on its financial position, results of operations or cash flows from SFAS No. 141(R) and SFAS No. 160.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties, including those listed below. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which is available at www.sedar.com.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing, coiled tubing, cementing and other well stimulation services largely depend on the level of exploration and development activity for North American, Russian and Argentinean natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Company has no control, including oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American, Russian and, to a lesser extent, Argentinean activity levels as a result of any of the above factors could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Seasonality

Calfrac's financial results are directly affected by the seasonal nature of the Canadian oil and natural gas industry. The first quarter incorporates most of the winter drilling season, when a disproportionate amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move due to road bans. This period of spring break-up occurs earlier in southeast Alberta than in northern Alberta and northeast British Columbia. Consequently, the second quarter is normally the Company's weakest three-month revenue period in western Canada. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access wellsites during the peak winter season and, as a result, the Company's operating results and financial condition may be adversely affected. The demand for fracturing and other well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Company's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in weather and its physical consequences can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Concentration of Customer Base

The Company's customer base consists of approximately 300 oil and natural gas exploration and production companies, ranging from large multi-national public companies to small private companies. Notwithstanding Calfrac's broad customer base, it has three significant customers that collectively accounted for 35 percent of its revenue in the year ended December 31, 2008. The Company currently has two multi-year agreements to provide fracturing services to these customers, which expire in February 2010 and February 2011. However, there can be no assurance that Calfrac's relationships with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which the Company participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. The Company competes with large national and multi-national oilfield service companies that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which the Company operates. In addition, Calfrac competes with several regional competitors. As a result of competition, the Company may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

Equipment Inventory Levels

Because of the long-life nature of oilfield service equipment and the lag between when a decision to build additional equipment is made and when the equipment is placed into service, the inventory of oilfield service equipment in the industry does not always correlate with the level of demand for service equipment. Periods of high demand often spur increased capital expenditures on equipment, and those capital expenditures may add capacity that exceeds actual demand. This capital overbuild could cause Calfrac's competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Volatility in Credit Markets

The ability to make scheduled payments on or to refinance debt obligations depends on the financial condition and operating performance of the Company, which is subject to prevailing economic and competitive conditions and to certain finance, business and other factors beyond its control. The credit markets have recently experienced and continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of the Company, or third parties it seeks to do business with, to access those markets.

In addition, there has been substantial uncertainty in the capital markets and access to financing is uncertain. These conditions could have an adverse effect on the industry in which the Company operates and its business, including future operating results. The Company's customers may curtail their drilling and completion programs, which could result in a decrease in demand for the Company's services and increase pricing pressures. In addition, certain customers could become unable to pay suppliers, including the Company, in the event they are unable to access the capital markets to fund their business operations. Such risks, if realized, could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America, Russia and Argentina. Should Calfrac's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to the Company, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

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Government Regulations

The Company's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in its operations. Calfrac has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. It is impossible for the Company to predict the cost or impact of such laws and regulations on its future operations.

Income Tax Attributes

The Company has reduced its Canadian income tax liabilities from March 2004 through the end of 2008 by using tax attributes estimated at $220 million for federal income tax purposes and $170 million for provincial income tax purposes arising from the reorganization of Denison Energy Inc. ("Denison"). The Canada Revenue Agency has not audited any of the tax returns in which the above-mentioned tax attributes were used to reduce Canadian current and future income tax liabilities. Once these attributes are fully realized, Canadian income for future periods will be subject to statutory income tax rates in Canada.

Operational Risks

Calfrac's operations are subject to hazards inherent in the oil and natural gas industry such as equipment defects, malfunction and failures, and natural disasters that result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The Company continuously monitors its activities for quality control and safety, and although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Company considers reasonable and commercially justifiable.

Regulations Affecting the Oil and Natural Gas Industry

The operations of the Company's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Company's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations might cause customers to discontinue or limit their operations and might discourage companies from continuing development activities. As a result, demand for the Company's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

Fluctuations in Foreign Exchange Rates

The Company's consolidated financial statements are reported in Canadian dollars. Accordingly, the results of Calfrac's foreign operations are directly affected by fluctuations in the United States, Russian, Mexican and Argentinean foreign exchange rates. For example, net income from Calfrac's United States operations is denominated in United States dollars, so that a decrease in the value of the United States dollar will decrease the Canadian dollar amount of net income from United States operations. Other than natural hedges arising from the normal course of business in foreign jurisdictions, the Company does not currently have any hedging positions in place.

Liabilities of Prior Operations

As part of the reorganization with Denison in 2004, the Company transferred the Canadian oil and natural gas assets, mining leases, mining environmental services and related assets and liabilities of Denison to two new public companies that provided indemnities to Calfrac for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Company. Despite these indemnities, it is possible that Calfrac may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that the claims or losses may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities. Because of the nature of Denison's former operations, these claims or losses could include substantial environmental claims. The Company cannot predict the outcome or ultimate impact of any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of these assets.

Greek Legal Proceedings

The Company and one of its Greek subsidiaries are involved in several legal proceedings with former employees of the Greek subsidiary relating to the cessation of the subsidiary's oil and natural gas operations in Greece during 1998 and 1999. The Company and its subsidiary are each defending themselves against the claims of the former employees; however, the direction and financial consequences of decisions in these proceedings cannot be determined at this time.

Management Stewardship

The successful operation of the Company's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the Company's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high and the supply is limited. If the Company loses the services of one or more of its executive officers or key employees, it may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Capital-Intensive Industry

Calfrac's business plan is subject to availability of additional financing for future costs of operations or expansion that may not be available or may not be available on favourable terms. The Company's activities may also be financed partially or wholly with debt, which may increase its debt levels above industry standards. The level of the Company's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Company's cash flow from operations is not sufficient to fund its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Foreign Operations

Some of the Company's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered politically or economically unstable. Activities in such countries may require protracted negotiation with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects and the demand for the Company's services, which may have a material adverse effect on its business, financial condition, results of operations and cash flows.

Climate Change Initiatives

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder requiring binding targets to reduce national emissions of carbon dioxide, methane, nitrous oxide and other greenhouse gases. Details regarding Canada's implementation of the Kyoto Protocol remain unclear. On April 26, 2007, the Government of Canada released its Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the Government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emission, which was released on October 19, 2006. A further plan setting out the federal government's proposed framework for regulating greenhouse gas emissions was released on March 10, 2008. The framework and associated public documents provide some, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that the government intends to apply to various industrial sectors, including oil and natural gas producers. Details on potential legislation to enact the proposed regulatory framework for greenhouse gases remain unavailable. Since November 2008, the Government of Canada has expressed an interest in pursuing a potential harmonization of future Canadian greenhouse gas regulation with future regulation in the United States, pursuant to a bilateral treaty, raising uncertain implications for greenhouse gas emission requirements to be applied to Canadian industry, including the oil and natural gas sector.

Future federal legislation, including potential international or bilateral requirements enacted under Canadian law, together with provincial emission reduction requirements, such as those in effect under Alberta's Climate Change and Emissions Management Act and potential further provincial requirements, may require the reduction of emissions or emissions intensity from the Company's operations and facilities. Mandatory emissions reductions might result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Company's services. The mandatory emissions reductions might also impair the Company's ability to provide its services economically. The Company is unable to predict the impact of current and pending emission reduction legislation on the Company and it is possible that it may have a material adverse effect on its business, financial condition, results of operations and cash flows.

Demand for Oil and Natural Gas

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major decline might have a material adverse effect on its business, financial condition, results of operations and cash flows.

QUARTERLY FINANCIAL SUMMARY

Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total
(000s, except per share and unit data)	($)	($)	($)	($)	($)
(unaudited)					
2008					
Revenue	145,627 [1]	94,657 [1]	151,650 [1]	172,430	564,363
Operating income [2]	29,477	(1,008)	27,812	25,658	81,940
Net income (loss)	14,269	(15,469)	11,203	7,861	17,864
Per share – basic	0.38	(0.41)	0.30	0.21	0.47
– diluted	0.38	(0.41)	0.30	0.21	0.47
Cash flow from operations [2]	28,790	(9)	27,128	24,838	80,747
Per share – basic	0.77	–	0.72	0.66	2.14
– diluted	0.77	–	0.72	0.66	2.14
EBITDA [2]	31,047	(813)	26,983	26,740	83,957
Per share – basic	0.83	(0.02)	0.71	0.71	2.23
– diluted	0.83	(0.02)	0.71	0.71	2.23
Capital expenditures	14,820	19,341	18,414	32,233	84,807
Working capital (end of period)	111,989	94,056	104,700	100,575	100,575
Shareholders' equity (end of period)	377,056	364,068	378,890	393,476	393,476
Fracturing spreads (end of period) (#)					
Conventional fracturing	24	25	25	24 [3]	
Coalbed methane	4	4	4	2 [3]	
Total	28	29	29	26	
Coiled tubing units (end of period) (#)	18	18	18	18	
Cementing units (end of period) (#)	17	17	18	18	

(1) Amounts have been reclassified to conform to the presentation adopted in the fourth quarter of 2008.

(2) Refer to "Non-GAAP Measures" section on page 30 for further information.

(3) The reported number of available conventional and coalbed methane fracturing spreads was changed during the fourth quarter of 2008 to reflect the reconfiguration of Calfrac's fracturing horsepower requirements in North America.

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QUARTERLY FINANCIAL SUMMARY

Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total
(000s, except per share and unit data)	($)	($)	($)	($)	($)
(unaudited)					
2007					
Revenue	128,507	87,778	129,585	114,450	460,320
Operating income [1]	30,585	15,614	34,024	19,872	100,094
Net income (loss)	18,777	(303)	16,441	3,653	38,568
Per share – basic	0.52	(0.01)	0.45	0.10	1.06
– diluted	0.52	(0.01)	0.45	0.10	1.06
Cash flow from operations [1]	28,827	10,835	28,398	19,582	87,642
Per share – basic	0.79	0.30	0.78	0.53	2.40
– diluted	0.79	0.30	0.78	0.53	2.40
EBITDA [1]	30,324	14,569	34,107	18,790	97,789
Per share – basic	0.84	0.40	0.94	0.51	2.68
– diluted	0.83	0.40	0.93	0.51	2.68
Capital expenditures	48,521	19,972	11,345	12,101	91,939
Working capital (end of period)	105,549	86,971	99,696	92,156	92,156
Shareholders' equity (end of period)	326,184	321,218	336,858	350,915	350,915
Fracturing spreads (end of period) (#)					
Conventional fracturing	23	23	24	24	
Coalbed methane	4	4	4	4	
Total	27	27	28	28	
Coiled tubing units (end of period) (#)	14	15	17	18	
Cementing units (end of period) (#)	15	15	16	16	

(1) Refer to "Non-GAAP Measures" section on page 30 for further information.

FINANCIAL OVERVIEW – THREE MONTHS ENDED DECEMBER 31, 2008 VERSUS THREE MONTHS ENDED DECEMBER 31, 2007

Canada

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	82,788	63,478	30
Expenses			
Operating	67,905	49,239	38
SG&A	3,069	2,622	17
	70,974	51,861	37
Operating income [1]	11,814	11,617	2
Operating income (%)	14.3%	18.3%	(22)
Fracturing revenue per job ($) – Canada	70,102	41,806	68
Number of fracturing jobs – Canada	988	1,287	(23)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the fourth quarter of 2008 increased by 30 percent to $82.8 million from $63.5 million recorded in the comparable three-month period of 2007. Canadian fracturing revenue for the quarter totalled $69.3 million, an increase of 29 percent from the $53.8 million generated in the corresponding quarter of 2007. For the three months ended December 31, 2008, the Company completed 988 Canadian fracturing jobs for average revenue of $70,102 per job compared to 1,287 jobs for average revenue of $41,806 per job in the comparable period of 2007. The higher average revenue per job was primarily due to an increase in the number of larger jobs completed in the Montney play located in northwest Alberta and northeast British Columbia, combined with fewer lower-revenue fracturing jobs being completed in the shallow gas and coalbed methane markets of central and southern Alberta.

Revenue from the Company's coiled tubing operations in western Canada increased by $5.6 million from the comparable period in 2007 to $10.2 million in the fourth quarter of 2008. During this period Calfrac completed 904 jobs for average revenue of $11,251 per job compared to 862 jobs for average revenue of $5,305 per job in the comparable quarter of 2007. The increase in the average revenue per job was due primarily to an increase in activity in the deeper basins of western Canada, including the Montney play, which generates fewer but higher-revenue jobs, as well as to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of lower-revenue jobs.

Calfrac's Canadian cementing operations during the fourth quarter of 2008 realized revenue of $3.4 million, a 34 percent decrease from the $5.1 million recorded in the corresponding quarter of 2007. For the three months ended December 31, 2008, the Company completed 305 jobs for average revenue of $11,005 per job, compared to 820 jobs for average revenue of $6,221 per job in the comparative period of 2007. The increase in average revenue per job was due primarily to a higher proportion of jobs being completed in the deeper basins of western Canada, offset slightly by competitive pricing pressures.

Operating Expenses

Operating expenses in Canada increased by 38 percent to $67.9 million during the fourth quarter of 2008 from $49.2 million in the same period of 2007. The increase in Canadian operating expenses was mainly due to higher levels of activity in the unconventional reservoirs of western Canada and an increase in equipment repair expenses and personnel costs in anticipation of higher activity levels throughout the first quarter of 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $3.1 million during the fourth quarter of 2008, an increase of 17 percent from the corresponding period of 2007 primarily due to higher personnel costs.

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United States and Latin America

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**77,419**	33,120	134
Expenses			
Operating	**54,719**	22,043	148
SG&A	**4,288**	1,683	155
	59,007	23,726	149
Operating income [(1)]	**18,412**	9,394	96
Operating income (%)	**23.8%**	28.4%	(16)
Fracturing revenue per job ($) – United States	**87,615**	74,898	17
Number of fracturing jobs – United States	**733**	412	78
US$/Cdn$ exchange rate [(2)]	**0.8248**	1.0183	(19)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

(2) Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations increased significantly during the fourth quarter of 2008 to $68.8 million from $31.5 million in the comparable quarter of 2007. Calfrac's Mexico revenue was $7.7 million in the fourth quarter of 2008, which included $2.4 million generated through subcontractors, versus $1.7 million in the comparable three-month period in 2007. During the fourth quarter of 2008, the Company's Argentina operations generated revenue of $0.9 million. As the Company commenced cementing operations in Argentina during the second quarter of 2008, there was no revenue recorded in the comparable period of the prior year. The increase in United States revenue was due primarily to higher fracturing activity levels in Arkansas and Colorado resulting from the completion of a higher average number of fracturing stages per well, combined with an increase in cementing activity in Arkansas and the appreciation in the value of the United States dollar, offset partially by competitive pricing pressures in all operating regions.

In the fourth quarter of 2008, the Company completed 733 fracturing jobs in the United States for average revenue of $87,615 per job compared to 412 jobs for average revenue of $74,898 per job in the comparable quarter of 2007. Revenue per job increased mainly as a result of the appreciation in the value of the United States dollar offset partially by competitive pricing pressures in all operating districts, and an increase in the average number of stages completed per well.

Operating Expenses

Operating expenses in the United States and Latin America were $54.7 million for the three months ended December 31, 2008, an increase of 148 percent from the comparative period in 2007. The increase was due mainly to higher fracturing activity levels, expenses related to Mexico and Argentina, increased fuel costs and higher operating costs related to an increase in the scale and activity levels of the Company's cementing operations in Arkansas and the higher value of the United States dollar.

SG&A Expenses

SG&A expenses in the United States and Latin America increased by $2.6 million from the comparable period in 2007 to $4.3 million in the fourth quarter of 2008, primarily due to a larger number of divisional staff used to support Calfrac's larger United States operations, the expansion of operating scale in Mexico and Argentina, as well as the appreciation in the value of the United States dollar.

Russia

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**12,223**	17,852	(32)
Expenses			
Operating	**10,540**	14,371	(27)
SG&A	**1,156**	1,280	(10)
	11,696	15,651	(25)
Operating income [1]	**527**	2,201	(76)
Operating income (%)	**4.3%**	12.3%	(65)
Rouble/Cdn$ exchange rate [2]	**22.5**	25.1	(10)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

(2) Source: Bank of Canada.

Revenue

During the fourth quarter of 2008, the Company's revenue from Russian operations decreased by 32 percent to $12.2 million from $17.9 million in the corresponding three-month period of 2007. The decrease was primarily due to lower fracturing activity levels as a result of the closure of the Company's Purpe district in January 2008, the completion of smaller fracturing jobs in Khanty-Mansiysk and smaller coiled tubing job sizes in Noyabrsk offset partially by the appreciation of the Russian rouble versus the Canadian dollar and higher coiled tubing activity levels in Khanty-Mansiysk.

Operating Expenses

Operating expenses in Russia in the fourth quarter of 2008 were $10.5 million compared to $14.4 million in the corresponding period of 2007. The decrease in operating expenses was primarily due to lower levels of fracturing activity and the closure of the Company's Purpe district in January 2008, offset partially by the depreciation in the Canadian dollar against the Russian rouble.

SG&A Expenses

SG&A expenses in Russia were $1.2 million for the three-month period ended December 31, 2008 versus $1.3 million in the corresponding period of 2007.

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Corporate

Three Months Ended December 31,	2008	2007	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**747**	185	303
SG&A	**4,348**	3,155	38
	5,095	3,340	53
Operating loss [(1)]	**(5,095)**	(3,340)	(53)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters that directly support the Company's global field operations. The fourth quarter 2008 increase in operating expenses from the fourth quarter of 2007 is mainly due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008. As a result of this acquisition, a reduction in chemical expenses has been realized which exceeds the costs associated with the start-up of in-house laboratory services.

SG&A Expenses

For the three months ended December 31, 2008, Corporate SG&A expenses were $4.3 million compared to $3.2 million in the fourth quarter of 2007. The increase was due mainly to a larger corporate organization supporting the Company's increased scale of operations.

Interest and Depreciation Expenses

The Company's net interest expense of $3.5 million for the fourth quarter of 2008 increased by $1.2 million from $2.3 million recorded in the comparable period of 2007. The increase was primarily due to the drawdown on the Company's credit facilities in October 2008 to position it strategically to mitigate liquidity risks given the uncertainty in the global credit markets at such time. In addition, the interest on Calfrac's senior unsecured notes is denominated in United States dollars and the increase in the value of the United States dollar increased reported interest expense.

For the three months ended December 31, 2008, depreciation expense increased by 36 percent to $14.3 million from $10.5 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia and the appreciation in the value of the United States dollar.

Income Tax Expenses

The Company recorded income tax expense of $1.1 million during the fourth quarter of 2008 compared to $2.3 million in the comparable period of 2007. For the three months ended December 31, 2008, Calfrac recorded a current tax recovery of $0.2 million compared to a tax recovery of $2.2 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $1.3 million for the quarter ended December 31, 2008 compared to $4.6 million for the same period of 2007. The effective income tax rate for the three months ended December 31, 2008 was 12 percent compared to an effective tax rate of 39 percent in the same quarter of 2007. The decrease in total income tax expense and overall rate was primarily a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004.

Net Income

Net income increased to $7.9 million or $0.21 per share in the fourth quarter of 2008 from $3.7 million or $0.10 per share in the same period of 2007 primarily due to higher revenue ($58.0 million), foreign exchange gains instead of foreign exchange losses ($2.1 million) and lower income tax expenses ($1.2 million) offset partially by higher operating expenses ($48.1 million), SG&A expenses ($4.1 million), depreciation costs ($3.8 million) and net interest expenses ($1.2 million).

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2008 increased to $24.8 million or $0.66 per share from $19.6 million or $0.53 per share during the same period in 2007. The increase in cash flow from operations in the 2008 fourth quarter over the 2007 fourth quarter resulted mainly from higher revenue ($58.0 million) and foreign exchange gains instead of losses ($2.1 million), offset partially by an increase in operating expenses ($48.1 million), SG&A expenses ($4.1 million), lower current income tax recoveries ($2.0 million) and higher interest costs ($1.2 million).

OUTLOOK

The current business environment is very uncertain amidst a global economic slowdown, low commodity price fundamentals and restricted access to credit and capital markets. As a result, Calfrac will remain focused on maintaining its strong balance sheet by maximizing equipment utilization, building on its strong customer relationships and closely managing the Company's operating and capital costs. Pricing pressures are anticipated to escalate throughout North America as drilling activity levels have declined significantly due to the low commodity price outlook. Industry activity is expected to be strongest in the unconventional reservoirs of western Canada and the United States which tend to generate higher returns for the oil and natural gas producing companies.

In response to these turbulent market conditions, the Company has undertaken a formal process to review its cost structure and streamline operations in each geographic segment and the Corporate headquarters.

Calfrac will continue to transfer personnel and equipment into its most active areas, proactively manage repair and maintenance activities, discretionary capital expenditures and operating costs, and closely evaluate the financial strength of its customers in order to manage its credit exposure.

To date in the first quarter of 2009, activity levels have been relatively strong in northwest Alberta and northeast British Columbia as the oil and natural gas industry focuses on drilling in unconventional reservoirs. Drilling activity levels after the end of spring break-up in Canada, however, are highly uncertain and will depend on future commodity prices and the availability of new investment capital in the near term.

In the United States, fracturing and cementing activity levels in the Fayetteville shale play of Arkansas have been strong to date in 2009 and are expected to remain reasonably strong throughout the year. Calfrac recently constructed a third fracturing spread for this market to meet customer requirements. The Company's fracturing operations based in Grand Junction, Colorado, however, experienced a significant decrease in activity during December 2008 that has continued into the first quarter of 2009. Calfrac expects that this trend will continue until commodity prices recover. The Company's cementing operations in Arkansas are also expected to remain active during 2009. In addition, Calfrac has begun providing services in certain other basins as it works to open up new markets without incurring undue operating expenses.

The Company has been awarded work in three operating areas in Russia with two of that country's largest oil and natural gas companies. The Company has commenced work in all three areas based on the written authorizations of these customers and has executed three annual contracts in respect of the award, with two additional annual contracts pending execution upon the finalization of their terms. As a result of such annual contract awards, overall utilization is expected to improve from 2008.

Effective January 1, 2009, the Company's operations in Mexico and Argentina were combined to form a new Latin America operating division under an experienced management team. This change in organizational structure is expected to drive improvements in the future operational and financial performance of this geographic segment. Better equipment utilization and financial performance in Mexico is expected during 2009 as activity levels are planned to increase from the previous year. Having successfully executed the start-up phase of its operations in Argentina, the Company anticipates that the financial results from its cementing operations will improve over the prior year. The Company's strong management team will continue to evaluate future opportunities that could expand the scale of these operations as pressure pumping market opportunities develop in South America.

Overall, the global economic recession is expected to reduce demand for pressure pumping services in the short term. Calfrac is working hard to enhance its positioning within its selected strategic markets and will develop opportunities as they arise. The Company will continue to prudently manage its cost structure, maintain its strong balance sheet and take appropriate actions in order to best execute its business plan through these difficult market conditions. Despite this current business environment, Calfrac believes that the long-term expectation for the pressure pumping industry will remain strong, and that the Company is strategically well positioned to capitalize on future opportunities.

ADVISORIES

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this MD&A, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" above.

Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

management's letter

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2008 and December 31, 2007.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent annual meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

D. R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

LAURA A. CILLIS
Senior Vice President, Finance
& Chief Financial Officer

March 2, 2009
Calgary, Alberta

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auditors' report

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations and retained earnings, comprehensive income and accumulated other comprehensive income and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

March 2, 2009
Calgary, Alberta

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Consolidated Balance Sheets

As at December 31, (000s)	2008 ($)	2007 ($)
ASSETS		
Current assets		
Cash and cash equivalents	**36,492**	39,104
Accounts receivable	**120,048**	86,980
Income taxes recoverable	**6,681**	786
Inventory	**41,123**	25,013
Prepaid expenses and deposits	**5,813**	5,611
	210,157	157,494
Capital assets (note 3)	**459,874**	388,987
Long-term investment	**–**	928
Goodwill	**10,523**	6,003
Future income taxes (note 10)	**11,218**	5,498
	691,772	558,910
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**94,582**	65,338
Bank loan (note 4)	**15,000**	–
	109,582	65,338
Long-term debt (note 5)	**159,899**	129,535
Other long-term liabilities	**1,368**	1,882
Future income taxes (note 10)	**24,815**	7,135
Deferred credit (note 11)	**2,588**	4,105
Non-controlling interest (note 12)	**44**	–
	298,296	207,995
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**168,813**	155,254
Shares held in trust (note 7)	**–**	(2,199)
Contributed surplus (note 8)	**7,297**	6,025
Retained earnings	**211,652**	198,039
Accumulated other comprehensive income (loss) (note 2)	**5,714**	(6,204)
	393,476	350,915
	691,772	558,910

Commitments and contingencies (notes 14 and 19).

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors,

RONALD P. MATHISON
Director

GREGORY S. FLETCHER
Director

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Consolidated Statements of Operations and Retained Earnings

Years Ended December 31,	2008	2007
(000s, except per share data)	($)	($)
Revenue	**564,363**	460,320
Expenses		
Operating	**441,259**	328,541
Selling, general and administrative	**41,164**	31,685
Depreciation	**51,147**	37,107
Interest, net	**11,572**	9,450
Equity share of income from long-term investments	**(122)**	(532)
Foreign exchange losses (gains)	**(1,904)**	2,299
Loss on disposal of capital assets	**9**	538
	543,125	409,088
Income before income taxes and non-controlling interest	**21,238**	51,232
Income taxes		
Current	**(4,058)**	3,865
Future	**7,573**	8,799
	3,515	12,664
Income before non-controlling interest	**17,723**	38,568
Non-controlling Interest	**(141)**	–
Net income for the year	**17,864**	38,568
Retained earnings, beginning of year	**198,039**	163,145
Dividends	**(3,779)**	(3,674)
Premium on purchase of shares (note 7)	**(472)**	–
Retained earnings, end of year	**211,652**	198,039
Earnings per share (note 6)		
Basic	**0.47**	1.06
Diluted	**0.47**	1.06

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

Years Ended December 31,	2008	2007
(000s)	($)	($)
Net income for the year	**17,864**	38,568
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	**11,918**	(6,204)
Comprehensive income	**29,782**	32,364
Accumulated other comprehensive income (loss), beginning of year	**(6,204)**	–
Other comprehensive income (loss) for the period	**11,918**	(6,204)
Accumulated other comprehensive income (loss), end of year	**5,714**	(6,204)

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Cash Flows

Years Ended December 31,	2008	2007
(000s)	($)	($)
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the year	17,864	38,568
Items not involving cash		
Depreciation	51,147	37,107
Amortization of debt issue costs	649	570
Stock-based compensation	3,768	2,592
Equity share of income from long-term investments	(122)	(532)
Loss on disposal of capital assets	9	538
Future income taxes	7,573	8,799
Non-controlling interest	(141)	-
Funds provided by operations	80,747	87,642
Net change in non-cash operating assets and liabilities (note 17)	(30,636)	(8,159)
	50,111	79,483
FINANCING ACTIVITIES		
Bank loan proceeds (note 4)	15,000	–
Issue of long-term debt (note 5)	65,000	199,949
Long-term debt repayments	(65,000)	(107,546)
Dividends	(3,779)	(3,674)
Purchase of common shares (note 7)	(932)	(2,207)
Net proceeds on issue of common shares	8,883	3,396
	19,172	89,918
INVESTING ACTIVITIES		
Purchase of capital assets	(84,807)	(91,939)
Proceeds on disposal of capital assets	318	416
Acquisition of subsidiaries, net of cash acquired (note 16)	(6,117)	(13,854)
Long-term investments and other	326	-
Net change in non-cash working capital from purchase of capital assets (note 17)	8,443	(18,233)
	(81,837)	(123,610)
Effect of exchange rate changes on cash and cash equivalents	9,942	(12,267)
Increase (decrease) in cash position	(2,612)	33,524
Cash and cash equivalents, beginning of year	39,104	5,580
Cash and cash equivalents, end of year	36,492	39,104

See accompanying notes to the consolidated financial statements.

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Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2008 and 2007

(000s, except certain figures as indicated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporations Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and other well stimulation services to the oil and natural gas industries in Canada, the United States, Russia, Mexico and Argentina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgment. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries in Canada, the United States, Russia, Cyprus and Mexico and its 80 percent owned subsidiary in Argentina.

(b) Foreign Currency Translation

The Company's U.S. subsidiaries are classified as self-sustaining foreign operations and are translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, *Comprehensive Income*. All of the Company's other foreign subsidiaries are classified as integrated foreign operations and are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, and non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

(c) Comprehensive Income

The Company follows CICA Handbook Section 1530, *Comprehensive Income*, which requires the reporting of comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a separate category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements include a statement of AOCI, which provides the continuity of the AOCI balance.

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(d) Financial Instruments

The Company follows CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, which establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities within 90 days.

(f) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate oil and natural gas wells, as well as spare equipment parts. Inventory is stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value. For the year ended December 31, 2008, approximately $191,000 of inventory was expensed to operating costs (year ended December 31, 2007 – $143,000).

(g) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method over the following periods:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(h) Long-Term Investments

The Company uses the equity method of accounting for investments in shares of entities over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(i) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill is assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any. The Company completed its annual assessment for goodwill impairment and determined there was no goodwill impairment for the years ended December 31, 2008 and 2007.

(j) Income Taxes

The Company follows the liability method of determining income taxes, whereby future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(k) Revenue Recognition

Revenue is recognized for services upon completion and for products upon delivery.

(l) Stock-Based Compensation Plans

The Company recognizes compensation cost for the fair value of stock options granted. Under this method, the Company records the fair value of stock option grants over their vesting period as a charge to compensation expense and a credit to contributed surplus.

(m) Variable Interest Entities

Canadian Accounting Guideline 15, *Consolidation of Variable Interest Entities* (VIE) requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 7.

(n) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

(o) Adoption of International Financial Reporting Standards

In 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan and is assessing the potential impacts of this changeover accordingly.

(p) Recently Issued Accounting Pronouncements

The CICA issued the following new Handbook Sections that became effective for the Company beginning January 1, 2008.

Section 1400, *Assessing Going Concern*, was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern. The Company has reviewed the section and has concluded that no material uncertainties exist with the Company's ability to continue as a going concern.

Section 1535, *Capital Disclosures*, establishes disclosure requirements about an entity's capital and how it is managed, the purpose of which is to enable financial statement users to evaluate an entity's objectives, policies and processes for managing capital (see note 18).

Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*, replace Section 3861, *Financial Instruments – Disclosure and Presentation*. These two new sections revise and enhance current disclosure requirements for financial instruments but do not change the existing presentation requirements. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments and how an entity manages those risks (see note 15).

Section 3031, *Inventories*, which supersedes Section 3030, Inventories, provides more extensive guidance on measurement and expands disclosure requirements. These changes include the disclosure of inventories carried at net realizable value, the amount of inventories recognized as an expense and the amount of any inventory write-downs.

The CICA has issued the following new Handbook Section that will become effective for the Company beginning January 1, 2009.

Section 3064, *Goodwill and Intangible Assets*, deals with the accounting treatment of internally developed intangibles and the recognition of such assets. The Company does not expect that the adoption of this standard will have a material effect on its financial statements.

3. CAPITAL ASSETS

As at December 31,	2008	2007
(000s)	($)	($)
COST		
Assets under construction	30,972	16,822
Field equipment	519,076	419,170
Buildings	25,453	20,678
Land	12,235	10,687
Shop, office and other equipment	8,099	5,745
Computers and computer software	6,475	5,514
Leasehold improvements	1,962	857
	604,272	479,473
ACCUMULATED DEPRECIATION		
Assets under construction	–	–
Field equipment	131,830	81,962
Buildings	3,585	2,227
Land	–	–
Shop, office and other equipment	3,165	2,097
Computers and computer software	5,256	3,841
Leasehold improvements	562	359
	144,398	90,486
NET BOOK VALUE		
Assets under construction	30,972	16,822
Field equipment	387,246	337,208
Buildings	21,868	18,451
Land	12,235	10,687
Shop, office and other equipment	4,934	3,648
Computers and computer software	1,219	1,673
Leasehold improvements	1,400	498
	459,874	388,987

4. BANK LOAN

The Company has an operating loan facility of $25,000 payable on demand and bearing interest at the bank's prime rate plus 0.75 percent, of which $15,000 was drawn at December 31, 2008 (December 31, 2007 – nil). The facility is secured by a general security agreement over all Canadian and U.S. assets of the Company.

5. LONG-TERM DEBT

As at December 31,	2008	2007
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	**164,430**	133,825
Less unamortized debt issue costs	**4,531**	4,290
	159,899	129,535

The fair value of long-term debt based on the closing price at December 31, 2008 was $77,282 (December 31, 2007 – $128,138). Interest expense for the year ended December 31, 2008 includes amortization of debt issue costs in the amount of $649 (year ended December 31, 2007 – $570).

The Company also has an extendible revolving term loan facility in the amount of $65,000 which is undrawn as at December 31, 2008. This facility was drawn in full during the fourth quarter of 2008 in response to uncertainty in the credit markets, but was repaid in full prior to year-end. The facility was renewed during December, 2008.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.
The continuity of issued common shares and related values is as follows:

	Shares	Amount
	(#)	($000s)
December 31, 2006	36,388,408	139,841
Issued on acquisition of subsidiary (note 16)	597,526	11,058
Issued upon exercise of stock options	215,938	4,355
December 31, 2007	37,201,872	155,254
Issued on acquisition of subsidiaries (note 16)	150,160	2,640
Issued upon exercise of stock options	492,311	11,379
Purchased under Normal Course Issuer Bid (note 7)	(102,782)	(460)
December 31, 2008	**37,741,561**	**168,813**

The weighted average number of common shares outstanding for the year ended December 31, 2008 was 37,696,924 basic and 37,716,914 diluted (year ended December 31, 2007 – 36,463,220 basic and 36,537,763 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 7).

7. SHARES HELD IN TRUST AND NORMAL COURSE ISSUER BID

The Company has established a trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At December 31, 2008, no shares were held by the trust (December 31, 2007 – 91,414 shares purchased on the open market at a cost of $2,199). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

The Company has received regulatory approval under Canadian securities laws to purchase its own common shares in accordance with a Normal Course Issuer Bid. During the year ended December 31, 2008, the Company purchased 102,782 of its common shares at a cost of $932 (year ended December 31, 2007 – nil). Of the amount paid, $460 was charged to capital stock and $472 was charged to retained earnings. The common shares purchased were cancelled prior to year-end.

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8. CONTRIBUTED SURPLUS

The continuity of contributed surplus is as follows:

	2008	2007
(000s)	($)	($)
Balance, January 1	**6,025**	4,393
Stock options expensed	**3,768**	2,591
Stock options exercised	**(2,496)**	(959)
Balance, December 31	**7,297**	6,025

9. STOCK-BASED COMPENSATION

(a) Stock Options

Continuity of Stock Options	2008		2007	
	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	($)	(#)	($)
Outstanding, January 1	**1,224,223**	**22.90**	1,505,796	22.15
Granted during the year	**1,429,400**	**19.66**	30,000	20.20
Exercised for common shares	**(492,311)**	**18.04**	(215,938)	15.73
Forfeited	**(87,468)**	**23.79**	(95,635)	26.46
Expired	**(30,500)**	**27.80**	–	–
Balance, December 31	**2,043,344**	**21.69**	1,224,223	22.90

Stock options vest equally over three or four years and expire three and one-half or five years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.3-4.1 percent, average expected life of 3.28 years, expected volatility of 34-43 percent and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

(b) Stock Units

The Company grants deferred stock units to its outside directors. These units vest one year from the date of grant and are settled either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During the year ended December 31, 2008, $307 of compensation expense was recognized for deferred stock units (year ended December 31, 2007 – $435).

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled either in cash or Company shares purchased on the open market. During the year ended December 31, 2008, $217 of compensation expense was recognized for performance stock units (year ended December 31, 2007 – $278).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

10. INCOME TAXES

The following table summarizes the income tax effect of temporary differences that give rise to the future income tax asset (liability) at December 31:

As at December 31,	2008	2007
(000s)	($)	($)
Capital assets	(55,495)	(24,500)
Losses carried forward	26,967	9,536
Canadian exploration expenses	9,730	9,929
Deferred compensation payable	891	1,116
Deferred financing and share issue costs	146	778
Alternative minimum tax credit	2,109	-
Other	2,055	1,504
	(13,597)	(1,637)

Net future income taxes at December 31, 2008 are represented by future income tax liabilities of $24,815 (December 31, 2007 – $7,135) less future income tax assets of $11,218 (December 31, 2007 – $5,498).

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 29.50 percent (2008 – 32.12 percent) to income before income taxes and non-controlling interest. The main reasons for differences between such expected income tax expense and the amount actually recorded are:

Years Ended December 31,	2008	2007
(000s except percentages)	($)	($)
Income before income tax and non-controlling interest	21,238	51,232
Income tax rate (%)	29.50	32.12
Computed expected income tax expense	6,265	16,456
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(1,517)	(2,147)
Non-deductible expenses/non-taxable income	3,012	1,179
Foreign tax rate and other foreign differences	(7,484)	(569)
Translation of foreign subsidiaries	1,355	(3,158)
Foreign withholding taxes	258	266
Future income tax adjustment from tax rate reductions	1,127	528
Other	499	109
	3,515	12,664

11. DEFERRED CREDIT

On the amalgamation of Denison Energy Inc. ("Denison") and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. The deferred credit is reduced as these tax pools are utilized.

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12. NON-CONTROLLING INTEREST

The continuity of the 20 percent non-controlling interest in a subsidiary of the Company is as follows:

	2008	2007
(000s)	($)	($)
Balance, January 1	–	–
Share capital contributed	185	–
Share of income (loss)	(141)	–
Balance, December 31	44	–

13. RELATED-PARTY TRANSACTIONS

During 2007, the Company purchased $26,620 of products and services from a company in which it held a 30 percent equity interest. At December 31, 2007, accounts payable included $2,743 of indebtedness to the related party. There were no related-party transactions in 2008, as the Company acquired 100 percent of the related party on January 11, 2008 and its operations were wound up into the Company's (see note 16).

14. COMMITMENTS

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2008, as follows:

(000s)	($)
2009	8,423
2010	5,642
2011	3,495
2012	2,685
2013	2,531
Thereafter	2,835
	25,611

The Company has obligations for the purchase of products, services and capital assets over the next five years that total approximately $53,000.

15. FINANCIAL INSTRUMENTS

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash and cash equivalents, accounts receivable, current liabilities and long-term debt.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of long-term debt based on the closing price at December 31, 2008 was $77,282 before deduction of unamortized debt issue costs of $4,531 (December 31, 2007 – $128,138 before deduction of unamortized debt issue costs of $4,290).

(b) Credit Risk

Substantial amounts of the Company's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks. The Company mitigates this risk through its credit policies and practices including the use of credit limits and approvals, and by monitoring the financial condition of its customers. At December 31, 2008, the Company had a provision for doubtful accounts receivable of $932 related primarily to a customer who filed for Chapter 11 restructuring under U.S. bankruptcy law.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2008 was 8.21 percent (December 31, 2007 – 8.55 percent).

(d) Liquidity Risk

The Company's principal sources of liquidity are operating cash flows, existing or new credit facilities and new share equity. The Company monitors its liquidity position on an ongoing basis to ensure it has sufficient funds to complete planned capital and other expenditures. Liquidity risk is mitigated by maintaining adequate banking and credit facilities and continuously monitoring its forecast and actual cash flows. The Company may also adjust its capital spending and dividends to shareholders to maintain liquidity.

(e) Foreign Exchange Risk

The Company is exposed to foreign exchange risk associated with foreign operations where revenues and costs may be denominated in currencies other than Canadian dollars. These currencies include the U.S. dollar, Russian rouble, Mexican peso and Argentinean peso. The Company is also exposed to the impact of foreign currency fluctuations in its Canadian operations on purchases of products and capital assets from vendors in the U.S. In addition, the Company's senior unsecured notes and related interest expense are denominated in U.S. dollars; the amount of debt and interest expressed in Canadian dollars varies with fluctuations in the U.S.$/Cdn $ exchange rate, however this risk is mitigated by the Company's sizable U.S. operations and related revenue streams.

16. ACQUISITIONS

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

(000s)	Amount ($)
Goodwill	4,520
Cash	89
Other working capital	1,658
Capital assets	371
Total consideration	**6,638**

(c) 1361745 Alberta Ltd.

On November 21, 2007, the Company acquired all the shares of 1361745 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $24,912. The Company issued 597,526 common shares with a value of $11,058 in conjunction with the acquisition, in addition to $13,854 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

17. SUPPLEMENTAL INFORMATION

Changes in non-cash operating assets and liabilities for the years ended December 31, 2008 and 2007 are as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Accounts receivable	(30,670)	(2,499)
Income taxes recoverable	(6,443)	(3,128)
Inventory	(15,806)	(11,626)
Prepaid expenses and deposits	(202)	1,852
Accounts payable and accrued liabilities	22,999	10,103
Other long-term liabilities	(514)	(2,861)
	(30,636)	(8,159)
Interest paid	11,139	6,754
Income taxes paid	1,837	6,994

Changes in non-cash working capital from the purchase of capital assets for the years ended December 31, 2008 and 2007 are as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Accounts payable and accrued liabilities	8,443	(18,233)
	8,443	(18,233)

18. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as funds provided by operations as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At December 31, 2008, the long-term debt to cash flow ratio was 1.98:1 (December 31, 2007 – 1.48:1) calculated on a 12-month trailing basis as follows:

As at December 31,	2008	2007
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs)	**159,899**	129,535
Cash flow	**80,747**	87,642
Long-term debt to cash flow ratio	**1.98**	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

19. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $11,607 (6,846 Euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed and is scheduled to be heard by the Supreme Court of Greece on November 3, 2009. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

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Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $58 (34 Euros), plus interest. NAPC has appealed this decision, and a hearing date of June 2, 2009 has been set. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action, which is seeking damages of approximately $1,178 (695 Euros) plus interest, is scheduled to be heard before the Athens Court of First Instance on October 1, 2009.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and consequently, no provision has been recorded in these financial statements.

20. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic markets: Canada, Russia and the United States/Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States/ Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)
Year Ended December 31, 2008					
Revenue	**273,398**	**57,355**	**233,610**	**–**	**564,363**
Operating income (loss) [1]	**40,294**	**8,842**	**50,971**	**(18,167)**	**81,940**
Segmented assets	**299,487**	**110,207**	**282,078**	**–**	**691,772**
Capital expenditures	**36,585**	**6,343**	**41,879**	**–**	**84,807**
Goodwill	**7,236**	**979**	**2,308**	**–**	**10,523**
Year Ended December 31, 2007					
Revenue	249,473	64,041	146,806	–	460,320
Operating income (loss) [1]	52,124	12,070	47,783	(11,883)	100,094
Segmented assets	264,887	105,806	188,217	–	558,910
Capital expenditures	23,810	32,022	36,107	–	91,939
Goodwill	6,003	–	–	–	6,003

(1) Operating income (loss) is defined as revenue less operating expenses, which excludes depreciation, and selling, general and administration expenses.

The following table sets forth consolidated revenue by service line:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Fracturing	**477,861**	403,844
Coiled tubing	**56,386**	37,992
Cementing	**30,116**	18,484
	564,363	460,320

21. RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles between Canadian GAAP and U.S. GAAP as they apply to the Company are not material, except as described below. The adjustments below are measurement differences only and do not reflect any disclosure differences that may exist between Canadian GAAP and U.S. GAAP.

The application of U.S. GAAP would not affect consolidated net income, comprehensive income or accumulated other comprehensive income for the years ended December 31, 2008 or 2007 or the consolidated balance sheets as at December 31, 2008 or 2007, except as discussed below.

(a) Stock-Based Compensation

Under Canadian GAAP, the Company recognizes compensation cost for the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The Company also recognizes compensation cost, over their vesting period, for the fair value of deferred stock units and performance stock units, estimated based on the current market price of the Company's shares.

The Company uses the revised standards outlined under Statement of Financial Accounting Standards (SFAS) No.123R "Share-Based Payment" for U.S. GAAP. Under SFAS 123R, the Company is required to determine and incorporate a forfeiture multiplier into its calculation of stock-based compensation cost for its stock options and stock units. Under Canadian GAAP, the Company accounts for forfeitures as they occur. The Company estimates that the impact of any forfeiture multiplier would not result in a significant difference between Canadian and U.S. GAAP.

(b) Long-Term Debt Issue Costs

Under Canadian GAAP, the Company includes financing costs in the amortized cost of long-term debt. Under U.S. GAAP, financing costs associated with the long-term debt would be classified separately as a deferred long-term asset and amortized over the term of the debt, also using the effective interest rate method.

The consolidated balance sheet as at December 31, 2008 as a result, would be adjusted to reflect a deferred long-term asset of $4,531 (2007 – $4,290) with an offsetting increase to long-term debt.

(c) Future Income Taxes

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) 48 "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to opening retained earnings in the year of adoption. The adoption of FIN 48 did not have a material impact on the consolidated financial statements.

The Company and its entities are subject to income taxation and related audits in the various tax jurisdictions in which it operates. The tax years from 2003 to 2008 remain open to examination in Canada, the tax years from 2005 to 2008 remain open to examination in the U.S, and the tax years from 2006 to 2008 remain open to examination in Russia.

In addition, pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas U.S. GAAP applies enacted tax rates. There are no differences for the years ended December 31, 2008 and 2007 relating to income tax rate differences.

(d) Statements of Cash Flows and Operations

The differences between Canadian GAAP and U.S. GAAP have not resulted in any significant variances concerning the consolidated statements of cash flows as reported, except that under U.S. GAAP the presentation of funds provided from operations as a sub-total in the operating activities section of the consolidated statements of cash flows would not be permitted.

In addition, under Canadian GAAP, bank overdrafts used to manage day-to-day cash can be classified as cash and cash equivalents. Under U.S. GAAP, bank overdrafts are liabilities that should be considered a form of short-term financing and classified as cash flows from financing activities. As at December 31, 2008 the Company had no outstanding bank overdrafts. As at December 31, 2007, the consolidated balance sheet would be adjusted to reflect cash and cash equivalents of $39,622 and bank indebtedness of $518. The effect of this is an outflow of cash from financing activities of $518 for the year ended December 31, 2008 (2007 – outflow of cash from financing activities of $2,889).

(e) Recently Issued Accounting Pronouncements

The following are standards and interpretations that have been issued by FASB which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations (Revised 2007)" and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51". These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will be required to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurement at fair value and will be classified as a separate component of equity. SFAS 141 (R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. SFAS 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented.

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Years Ended December 31,	2008	2007	2006	2005	2004
(000s, except per share and unit data)	($)	($)	($)	($)	($)
FINANCIAL RESULTS					
Revenue	**564,363**	460,320	426,418	314,325	241,379
Operating income [1]	**81,940**	100,094	107,012	79,631	65,053
Net income	**17,864**	38,568	72,450	60,113	45,630
Per share – basic [2]	**0.47**	1.06	2.00	1.66	1.45
– diluted [2]	**0.47**	1.06	1.98	1.64	1.45
Cash flow from operations [1]	**80,747**	87,642	101,932	80,592	58,946
Per share – basic [2]	**2.14**	2.40	2.81	2.23	1.87
– diluted [2]	**2.14**	2.40	2.79	2.20	1.87
EBITDA [1]	**83,957**	97,789	109,533	79,611	64,027
Per share – basic [2]	**2.23**	2.68	3.02	2.20	2.03
– diluted [2]	**2.23**	2.68	3.00	2.18	2.03
Capital expenditures	**84,807**	91,939	155,478	97,614	51,327
FINANCIAL POSITION					
Current assets	**210,157**	157,494	110,911	100,057	88,630
Total assets	**691,772**	558,910	454,190	336,815	266,196
Working capital	**100,575**	92,156	31,225	39,396	52,343
Long-term debt	**159,899**	129,535	60,000	8,000	3,958
Shareholders' equity	**393,476**	350,915	303,510	234,021	174,956
COMMON SHARE DATA [2]					
Common shares outstanding (#)					
At December 31	**37,742**	37,202	36,388	36,333	36,214
Weighted average (basic)	**37,697**	36,463	36,286	36,216	31,542
Share trading					
High ($)	**32.74**	25.58	46.21	41.00	23.75
Low ($)	**7.90**	16.00	18.07	22.50	11.60
Close ($)	**8.70**	17.62	22.10	40.30	23.63
Volume (#)	**45,352**	29,631	39,272	26,774	14,150
	(#)	(#)	(#)	(#)	(#)
OPERATING RESULTS					
Fracturing spreads					
Conventional fracturing [3]	**24**	24	21	17	12
Coalbed methane [3]	**2**	4	4	4	2
Total [3]	**26**	28	25	21	14
Coiled tubing units	**18**	18	14	11	11
Cementing units	**18**	16	13	9	4

(1) Refer to "Non-GAAP Measures" Section on page 30 for further information.

(2) Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

(3) The reported number of available conventional and coalbed methane fracturing spreads was changed during the fourth quarter of 2008 to reflect the reconfiguration of Calfrac's fracturing horsepower requirements in North America.

Designed and produced by Merlin Edge Inc. www.merlinedge.com Printed by McAra. Printed in Canada



82-34909

CALFRAC WELL SERVICES

411 – 8th Avenue SW Calgary, AB. T2P 1E3
Email: info@calfrac.com   www.calfrac.com

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:		**Calfrac Well Services Ltd.**	
Fiscal year end date used to calculate capitalization:		**December 31, 2008**	
Market value of listed or quoted securities:			
Common Shares			
Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year		37,741,561(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (see clauses 2.11(a)(ii)(A) and (B) of the Rule)		$20.41(ii)	
Market value of class or series (i) x (ii)	=		$770,305,260(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)			
US$135,000,000 Senior Notes			$136,953,747(B)
Market value of other securities: (see paragraph 2.11(b) of the Rule)			N/A
Capitalization (add market value of all classes and series of securities)			**$907,259,007**
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization above)			**$20,500**
New Reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)			N/A
Late Fee, if applicable (As determined under section 2.5 of the Rule)			N/A

management's letter

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2008 and December 31, 2007.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent annual meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

LAURA A. CILLIS
Senior Vice President, Finance
& Chief Financial Officer

March 2, 2009
Calgary, Alberta

auditors' report

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations and retained earnings, comprehensive income and accumulated other comprehensive income and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

March 2, 2009
Calgary, Alberta

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Consolidated Balance Sheets

As at December 31, (000s)	2008 ($)	2007 ($)
ASSETS		
Current assets		
Cash and cash equivalents	**36,492**	39,104
Accounts receivable	**120,048**	86,980
Income taxes recoverable	**6,681**	786
Inventory	**41,123**	25,013
Prepaid expenses and deposits	**5,813**	5,611
	210,157	157,494
Capital assets (note 3)	**459,874**	388,987
Long-term investment	**–**	928
Goodwill	**10,523**	6,003
Future income taxes (note 10)	**11,218**	5,498
	691,772	558,910
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**94,582**	65,338
Bank loan (note 4)	**15,000**	–
	109,582	65,338
Long-term debt (note 5)	**159,899**	129,535
Other long-term liabilities	**1,368**	1,882
Future income taxes (note 10)	**24,815**	7,135
Deferred credit (note 11)	**2,588**	4,105
Non-controlling interest (note 12)	**44**	–
	298,296	207,995
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**168,813**	155,254
Shares held in trust (note 7)	**–**	(2,199)
Contributed surplus (note 8)	**7,297**	6,025
Retained earnings	**211,652**	198,039
Accumulated other comprehensive income (loss) (note 2)	**5,714**	(6,204)
	393,476	350,915
	691,772	558,910

Commitments and contingencies (notes 14 and 19).

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors,

RONALD P. MATHISON
Director

GREGORY S. FLETCHER
Director

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Consolidated Statements of Operations and Retained Earnings

Years Ended December 31, (000s, except per share data)	2008 ($)	2007 ($)
Revenue	564,363	460,320
Expenses		
Operating	441,259	328,541
Selling, general and administrative	41,164	31,685
Depreciation	51,147	37,107
Interest, net	11,572	9,450
Equity share of income from long-term investments	(122)	(532)
Foreign exchange losses (gains)	(1,904)	2,299
Loss on disposal of capital assets	9	538
	543,125	409,088
Income before income taxes and non-controlling interest	21,238	51,232
Income taxes		
Current	(4,058)	3,865
Future	7,573	8,799
	3,515	12,664
Income before non-controlling interest	17,723	38,568
Non-controlling interest	(141)	–
Net income for the year	17,864	38,568
Retained earnings, beginning of year	198,039	163,145
Dividends	(3,779)	(3,674)
Premium on purchase of shares (note 7)	(472)	–
Retained earnings, end of year	211,652	198,039
Earnings per share (note 6)		
Basic	0.47	1.06
Diluted	0.47	1.06

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

Years Ended December 31, (000s)	2008 ($)	2007 ($)
Net income for the year	17,864	38,568
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	11,918	(6,204)
Comprehensive income	29,782	32,364
Accumulated other comprehensive income (loss), beginning of year	(6,204)	–
Other comprehensive income (loss) for the period	11,918	(6,204)
Accumulated other comprehensive income (loss), end of year	5,714	(6,204)

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Cash Flows

Years Ended December 31,	2008	2007
(000s)	($)	($)
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the year	**17,864**	38,568
Items not involving cash		
Depreciation	**51,147**	37,107
Amortization of debt issue costs	**649**	570
Stock-based compensation	**3,768**	2,592
Equity share of income from long-term investments	**(122)**	(532)
Loss on disposal of capital assets	**9**	538
Future income taxes	**7,573**	8,799
Non-controlling interest	**(141)**	-
Funds provided by operations	**80,747**	87,642
Net change in non-cash operating assets and liabilities (note 17)	**(30,636)**	(8,159)
	50,111	79,483
FINANCING ACTIVITIES		
Bank loan proceeds (note 4)	**15,000**	–
Issue of long-term debt (note 5)	**65,000**	199,949
Long-term debt repayments	**(65,000)**	(107,546)
Dividends	**(3,779)**	(3,674)
Purchase of common shares (note 7)	**(932)**	(2,207)
Net proceeds on issue of common shares	**8,883**	3,396
	19,172	89,918
INVESTING ACTIVITIES		
Purchase of capital assets	**(84,807)**	(91,939)
Proceeds on disposal of capital assets	**318**	416
Acquisition of subsidiaries, net of cash acquired (note 16)	**(6,117)**	(13,854)
Long-term investments and other	**326**	–
Net change in non-cash working capital from purchase of capital assets (note 17)	**8,443**	(18,233)
	(81,837)	(123,610)
Effect of exchange rate changes on cash and cash equivalents	**9,942**	(12,267)
Increase (decrease) in cash position	**(2,612)**	33,524
Cash and cash equivalents, beginning of year	**39,104**	5,580
Cash and cash equivalents, end of year	**36,492**	39,104

See accompanying notes to the consolidated financial statements.

82-34909

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2008 and 2007

(000s, except certain figures as indicated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporations Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and other well stimulation services to the oil and natural gas industries in Canada, the United States, Russia, Mexico and Argentina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgment. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries in Canada, the United States, Russia, Cyprus and Mexico and its 80 percent owned subsidiary in Argentina.

(b) Foreign Currency Translation

The Company's U.S. subsidiaries are classified as self-sustaining foreign operations and are translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, *Comprehensive Income.* All of the Company's other foreign subsidiaries are classified as integrated foreign operations and are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, and non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

(c) Comprehensive Income

The Company follows CICA Handbook Section 1530, *Comprehensive Income,* which requires the reporting of comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a separate category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements include a statement of AOCI, which provides the continuity of the AOCI balance.

82-34909

(d) Financial Instruments

The Company follows CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, which establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities within 90 days.

(f) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate oil and natural gas wells, as well as spare equipment parts. Inventory is stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value. For the year ended December 31, 2008, approximately $191,000 of inventory was expensed to operating costs (year ended December 31, 2007 – $143,000).

(g) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method over the following periods:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(h) Long-Term Investments

The Company uses the equity method of accounting for investments in shares of entities over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(i) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill is assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any. The Company completed its annual assessment for goodwill impairment and determined there was no goodwill impairment for the years ended December 31, 2008 and 2007.

82-34909

(j) Income Taxes

The Company follows the liability method of determining income taxes, whereby future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(k) Revenue Recognition

Revenue is recognized for services upon completion and for products upon delivery.

(l) Stock-Based Compensation Plans

The Company recognizes compensation cost for the fair value of stock options granted. Under this method, the Company records the fair value of stock option grants over their vesting period as a charge to compensation expense and a credit to contributed surplus.

(m) Variable Interest Entities

Canadian Accounting Guideline 15, *Consolidation of Variable Interest Entities* (VIE) requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 7.

(n) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

(o) Adoption of International Financial Reporting Standards

In 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan and is assessing the potential impacts of this changeover accordingly.

(p) Recently Issued Accounting Pronouncements

The CICA issued the following new Handbook Sections that became effective for the Company beginning January 1, 2008.

Section 1400, *Assessing Going Concern*, was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern. The Company has reviewed the section and has concluded that no material uncertainties exist with the Company's ability to continue as a going concern.

Section 1535, *Capital Disclosures*, establishes disclosure requirements about an entity's capital and how it is managed, the purpose of which is to enable financial statement users to evaluate an entity's objectives, policies and processes for managing capital (see note 18).

Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*, replace Section 3861, *Financial Instruments – Disclosure and Presentation*. These two new sections revise and enhance current disclosure requirements for financial instruments but do not change the existing presentation requirements. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments and how an entity manages those risks (see note 15).

82-34909

Section 3031, *Inventories*, which supersedes Section 3030, Inventories, provides more extensive guidance on measurement and expands disclosure requirements. These changes include the disclosure of inventories carried at net realizable value, the amount of inventories recognized as an expense and the amount of any inventory write-downs.

The CICA has issued the following new Handbook Section that will become effective for the Company beginning January 1, 2009.

Section 3064, *Goodwill and Intangible Assets*, deals with the accounting treatment of internally developed intangibles and the recognition of such assets. The Company does not expect that the adoption of this standard will have a material effect on its financial statements.

3. CAPITAL ASSETS

As at December 31,	2008	2007
(000s)	($)	($)
COST		
Assets under construction	**30,972**	16,822
Field equipment	**519,076**	419,170
Buildings	**25,453**	20,678
Land	**12,235**	10,687
Shop, office and other equipment	**8,099**	5,745
Computers and computer software	**6,475**	5,514
Leasehold improvements	**1,962**	857
	604,272	479,473
ACCUMULATED DEPRECIATION		
Assets under construction	**–**	–
Field equipment	**131,830**	81,962
Buildings	**3,585**	2,227
Land	**–**	–
Shop, office and other equipment	**3,165**	2,097
Computers and computer software	**5,256**	3,841
Leasehold improvements	**562**	359
	144,398	90,486
NET BOOK VALUE		
Assets under construction	**30,972**	16,822
Field equipment	**387,246**	337,208
Buildings	**21,868**	18,451
Land	**12,235**	10,687
Shop, office and other equipment	**4,934**	3,648
Computers and computer software	**1,219**	1,673
Leasehold improvements	**1,400**	498
	459,874	388,987

4. BANK LOAN

The Company has an operating loan facility of $25,000 payable on demand and bearing interest at the bank's prime rate plus 0.75 percent, of which $15,000 was drawn at December 31, 2008 (December 31, 2007 – nil). The facility is secured by a general security agreement over all Canadian and U.S. assets of the Company.

5. LONG-TERM DEBT

As at December 31,	2008	2007
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	**164,430**	133,825
Less unamortized debt issue costs	**4,531**	4,290
	159,899	129,535

The fair value of long-term debt based on the closing price at December 31, 2008 was $77,282 (December 31, 2007 – $128,138). Interest expense for the year ended December 31, 2008 includes amortization of debt issue costs in the amount of $649 (year ended December 31, 2007 – $570).

The Company also has an extendible revolving term loan facility in the amount of $65,000 which is undrawn as at December 31, 2008. This facility was drawn in full during the fourth quarter of 2008 in response to uncertainty in the credit markets, but was repaid in full prior to year-end. The facility was renewed during December, 2008.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.
The continuity of issued common shares and related values is as follows:

	Shares	Amount
	(#)	($000s)
December 31, 2006	36,388,408	139,841
Issued on acquisition of subsidiary (note 16)	597,526	11,058
Issued upon exercise of stock options	215,938	4,355
December 31, 2007	37,201,872	155,254
Issued on acquisition of subsidiaries (note 16)	150,160	2,640
Issued upon exercise of stock options	492,311	11,379
Purchased under Normal Course Issuer Bid (note 7)	(102,782)	(460)
December 31, 2008	**37,741,561**	**168,813**

The weighted average number of common shares outstanding for the year ended December 31, 2008 was 37,696,924 basic and 37,716,914 diluted (year ended December 31, 2007 – 36,463,220 basic and 36,537,763 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 7).

7. SHARES HELD IN TRUST AND NORMAL COURSE ISSUER BID

The Company has established a trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At December 31, 2008, no shares were held by the trust (December 31, 2007 – 91,414 shares purchased on the open market at a cost of $2,199). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

The Company has received regulatory approval under Canadian securities laws to purchase its own common shares in accordance with a Normal Course Issuer Bid. During the year ended December 31, 2008, the Company purchased 102,782 of its common shares at a cost of $932 (year ended December 31, 2007 – nil). Of the amount paid, $460 was charged to capital stock and $472 was charged to retained earnings. The common shares purchased were cancelled prior to year-end.

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8. CONTRIBUTED SURPLUS

The continuity of contributed surplus is as follows:

	2008	2007
(000s)	($)	($)
Balance, January 1	**6,025**	4,393
Stock options expensed	**3,768**	2,591
Stock options exercised	**(2,496)**	(959)
Balance, December 31	**7,297**	6,025

9. STOCK-BASED COMPENSATION

(a) Stock Options

Continuity of Stock Options	2008		2007	
	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	($)	(#)	($)
Outstanding, January 1	**1,224,223**	**22.90**	1,505,796	22.15
Granted during the year	**1,429,400**	**19.66**	30,000	20.20
Exercised for common shares	**(492,311)**	**18.04**	(215,938)	15.73
Forfeited	**(87,468)**	**23.79**	(95,635)	26.46
Expired	**(30,500)**	**27.80**	–	–
Balance, December 31	**2,043,344**	**21.69**	1,224,223	22.90

Stock options vest equally over three or four years and expire three and one-half or five years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.3-4.1 percent, average expected life of 3.28 years, expected volatility of 34-43 percent and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

(b) Stock Units

The Company grants deferred stock units to its outside directors. These units vest one year from the date of grant and are settled either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During the year ended December 31, 2008, $307 of compensation expense was recognized for deferred stock units (year ended December 31, 2007 – $435).

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled either in cash or Company shares purchased on the open market. During the year ended December 31, 2008, $217 of compensation expense was recognized for performance stock units (year ended December 31, 2007 – $278).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

10. INCOME TAXES

The following table summarizes the income tax effect of temporary differences that give rise to the future income tax asset (liability) at December 31:

As at December 31,	2008	2007
(000s)	($)	($)
Capital assets	(55,495)	(24,500)
Losses carried forward	26,967	9,536
Canadian exploration expenses	9,730	9,929
Deferred compensation payable	891	1,116
Deferred financing and share issue costs	146	778
Alternative minimum tax credit	2,109	-
Other	2,055	1,504
	(13,597)	(1,637)

Net future income taxes at December 31, 2008 are represented by future income tax liabilities of $24,815 (December 31, 2007 – $7,135) less future income tax assets of $11,218 (December 31, 2007 – $5,498).

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 29.50 percent (2008 – 32.12 percent) to income before income taxes and non-controlling interest. The main reasons for differences between such expected income tax expense and the amount actually recorded are:

Years Ended December 31,	2008	2007
(000s except percentages)	($)	($)
Income before income tax and non-controlling interest	21,238	51,232
Income tax rate (%)	29.50	32.12
Computed expected income tax expense	6,265	16,456
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(1,517)	(2,147)
Non-deductible expenses/non-taxable income	3,012	1,179
Foreign tax rate and other foreign differences	(7,484)	(569)
Translation of foreign subsidiaries	1,355	(3,158)
Foreign withholding taxes	258	266
Future income tax adjustment from tax rate reductions	1,127	528
Other	499	109
	3,515	12,664

11. DEFERRED CREDIT

On the amalgamation of Denison Energy Inc. ("Denison") and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. The deferred credit is reduced as these tax pools are utilized.

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12. NON-CONTROLLING INTEREST

The continuity of the 20 percent non-controlling interest in a subsidiary of the Company is as follows:

	2008	2007
(000s)	($)	($)
Balance, January 1	–	–
Share capital contributed	185	–
Share of income (loss)	(141)	–
Balance, December 31	44	–

13. RELATED-PARTY TRANSACTIONS

During 2007, the Company purchased $26,620 of products and services from a company in which it held a 30 percent equity interest. At December 31, 2007, accounts payable included $2,743 of indebtedness to the related party. There were no related-party transactions in 2008, as the Company acquired 100 percent of the related party on January 11, 2008 and its operations were wound up into the Company's (see note 16).

14. COMMITMENTS

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2008, as follows:

(000s)	($)
2009	8,423
2010	5,642
2011	3,495
2012	2,685
2013	2,531
Thereafter	2,835
	25,611

The Company has obligations for the purchase of products, services and capital assets over the next five years that total approximately $53,000.

15. FINANCIAL INSTRUMENTS

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash and cash equivalents, accounts receivable, current liabilities and long-term debt.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of long-term debt based on the closing price at December 31, 2008 was $77,282 before deduction of unamortized debt issue costs of $4,531 (December 31, 2007 – $128,138 before deduction of unamortized debt issue costs of $4,290).

(b) Credit Risk

Substantial amounts of the Company's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks. The Company mitigates this risk through its credit policies and practices including the use of credit limits and approvals, and by monitoring the financial condition of its customers. At December 31, 2008, the Company had a provision for doubtful accounts receivable of $932 related primarily to a customer who filed for Chapter 11 restructuring under U.S. bankruptcy law.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2008 was 8.21 percent (December 31, 2007 – 8.55 percent).

(d) Liquidity Risk

The Company's principal sources of liquidity are operating cash flows, existing or new credit facilities and new share equity. The Company monitors its liquidity position on an ongoing basis to ensure it has sufficient funds to complete planned capital and other expenditures. Liquidity risk is mitigated by maintaining adequate banking and credit facilities and continuously monitoring its forecast and actual cash flows. The Company may also adjust its capital spending and dividends to shareholders to maintain liquidity.

(e) Foreign Exchange Risk

The Company is exposed to foreign exchange risk associated with foreign operations where revenues and costs may be denominated in currencies other than Canadian dollars. These currencies include the U.S. dollar, Russian rouble, Mexican peso and Argentinean peso. The Company is also exposed to the impact of foreign currency fluctuations in its Canadian operations on purchases of products and capital assets from vendors in the U.S. In addition, the Company's senior unsecured notes and related interest expense are denominated in U.S. dollars; the amount of debt and interest expressed in Canadian dollars varies with fluctuations in the U.S.$/Cdn $ exchange rate, however this risk is mitigated by the Company's sizable U.S. operations and related revenue streams.

16. ACQUISITIONS

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

(000s)	Amount ($)
Goodwill	4,520
Cash	89
Other working capital	1,658
Capital assets	371
Total consideration	**6,638**

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(c) 1361745 Alberta Ltd.

On November 21, 2007, the Company acquired all the shares of 1361745 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $24,912. The Company issued 597,526 common shares with a value of $11,058 in conjunction with the acquisition, in addition to $13,854 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

17. SUPPLEMENTAL INFORMATION

Changes in non-cash operating assets and liabilities for the years ended December 31, 2008 and 2007 are as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Accounts receivable	**(30,670)**	(2,499)
Income taxes recoverable	**(6,443)**	(3,128)
Inventory	**(15,806)**	(11,626)
Prepaid expenses and deposits	**(202)**	1,852
Accounts payable and accrued liabilities	**22,999**	10,103
Other long-term liabilities	**(514)**	(2,861)
	(30,636)	(8,159)
Interest paid	**11,139**	6,754
Income taxes paid	**1,837**	6,994

Changes in non-cash working capital from the purchase of capital assets for the years ended December 31, 2008 and 2007 are as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Accounts payable and accrued liabilities	**8,443**	(18,233)
	8,443	(18,233)

18. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as funds provided by operations as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At December 31, 2008, the long-term debt to cash flow ratio was 1.98:1 (December 31, 2007 – 1.48:1) calculated on a 12-month trailing basis as follows:

As at December 31,	2008	2007
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs)	**159,899**	129,535
Cash flow	**80,747**	87,642
Long-term debt to cash flow ratio	**1.98**	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

19. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $11,607 (6,846 Euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed and is scheduled to be heard by the Supreme Court of Greece on November 3, 2009. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

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Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $58 (34 Euros), plus interest. NAPC has appealed this decision, and a hearing date of June 2, 2009 has been set. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action, which is seeking damages of approximately $1,178 (695 Euros) plus interest, is scheduled to be heard before the Athens Court of First Instance on October 1, 2009.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and consequently, no provision has been recorded in these financial statements.

20. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic markets: Canada, Russia and the United States/Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States/ Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)
Year Ended December 31, 2008					
Revenue	**273,398**	**57,355**	**233,610**	**–**	**564,363**
Operating income (loss) [1]	**40,294**	**8,842**	**50,971**	**(18,167)**	**81,940**
Segmented assets	**299,487**	**110,207**	**282,078**	**–**	**691,772**
Capital expenditures	**36,585**	**6,343**	**41,879**	**–**	**84,807**
Goodwill	**7,236**	**979**	**2,308**	**–**	**10,523**
Year Ended December 31, 2007					
Revenue	249,473	64,041	146,806	–	460,320
Operating income (loss) [1]	52,124	12,070	47,783	(11,883)	100,094
Segmented assets	264,887	105,806	188,217	–	558,910
Capital expenditures	23,810	32,022	36,107	–	91,939
Goodwill	6,003	–	–	–	6,003

(1) Operating income (loss) is defined as revenue less operating expenses, which excludes depreciation, and selling, general and administration expenses.

The following table sets forth consolidated revenue by service line:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Fracturing	**477,861**	403,844
Coiled tubing	**56,386**	37,992
Cementing	**30,116**	18,484
	564,363	460,320

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21. RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles between Canadian GAAP and U.S. GAAP as they apply to the Company are not material, except as described below. The adjustments below are measurement differences only and do not reflect any disclosure differences that may exist between Canadian GAAP and U.S. GAAP.

The application of U.S. GAAP would not affect consolidated net income, comprehensive income or accumulated other comprehensive income for the years ended December 31, 2008 or 2007 or the consolidated balance sheets as at December 31, 2008 or 2007, except as discussed below.

(a) Stock-Based Compensation

Under Canadian GAAP, the Company recognizes compensation cost for the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The Company also recognizes compensation cost, over their vesting period, for the fair value of deferred stock units and performance stock units, estimated based on the current market price of the Company's shares.

The Company uses the revised standards outlined under Statement of Financial Accounting Standards (SFAS) No.123R "Share-Based Payment" for U.S. GAAP. Under SFAS 123R, the Company is required to determine and incorporate a forfeiture multiplier into its calculation of stock-based compensation cost for its stock options and stock units. Under Canadian GAAP, the Company accounts for forfeitures as they occur. The Company estimates that the impact of any forfeiture multiplier would not result in a significant difference between Canadian and U.S. GAAP.

(b) Long-Term Debt Issue Costs

Under Canadian GAAP, the Company includes financing costs in the amortized cost of long-term debt. Under U.S. GAAP, financing costs associated with the long-term debt would be classified separately as a deferred long-term asset and amortized over the term of the debt, also using the effective interest rate method.

The consolidated balance sheet as at December 31, 2008 as a result, would be adjusted to reflect a deferred long-term asset of $4,531 (2007 – $4,290) with an offsetting increase to long-term debt.

(c) Future Income Taxes

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) 48 "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to opening retained earnings in the year of adoption. The adoption of FIN 48 did not have a material impact on the consolidated financial statements.

The Company and its entities are subject to income taxation and related audits in the various tax jurisdictions in which it operates. The tax years from 2003 to 2008 remain open to examination in Canada, the tax years from 2005 to 2008 remain open to examination in the U.S, and the tax years from 2006 to 2008 remain open to examination in Russia.

In addition, pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas U.S. GAAP applies enacted tax rates. There are no differences for the years ended December 31, 2008 and 2007 relating to income tax rate differences.

(d) Statements of Cash Flows and Operations

The differences between Canadian GAAP and U.S. GAAP have not resulted in any significant variances concerning the consolidated statements of cash flows as reported, except that under U.S. GAAP the presentation of funds provided from operations as a sub-total in the operating activities section of the consolidated statements of cash flows would not be permitted.

In addition, under Canadian GAAP, bank overdrafts used to manage day-to-day cash can be classified as cash and cash equivalents. Under U.S. GAAP, bank overdrafts are liabilities that should be considered a form of short-term financing and classified as cash flows from financing activities. As at December 31, 2008 the Company had no outstanding bank overdrafts. As at December 31, 2007, the consolidated balance sheet would be adjusted to reflect cash and cash equivalents of $39,622 and bank indebtedness of $518. The effect of this is an outflow of cash from financing activities of $518 for the year ended December 31, 2008 (2007 – outflow of cash from financing activities of $2,889).

(e) Recently Issued Accounting Pronouncements

The following are standards and interpretations that have been issued by FASB which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations (Revised 2007)" and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51". These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will be required to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurement at fair value and will be classified as a separate component of equity. SFAS 141 (R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. SFAS 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented.

management's discussion and analysis

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of March 4, 2009 and is a review of the financial condition and results of operations of the Company based on Canadian generally accepted accounting principles (GAAP). Its focus is primarily a comparison of the financial performance for the years ended December 31, 2008 and 2007 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included on page 30 of this Annual Report.

CALFRAC'S BUSINESS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services.

The Company operated three business segments during 2008:

- The Canadian segment is focused on the provision of fracturing, coiled tubing and cementing services to a diverse group of oil and natural gas exploration and production companies operating within Alberta, northeast British Columbia and southwest Saskatchewan. The Company's customer base in Canada ranges from large multi-national public companies to small private companies. Calfrac had 16 fracturing spreads, 13 coiled tubing units and 11 cementing units in Canada at December 31, 2008.

- The United States and Latin America segment of the Company's business provides pressure pumping services from operating bases in Colorado, central Arkansas, northern Mexico and central Argentina. In the United States, the Company provides fracturing services to a number of oil and natural gas companies operating in the Piceance Basin of western Colorado and the Denver Julesburg Basin of eastern Colorado, as well as fracturing and cementing operations in the Fayetteville shale play of Arkansas. The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico under the terms of a three-year contract which, unless renewed, will expire in October 2010. In Argentina, the Company provides cementing services to a local oil and natural gas company. At December 31, 2008, the Company had seven fracturing spreads and seven cementing units within the United States and Latin America segment.

- The Company's Russian segment is focused on the provision of fracturing and coiled tubing services in Western Siberia. In 2008, the Company operated under the terms of two annual contracts negotiated with one of Russia's largest oil and natural gas producers. At December 31, 2008, the Company had three fracturing spreads and five coiled tubing units in Russia.

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CONSOLIDATED HIGHLIGHTS

Years Ended December 31,	2008	2007	Change
(000s, except per share amounts)	($)	($)	(%)
Revenue	564,363	460,320	23
Operating income [1]	81,940	100,094	(18)
Net income	17,864	38,568	(54)
Per share – basic & diluted	0.47	1.06	(56)
Cash flow from operations [1]	80,747	87,642	(8)
Per share – basic & diluted	2.14	2.40	(11)
EBITDA [1]	83,957	97,789	(14)
Per share – basic & diluted	2.23	2.68	(17)
Working capital	100,575	92,156	9
Total assets	691,772	558,910	24
Long-term debt	159,899	129,535	23
Shareholders' equity	393,476	350,915	12
Cash dividends per share	0.10	0.10	–

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

2008 OVERVIEW

In 2008, the Company:

- increased revenue by 23 percent to $564.4 million from $460.3 million in 2007;
- reported net income of $17.9 million or $0.47 per share;
- reported operating income of $81.9 million, a decrease of 18 percent from 2007;
- generated cash flow from operations of $80.7 million or $2.14 per share;
- incurred capital expenditures of $84.8 million primarily related to increasing the Company's fracturing pumping capacity throughout North America;
- was awarded a major tender for fracturing services within some of western Canada's newest unconventional resource plays;
- enhanced the terms of a long-term fracturing contract with a major U.S. natural gas producer to include the provision of a second fracturing spread in Arkansas;
- secured additional sources of supply for proppant, diesel fuel, nitrogen and carbon dioxide to support the Company's operations in the deeper, unconventional reservoirs of western Canada and the United States;
- increased the pumping capacity of its fracturing fleet by 19 percent to approximately 287,000 horsepower;
- completed its first full year of fracturing operations in Mexico;
- began cementing operations in Argentina early in the second quarter of 2008;
- acquired the remaining 70 percent interest in ChemErgy Ltd. that it did not previously own;
- paid dividends of $3.8 million or $0.10 per share; and
- purchased and cancelled 102,782 common shares under the terms of the Normal Course Issuer Bid for a total cost of approximately $0.9 million.

Revenue
($MM)



564.4
460.3
426.4
314.3
241.4
04
05
06
07
08

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NON-GAAP MEASURES

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP and, therefore, are considered non-GAAP measures. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and its ability to generate funds to finance its operations. These measures may not be comparable to similar measures presented by other entities. These measures are further explained as follows:

Operating income is defined as revenue less operating and selling, general and administrative expenses excluding depreciation. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income was calculated as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Net income	**17,864**	38,568
Add back (deduct):		
Depreciation	**51,147**	37,107
Interest, net	**11,572**	9,450
Equity share of net income from long-term investments	**(122)**	(532)
Foreign exchange (gains) losses	**(1,904)**	2,299
Loss on disposal of capital assets	**9**	538
Income taxes	**3,515**	12,664
Non-controlling interest	**(141)**	–
Operating income	**81,940**	100,094

Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow was calculated as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Cash provided by operating activities	**50,111**	79,483
Add back:		
Net change in non-cash operating assets and liabilities	**30,636**	8,159
Cash flow from operations	**80,747**	87,642

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EBITDA is defined as income before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA was calculated as follows:

Years Ended December 31,	2008	2007
(000s)	($)	($)
Net income	**17,864**	38,568
Add back (deduct):		
Depreciation	**51,147**	37,107
Interest, net	**11,572**	9,450
Income taxes	**3,515**	12,664
Non-controlling interest	**(141)**	-
EBITDA	**83,957**	97,789

Revenue Mix 2007



Fracturing Services: 88%
Coiled Tubing Services: 8%
Cementing Services: 4%

FINANCIAL OVERVIEW – YEAR ENDED DECEMBER 31, 2008 VERSUS YEAR ENDED DECEMBER 31, 2007

Canada

Years Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**273,398**	249,473	10
Expenses			
Operating	**222,362**	186,498	19
Selling, general and administrative (SG&A)	**10,742**	10,851	1
	233,104	197,349	18
Operating income [1]	**40,294**	52,124	(23)
Operating income (%)	**14.7%**	20.9%	(30)
Fracturing revenue per job ($) – Canada	**62,657**	48,130	30
Number of fracturing jobs – Canada	**3,620**	4,481	(19)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

Revenue Mix 2008



Fracturing Services: 85%
Coiled Tubing Services: 10%
Cementing Services: 5%

Revenue

During 2008, revenue from the Company's Canadian operations was $273.4 million compared to $249.5 million in 2007. Fracturing revenue in Canada totalled $226.8 million, an increase of 5 percent from the $215.7 million generated in 2007. In 2008, the Company completed 3,620 Canadian fracturing jobs for average revenue of $62,657 per job compared to 4,481 jobs for average revenue of $48,130 per job in 2007. Revenue per job increased during 2008 over 2007 primarily due to a greater number of jobs involving larger scale, technically sophisticated completions and less shallow gas fracturing activity in southern Alberta. This was offset partially by competitive pricing pressures. The growth in Calfrac's revenues was generated despite the general decline in oil and natural gas drilling across western Canada, which mainly affected shallower conventional pools and traditional, less complex completion activities.

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Revenue from Canadian coiled tubing operations during 2008 increased by $13.9 million year-over-year to $30.1 million primarily due to a larger equipment fleet operating in the deeper reservoirs of western Canada. In 2008, the Company completed 2,953 jobs for average revenue of $10,182 per job compared to 3,798 jobs for average revenue of $4,258 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity involving broader scale, technically demanding completions within the Western Canada Sedimentary Basin and a lower number of shallow coiled tubing jobs completed in southern Alberta.

Revenue from Calfrac's cementing operations during 2008 was $16.5 million, a 6 percent decrease from the $17.6 million recorded in 2007. In 2008, the Company completed 1,845 jobs for average revenue of $8,949 per job compared to 1,933 jobs for average revenue of $9,121 per job in 2007. The decrease in the average revenue per job was due primarily to the impact of competitive pricing pressures in western Canada.

Operating Expenses

Operating expenses from Calfrac's operations in Canada during 2008 increased by 19 percent to $222.4 million from $186.5 million in 2007. This increase in operating costs was due mainly to increased activity involving larger scale, technically sophisticated completions and a comprehensive preventative maintenance program in the second and fourth quarters as well as a recruitment program undertaken during the fourth quarter of 2008 in anticipation of higher activity levels throughout the first quarter of 2009.

SG&A Expenses

Calfrac's Canadian SG&A expenses for 2008 were $10.7 million compared to $10.9 million in 2007.

United States and Latin America

Years Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**233,610**	146,806	59
Expenses			
Operating	**171,799**	93,245	84
SG&A	**10,840**	5,778	88
	182,639	99,023	84
Operating income [1]	**50,971**	47,783	7
Operating income (%)	**21.8%**	32.5%	(33)
Fracturing revenue per job ($) – United States	**67,669**	85,940	(21)
Number of fracturing jobs – United States	**2,872**	1,679	71
US$/Cdn$ exchange rate [2]	**0.9381**	0.9304	1

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

(2) Source: Bank of Canada.



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Revenue

For the year ended December 31, 2008, revenue from Calfrac's United States operations was $206.0 million, an increase of 42 percent or $60.9 million from 2007. Calfrac's operations in Mexico and Argentina generated revenue of $25.7 million and $2.0 million, respectively, during 2008. In the prior year, revenue of $1.7 million from Calfrac's Mexican operations was recorded as these operations began during the fourth quarter of 2007. As the Argentina cementing operations commenced during the second quarter of 2008, no revenue was recorded in the previous year. The increase in United States revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region as a result of the completion of a higher average number of fracturing stages per well, a full 12 months of activity in Arkansas during 2008 versus only 10 months in the comparable period of 2007 and the larger scale of cementing operations in Arkansas during 2008. This was offset by competitive pricing pressures throughout all operating regions and lower activity levels in the Denver Julesberg Basin. In 2008, the Company completed 2,872 fracturing jobs in the United States for average revenue of $67,669 per job, compared to 1,679 jobs for average revenue of $85,940 per job in 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts.

Geographical Mix 2007



- Canada: 54%
- U.S. and Latin America: 32%
- Russia: 14%

Operating Expenses

In the United States and Latin America, operating expenses during 2008 increased by 84 percent to $171.8 million from $93.2 million in 2007 mainly due to higher fracturing and cementing activity levels and larger scale of operations in the United States, expenses related to Calfrac's Mexico and Argentina operations and increased fuel expenses.

SG&A Expenses

SG&A expenses in the United States and Latin America for 2008 were $10.8 million compared to $5.8 million in 2007, primarily due to a larger divisional organization to support the U.S operations, higher compensation expenses and the commencement of operations in Mexico and Argentina.

Geographical Mix 2008



- Canada: 48%
- U.S. and Latin America: 42%
- Russia: 10%

Russia

Years Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**57,355**	64,041	(10)
Expenses			
Operating	**44,577**	48,056	(7)
SG&A	**3,936**	3,915	1
	48,513	51,971	(7)
Operating income [1]	**8,842**	12,070	(27)
Operating income (%)	**15.4%**	18.8%	(18)
Rouble/Cdn$ exchange rate [2]	**23.3**	23.8	(2)

[1] Refer to "Non-GAAP Measures" on page 30 for further information.

[2] Source: Bank of Canada.

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Revenue

In 2008, the Company's revenue from Russian operations decreased by 10 percent to $57.4 million from $64.0 million in 2007. This decrease was due primarily to lower fracturing activity resulting from the closure of the Purpe district in early 2008 offset partially by higher coiled tubing activity levels.

Operating Expenses

Operating expenses in Russia during 2008 were $44.6 million versus $48.1 million in 2007. The decrease in Russian operating expenses was primarily due to the impact of lower fracturing activity offset partially by increased product costs resulting from higher than anticipated proppant sales to the Company's customer.

SG&A Expenses

SG&A expenses in Russia for the year ended December 31, 2008 were consistent with the prior year at $3.9 million.

Corporate

Years Ended December 31,	2008	2007	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**2,520**	741	240
SG&A	**15,647**	11,142	40
	18,167	11,883	53
Operating loss [1]	**(18,167)**	(11,883)	(53)

[1] Refer to "Non-GAAP Measures" on page 30 for further information.

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters who directly support the Company's global field operations. For 2008, operating expenses for the Corporate segment increased by $1.8 million from 2007 to $2.5 million, primarily due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008. As a result of this acquisition, the Company realized benefits of lower chemical costs which have exceeded the additional costs associated with the start-up of in-house laboratory services.

SG&A Expenses

Corporate SG&A expenses for 2008 were $15.6 million, an increase of 40 percent or $4.5 million from 2007, primarily due to a larger corporate staff supporting the Company's broader geographic operating scale, and to stock-based compensation expenses which increased by $1.0 million. Corporate SG&A expenses as a percentage of revenue in 2008 were 3 percent, unchanged from 2007.

Interest and Depreciation Expenses

For 2008, the Company recorded net interest expense of $11.6 million compared to $9.5 million in 2007. The higher interest expense in 2008 was primarily related to the long-term debt being outstanding for the entire year in 2008 compared to ten-and-a-half months in 2007, combined with lower interest income earned on the Company's surplus cash balance due to a decline in excess cash and lower interest rates.

During 2008, depreciation expense increased by 38 percent to $51.1 million from $37.1 million in 2007, mainly due to a larger equipment fleet operating in North America and Russia.

Income Tax Expenses

For 2008, the Company recorded an income tax expense of $3.5 million versus $12.7 million for 2007. A current income tax recovery of $4.1 million was recorded for 2008 compared to an expense of $3.9 million for 2007. Calfrac recorded a future income tax expense of $7.6 million for 2008 compared to $8.8 million for 2007. The Company's effective income tax rate for 2008 was 17 percent compared to 25 percent for 2007. The decrease in total income tax expense was primarily due to the Company's lower pre-tax net income. The overall effective tax rate decreased as a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004.

Net Income

Net income for 2008 was $17.9 million or $0.47 per share versus $38.6 million or $1.06 per share in 2007. The lower level of net income in 2008 was primarily due to an increase in operating expenses ($112.7 million), depreciation costs ($14.0 million), SG&A expenses ($9.5 million) and net interest expenses ($2.1 million), offset partially by higher revenue ($104.0 million), lower income tax expenses ($9.1 million) and foreign exchange gains instead of foreign exchange losses ($4.2 million).

Cash Flow

Cash flow from operations before changes in non-cash working capital for 2008 was $80.7 million or $2.14 per share compared to $87.6 million or $2.40 per share in 2007. The year-over-year change was primarily a result of higher operating expenses ($112.7 million) and SG&A expenses ($9.5 million) offset partially by an increase in revenue ($104.0 million), lower cash taxes ($7.9 million) and foreign exchange gains instead of foreign exchange losses ($4.2 million).

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LIQUIDITY AND CAPITAL RESOURCES

Years Ended December 31,	2008	2007
(000s)	($)	($)
(unaudited)		
Cash provided by (used in):		
Operating activities	**50,111**	79,483
Financing activities	**19,172**	89,918
Investing activities	**(81,837)**	(123,610)
Effect of exchange rate changes on cash and cash equivalents	**9,942**	(12,267)
(Decrease) increase in cash and cash equivalents	**(2,612)**	33,524

Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $80.7 million during 2008 compared to $87.6 million in 2007. The decrease was primarily due to higher revenue being more than offset by higher operating and SG&A expenses as discussed previously under "Cash Flow". Net cash provided by operating activities was also impacted by the net change in non-cash working capital. As at December 31, 2008, Calfrac had working capital of $100.6 million, an increase of $8.4 million from December 31, 2007. The increase in working capital was primarily due to an increase in accounts receivable and inventory partially offset by higher accounts payable, all of which were mainly due to a broader scale of operations than at the end of December 2007. The Company reviewed its year-end accounts receivable balance in detail and determined that a provision for doubtful accounts receivable totalling $1.0 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities in 2008 decreased to $19.2 million from $89.9 million in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate plus 0.75 percent, United States base rate plus 0.75 percent, LIBOR plus 2.25 percent or bankers' acceptances plus 2.25 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 1.0 percent, United States base rate plus 1.0 percent, LIBOR plus 2.5 percent or bankers' acceptances plus 2.5 percent. The annual renewal of these credit facilities occurred in December 2008. The Company had not drawn any amounts on either facility through the third quarter of 2008. In response to the turmoil in the financial markets in the fourth quarter of 2008, in order to ensure its short-term liquidity should operating conditions suddenly worsen, the Company drew $25.0 million

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on its operating line of credit and $65.0 million on its revolving term loan during October 2008. In December 2008, Calfrac repaid $10.0 million on its operating line of credit and $65.0 million on its revolving term loan. As at December 31, 2008, the Company owed $15.0 million on its operating line of credit and was undrawn on its revolving term facility, providing $75 million in immediately available credit should this be required.

At December 31, 2008, the Company had cash and cash equivalents of $36.5 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund and is not exposed to any liquidity issues.

The common shares of the Company trade on the Toronto Stock Exchange (the "TSX") and, at March 4, 2009, Calfrac has 37,741,561 common shares outstanding. The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the board of directors which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by cash flow from operations, excluding changes in non-cash working capital, and totalled $3.8 million in 2008 and $3.7 million in 2007.

Expenses 2007



- Operating: 80%
- Selling, General and Administrative: 8%
- Interest, Depreciation and Other: 12%

Investing Activities

For 2008, Calfrac's net cash used for investing activities was $81.8 million, down from $123.6 million for 2007. Capital expenditures were $84.8 million in 2008, a decrease of $7.1 million from the prior year. Capital expenditures in 2008 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

Expenses 2008



- Operating: 81%
- Selling, General and Administrative: 8%
- Interest, Depreciation and Other: 11%

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

In November 2007, the Company acquired all the shares of 1361745 Alberta Ltd. from a Canadian competitor for total consideration of $24.9 million. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $13.9 million in cash and the issuance of 597,526 common shares. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

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The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during 2008 was a gain of $9.9 million compared to a loss of $12.2 million during 2007. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2009 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at March 4, 2009, there were 37,741,561 common shares issued and outstanding, and 2,826,579 options to purchase common shares.

Normal Course Issuer Bid

The Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the TSX on October 20, 2008. Under the rules of the TSX, in the period commencing on October 23, 2008, and ending on October 22, 2009 the Company may acquire up to 1,892,217 of its outstanding common shares, being approximately 5 percent of the common shares outstanding as at October 14, 2008. Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price at the time of purchase and will be purchased on behalf of the Company by a registered investment dealer through the facilities of the TSX. The funding for any purchase of common shares pursuant to the Normal Course Issuer Bid will be financed out of working capital. A copy of the Notice may be obtained by any shareholder, without charge, by contacting the Corporate Secretary of the Company at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, telephone 403-266-6000. During the fourth quarter of 2008, the Company purchased and cancelled 102,782 common shares under the terms of the Normal Course Issuer Bid for a total cost of approximately $0.9 million.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

		Payment Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
(000s)	($)	($)	($)	($)	($)
(unaudited)					
Operating leases	**25,611**	8,423	9,137	5,216	2,835
Purchase obligations	**53,232**	32,022	16,062	5,148	–
Total contractual obligations	**78,843**	40,445	25,199	10,364	2,835

As outlined above, Calfrac has various contractual obligations related to the leasing of vehicles, equipment and facilities as well as raw material purchase commitments.

Greek Legal Proceedings

As described in note 19 to the annual consolidated financial statements, the Company is involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate its potential exposure to these legal proceedings at this time.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The President & Chief Executive Officer (CEO) and Senior Vice President, Finance & Chief Financial Officer (CFO) of Calfrac are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) for the Company.

DC&P is designed to provide reasonable assurance that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified in securities legislation and includes controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

In accordance with the requirements of National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", an evaluation of the effectiveness of DC&P and ICFR was carried out under the supervision of the CEO and CFO at December 31, 2008. Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted below, the Company's DC&P and ICFR are effectively designed and operating as intended.

The Company's management, including the CEO and CFO, does not expect that the Company's DC&P and ICFR will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues, misstatements or instances of fraud, if any, within the Company have been detected.

There was no change to the Company's ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In January 2006, the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan and is assessing its personnel requirements as well as the impacts of this changeover on information systems, accounting policies and reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Revenue Recognition

Revenue is recognized for services upon completion and for products upon delivery.

Allowance for Doubtful Accounts Receivable

The Company performs ongoing credit evaluations of its customers and grants credit based upon a review of historical collection experience, current aging status, financial condition of the customer and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. In situations where the creditworthiness of a customer is uncertain, services are provided on receipt of cash in advance or services are declined. Calfrac's management believes that the provision for doubtful accounts is adequate.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Goodwill

Goodwill represents an excess of the purchase price over the fair value of net assets acquired. The Company assesses goodwill at least on an annual basis. Goodwill is allocated to reporting segments and any potential goodwill impairment is identified by comparing the carrying value of a reporting segment with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. The offset would be charged to the Consolidated Statement of Operations and Retained Earnings as goodwill impairment. The Company has completed its annual impairment test and determined that there is no impairment in the value of its goodwill.

Income Taxes

The Company follows the liability method of accounting for income taxes, which evaluates the differences between the financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Estimates of the Company's future taxable income have been considered in assessing the utilization of available tax losses. Calfrac's business is complex and the calculation of income taxes involves many complex factors as well as the Company's interpretation of relevant tax legislation and regulations. Calfrac's management believes that the income tax provision is adequate.

Stock-Based Compensation

Calfrac provides stock-based compensation to certain employees in the form of stock options. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

The Company also grants deferred stock units to independent members of its Board of Directors which vest one year from the grant date and are settled either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares.

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market.

Changes in the Company's obligations under the deferred and performance stock unit plans arising from fluctuations in the market value of the Company's shares underlying these compensation programs are recorded as the share value changes.

Changes in Accounting Policies

The following changes in accounting policies were adopted pursuant to the CICA's Handbook on January 1, 2008:

Capital Disclosures

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 18 to the consolidated financial statements).

Financial Instruments

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

Going Concern

Section 1400 *Assessing Going Concern* amends the previous standard to include requirements for management to assess and disclose an entity's ability to operate as a going concern. Management has reviewed the guidance in Section 1400 and determined that no material uncertainties exist with respect to the Company's ability to continue as a going concern.

Inventories

Section 3031 *Inventories* replaces the previous standard on inventories, provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements

Management is assessing new Canadian and United States accounting pronouncements that have been issued and are not yet effective. These new accounting pronouncements are set out below.

Goodwill and Intangible Assets

CICA Handbook Section 3064, *Goodwill and Intangible Assets*, addresses the accounting treatment of internally developed intangibles and the recognition of such assets. This section is effective for interim and annual periods beginning on or after January 1, 2009. The Company believes that the adoption of this standard will not have a material impact on its financial statements.

Business Combinations & Non-Controlling Interests

In December 2007 the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), "Business Combinations (Revised 2007)" and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51". These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will be required to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurements at fair value and will be classified as a separate component of equity. SFAS No. 141(R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. SFAS No. 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented. The Company has not yet determined the impact on its financial position, results of operations or cash flows from SFAS No. 141(R) and SFAS No. 160.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties, including those listed below. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which is available at www.sedar.com.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing, coiled tubing, cementing and other well stimulation services largely depend on the level of exploration and development activity for North American, Russian and Argentinean natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Company has no control, including oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American, Russian and, to a lesser extent, Argentinean activity levels as a result of any of the above factors could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

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Seasonality

Calfrac's financial results are directly affected by the seasonal nature of the Canadian oil and natural gas industry. The first quarter incorporates most of the winter drilling season, when a disproportionate amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move due to road bans. This period of spring break-up occurs earlier in southeast Alberta than in northern Alberta and northeast British Columbia. Consequently, the second quarter is normally the Company's weakest three-month revenue period in western Canada. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access wellsites during the peak winter season and, as a result, the Company's operating results and financial condition may be adversely affected. The demand for fracturing and other well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Company's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in weather and its physical consequences can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Concentration of Customer Base

The Company's customer base consists of approximately 300 oil and natural gas exploration and production companies, ranging from large multi-national public companies to small private companies. Notwithstanding Calfrac's broad customer base, it has three significant customers that collectively accounted for 35 percent of its revenue in the year ended December 31, 2008. The Company currently has two multi-year agreements to provide fracturing services to these customers, which expire in February 2010 and February 2011. However, there can be no assurance that Calfrac's relationships with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which the Company participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. The Company competes with large national and multi-national oilfield service companies that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which the Company operates. In addition, Calfrac competes with several regional competitors. As a result of competition, the Company may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

Equipment Inventory Levels

Because of the long-life nature of oilfield service equipment and the lag between when a decision to build additional equipment is made and when the equipment is placed into service, the inventory of oilfield service equipment in the industry does not always correlate with the level of demand for service equipment. Periods of high demand often spur increased capital expenditures on equipment, and those capital expenditures may add capacity that exceeds actual demand. This capital overbuild could cause Calfrac's competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Volatility in Credit Markets

The ability to make scheduled payments on or to refinance debt obligations depends on the financial condition and operating performance of the Company, which is subject to prevailing economic and competitive conditions and to certain finance, business and other factors beyond its control. The credit markets have recently experienced and continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of the Company, or third parties it seeks to do business with, to access those markets.

In addition, there has been substantial uncertainty in the capital markets and access to financing is uncertain. These conditions could have an adverse effect on the industry in which the Company operates and its business, including future operating results. The Company's customers may curtail their drilling and completion programs, which could result in a decrease in demand for the Company's services and increase pricing pressures. In addition, certain customers could become unable to pay suppliers, including the Company, in the event they are unable to access the capital markets to fund their business operations. Such risks, if realized, could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America, Russia and Argentina. Should Calfrac's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to the Company, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

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Government Regulations

The Company's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in its operations. Calfrac has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. It is impossible for the Company to predict the cost or impact of such laws and regulations on its future operations.

Income Tax Attributes

The Company has reduced its Canadian income tax liabilities from March 2004 through the end of 2008 by using tax attributes estimated at $220 million for federal income tax purposes and $170 million for provincial income tax purposes arising from the reorganization of Denison Energy Inc. ("Denison"). The Canada Revenue Agency has not audited any of the tax returns in which the above-mentioned tax attributes were used to reduce Canadian current and future income tax liabilities. Once these attributes are fully realized, Canadian income for future periods will be subject to statutory income tax rates in Canada.

Operational Risks

Calfrac's operations are subject to hazards inherent in the oil and natural gas industry such as equipment defects, malfunction and failures, and natural disasters that result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The Company continuously monitors its activities for quality control and safety, and although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Company considers reasonable and commercially justifiable.

Regulations Affecting the Oil and Natural Gas Industry

The operations of the Company's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Company's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations might cause customers to discontinue or limit their operations and might discourage companies from continuing development activities. As a result, demand for the Company's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

Fluctuations in Foreign Exchange Rates

The Company's consolidated financial statements are reported in Canadian dollars. Accordingly, the results of Calfrac's foreign operations are directly affected by fluctuations in the United States, Russian, Mexican and Argentinean foreign exchange rates. For example, net income from Calfrac's United States operations is denominated in United States dollars, so that a decrease in the value of the United States dollar will decrease the Canadian dollar amount of net income from United States operations. Other than natural hedges arising from the normal course of business in foreign jurisdictions, the Company does not currently have any hedging positions in place.

Liabilities of Prior Operations

As part of the reorganization with Denison in 2004, the Company transferred the Canadian oil and natural gas assets, mining leases, mining environmental services and related assets and liabilities of Denison to two new public companies that provided indemnities to Calfrac for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Company. Despite these indemnities, it is possible that Calfrac may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that the claims or losses may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities. Because of the nature of Denison's former operations, these claims or losses could include substantial environmental claims. The Company cannot predict the outcome or ultimate impact of any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of these assets.

Greek Legal Proceedings

The Company and one of its Greek subsidiaries are involved in several legal proceedings with former employees of the Greek subsidiary relating to the cessation of the subsidiary's oil and natural gas operations in Greece during 1998 and 1999. The Company and its subsidiary are each defending themselves against the claims of the former employees; however, the direction and financial consequences of decisions in these proceedings cannot be determined at this time.

Management Stewardship

The successful operation of the Company's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the Company's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high and the supply is limited. If the Company loses the services of one or more of its executive officers or key employees, it may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Capital-Intensive Industry

Calfrac's business plan is subject to availability of additional financing for future costs of operations or expansion that may not be available or may not be available on favourable terms. The Company's activities may also be financed partially or wholly with debt, which may increase its debt levels above industry standards. The level of the Company's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Company's cash flow from operations is not sufficient to fund its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Foreign Operations

Some of the Company's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered politically or economically unstable. Activities in such countries may require protracted negotiation with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects and the demand for the Company's services, which may have a material adverse effect on its business, financial condition, results of operations and cash flows.

Climate Change Initiatives

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder requiring binding targets to reduce national emissions of carbon dioxide, methane, nitrous oxide and other greenhouse gases. Details regarding Canada's implementation of the Kyoto Protocol remain unclear. On April 26, 2007, the Government of Canada released its Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the Government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emission, which was released on October 19, 2006. A further plan setting out the federal government's proposed framework for regulating greenhouse gas emissions was released on March 10, 2008. The framework and associated public documents provide some, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that the government intends to apply to various industrial sectors, including oil and natural gas producers. Details on potential legislation to enact the proposed regulatory framework for greenhouse gases remain unavailable. Since November 2008, the Government of Canada has expressed an interest in pursuing a potential harmonization of future Canadian greenhouse gas regulation with future regulation in the United States, pursuant to a bilateral treaty, raising uncertain implications for greenhouse gas emission requirements to be applied to Canadian industry, including the oil and natural gas sector.

Future federal legislation, including potential international or bilateral requirements enacted under Canadian law, together with provincial emission reduction requirements, such as those in effect under Alberta's Climate Change and Emissions Management Act and potential further provincial requirements, may require the reduction of emissions or emissions intensity from the Company's operations and facilities. Mandatory emissions reductions might result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Company's services. The mandatory emissions reductions might also impair the Company's ability to provide its services economically. The Company is unable to predict the impact of current and pending emission reduction legislation on the Company and it is possible that it may have a material adverse effect on its business, financial condition, results of operations and cash flows.

Demand for Oil and Natural Gas

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major decline might have a material adverse effect on its business, financial condition, results of operations and cash flows.

QUARTERLY FINANCIAL SUMMARY

Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total
(000s, except per share and unit data)	($)	($)	($)	($)	($)
(unaudited)					
2008					
Revenue	145,627 [1]	94,657 [1]	151,650 [1]	172,430	564,363
Operating income [2]	29,477	(1,008)	27,812	25,658	81,940
Net income (loss)	14,269	(15,469)	11,203	7,861	17,864
Per share – basic	0.38	(0.41)	0.30	0.21	0.47
– diluted	0.38	(0.41)	0.30	0.21	0.47
Cash flow from operations [2]	28,790	(9)	27,128	24,838	80,747
Per share – basic	0.77	–	0.72	0.66	2.14
– diluted	0.77	–	0.72	0.66	2.14
EBITDA [2]	31,047	(813)	26,983	26,740	83,957
Per share – basic	0.83	(0.02)	0.71	0.71	2.23
– diluted	0.83	(0.02)	0.71	0.71	2.23
Capital expenditures	14,820	19,341	18,414	32,233	84,807
Working capital (end of period)	111,989	94,056	104,700	100,575	100,575
Shareholders' equity (end of period)	377,056	364,068	378,890	393,476	393,476
Fracturing spreads (end of period) (#)					
Conventional fracturing	24	25	25	24 [3]	
Coalbed methane	4	4	4	2 [3]	
Total	28	29	29	26	
Coiled tubing units (end of period) (#)	18	18	18	18	
Cementing units (end of period) (#)	17	17	18	18	

(1) Amounts have been reclassified to conform to the presentation adopted in the fourth quarter of 2008.

(2) Refer to "Non-GAAP Measures" section on page 30 for further information.

(3) The reported number of available conventional and coalbed methane fracturing spreads was changed during the fourth quarter of 2008 to reflect the reconfiguration of Calfrac's fracturing horsepower requirements in North America.

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QUARTERLY FINANCIAL SUMMARY

Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total
(000s, except per share and unit data)	($)	($)	($)	($)	($)
(unaudited)					
2007					
Revenue	128,507	87,778	129,585	114,450	460,320
Operating income [1]	30,585	15,614	34,024	19,872	100,094
Net income (loss)	18,777	(303)	16,441	3,653	38,568
Per share – basic	0.52	(0.01)	0.45	0.10	1.06
– diluted	0.52	(0.01)	0.45	0.10	1.06
Cash flow from operations [1]	28,827	10,835	28,398	19,582	87,642
Per share – basic	0.79	0.30	0.78	0.53	2.40
– diluted	0.79	0.30	0.78	0.53	2.40
EBITDA [1]	30,324	14,569	34,107	18,790	97,789
Per share – basic	0.84	0.40	0.94	0.51	2.68
– diluted	0.83	0.40	0.93	0.51	2.68
Capital expenditures	48,521	19,972	11,345	12,101	91,939
Working capital (end of period)	105,549	86,971	99,696	92,156	92,156
Shareholders' equity (end of period)	326,184	321,218	336,858	350,915	350,915
Fracturing spreads (end of period) (#)					
Conventional fracturing	23	23	24	24	
Coalbed methane	4	4	4	4	
Total	27	27	28	28	
Coiled tubing units (end of period) (#)	14	15	17	18	
Cementing units (end of period) (#)	15	15	16	16	

(1) Refer to "Non-GAAP Measures" section on page 30 for further information.

FINANCIAL OVERVIEW – THREE MONTHS ENDED DECEMBER 31, 2008 VERSUS THREE MONTHS ENDED DECEMBER 31, 2007

Canada

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**82,788**	63,478	30
Expenses			
Operating	**67,905**	49,239	38
SG&A	**3,069**	2,622	17
	70,974	51,861	37
Operating income [1]	**11,814**	11,617	2
Operating income (%)	**14.3%**	18.3%	(22)
Fracturing revenue per job ($) – Canada	**70,102**	41,806	68
Number of fracturing jobs – Canada	**988**	1,287	(23)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the fourth quarter of 2008 increased by 30 percent to $82.8 million from $63.5 million recorded in the comparable three-month period of 2007. Canadian fracturing revenue for the quarter totalled $69.3 million, an increase of 29 percent from the $53.8 million generated in the corresponding quarter of 2007. For the three months ended December 31, 2008, the Company completed 988 Canadian fracturing jobs for average revenue of $70,102 per job compared to 1,287 jobs for average revenue of $41,806 per job in the comparable period of 2007. The higher average revenue per job was primarily due to an increase in the number of larger jobs completed in the Montney play located in northwest Alberta and northeast British Columbia, combined with fewer lower-revenue fracturing jobs being completed in the shallow gas and coalbed methane markets of central and southern Alberta.

Revenue from the Company's coiled tubing operations in western Canada increased by $5.6 million from the comparable period in 2007 to $10.2 million in the fourth quarter of 2008. During this period Calfrac completed 904 jobs for average revenue of $11,251 per job compared to 862 jobs for average revenue of $5,305 per job in the comparable quarter of 2007. The increase in the average revenue per job was due primarily to an increase in activity in the deeper basins of western Canada, including the Montney play, which generates fewer but higher-revenue jobs, as well as to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of lower-revenue jobs.

Calfrac's Canadian cementing operations during the fourth quarter of 2008 realized revenue of $3.4 million, a 34 percent decrease from the $5.1 million recorded in the corresponding quarter of 2007. For the three months ended December 31, 2008, the Company completed 305 jobs for average revenue of $11,005 per job, compared to 820 jobs for average revenue of $6,221 per job in the comparative period of 2007. The increase in average revenue per job was due primarily to a higher proportion of jobs being completed in the deeper basins of western Canada, offset slightly by competitive pricing pressures.

Operating Expenses

Operating expenses in Canada increased by 38 percent to $67.9 million during the fourth quarter of 2008 from $49.2 million in the same period of 2007. The increase in Canadian operating expenses was mainly due to higher levels of activity in the unconventional reservoirs of western Canada and an increase in equipment repair expenses and personnel costs in anticipation of higher activity levels throughout the first quarter of 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $3.1 million during the fourth quarter of 2008, an increase of 17 percent from the corresponding period of 2007 primarily due to higher personnel costs.

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United States and Latin America

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	77,419	33,120	134
Expenses			
Operating	54,719	22,043	148
SG&A	4,288	1,683	155
	59,007	23,726	149
Operating income [(1)]	18,412	9,394	96
Operating income (%)	23.8%	28.4%	(16)
Fracturing revenue per job ($) – United States	87,615	74,898	17
Number of fracturing jobs – United States	733	412	78
US$/Cdn$ exchange rate [(2)]	0.8248	1.0183	(19)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

(2) Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations increased significantly during the fourth quarter of 2008 to $68.8 million from $31.5 million in the comparable quarter of 2007. Calfrac's Mexico revenue was $7.7 million in the fourth quarter of 2008, which included $2.4 million generated through subcontractors, versus $1.7 million in the comparable three-month period in 2007. During the fourth quarter of 2008, the Company's Argentina operations generated revenue of $0.9 million. As the Company commenced cementing operations in Argentina during the second quarter of 2008, there was no revenue recorded in the comparable period of the prior year. The increase in United States revenue was due primarily to higher fracturing activity levels in Arkansas and Colorado resulting from the completion of a higher average number of fracturing stages per well, combined with an increase in cementing activity in Arkansas and the appreciation in the value of the United States dollar, offset partially by competitive pricing pressures in all operating regions.

In the fourth quarter of 2008, the Company completed 733 fracturing jobs in the United States for average revenue of $87,615 per job compared to 412 jobs for average revenue of $74,898 per job in the comparable quarter of 2007. Revenue per job increased mainly as a result of the appreciation in the value of the United States dollar offset partially by competitive pricing pressures in all operating districts, and an increase in the average number of stages completed per well.

Operating Expenses

Operating expenses in the United States and Latin America were $54.7 million for the three months ended December 31, 2008, an increase of 148 percent from the comparative period in 2007. The increase was due mainly to higher fracturing activity levels, expenses related to Mexico and Argentina, increased fuel costs and higher operating costs related to an increase in the scale and activity levels of the Company's cementing operations in Arkansas and the higher value of the United States dollar.

SG&A Expenses

SG&A expenses in the United States and Latin America increased by $2.6 million from the comparable period in 2007 to $4.3 million in the fourth quarter of 2008, primarily due to a larger number of divisional staff used to support Calfrac's larger United States operations, the expansion of operating scale in Mexico and Argentina, as well as the appreciation in the value of the United States dollar.

Russia

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information)	($)	($)	(%)
(unaudited)			
Revenue	**12,223**	17,852	(32)
Expenses			
Operating	**10,540**	14,371	(27)
SG&A	**1,156**	1,280	(10)
	11,696	15,651	(25)
Operating income [1]	**527**	2,201	(76)
Operating income (%)	**4.3%**	12.3%	(65)
Rouble/Cdn$ exchange rate [2]	**22.5**	25.1	(10)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

(2) Source: Bank of Canada.

Revenue

During the fourth quarter of 2008, the Company's revenue from Russian operations decreased by 32 percent to $12.2 million from $17.9 million in the corresponding three-month period of 2007. The decrease was primarily due to lower fracturing activity levels as a result of the closure of the Company's Purpe district in January 2008, the completion of smaller fracturing jobs in Khanty-Mansiysk and smaller coiled tubing job sizes in Noyabrsk offset partially by the appreciation of the Russian rouble versus the Canadian dollar and higher coiled tubing activity levels in Khanty-Mansiysk.

Operating Expenses

Operating expenses in Russia in the fourth quarter of 2008 were $10.5 million compared to $14.4 million in the corresponding period of 2007. The decrease in operating expenses was primarily due to lower levels of fracturing activity and the closure of the Company's Purpe district in January 2008, offset partially by the depreciation in the Canadian dollar against the Russian rouble.

SG&A Expenses

SG&A expenses in Russia were $1.2 million for the three-month period ended December 31, 2008 versus $1.3 million in the corresponding period of 2007.

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Corporate

Three Months Ended December 31,	2008	2007	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	**747**	185	303
SG&A	**4,348**	3,155	38
	5,095	3,340	53
Operating loss [(1)]	**(5,095)**	(3,340)	(53)

(1) Refer to "Non-GAAP Measures" on page 30 for further information.

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters that directly support the Company's global field operations. The fourth quarter 2008 increase in operating expenses from the fourth quarter of 2007 is mainly due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008. As a result of this acquisition, a reduction in chemical expenses has been realized which exceeds the costs associated with the start-up of in-house laboratory services.

SG&A Expenses

For the three months ended December 31, 2008, Corporate SG&A expenses were $4.3 million compared to $3.2 million in the fourth quarter of 2007. The increase was due mainly to a larger corporate organization supporting the Company's increased scale of operations.

Interest and Depreciation Expenses

The Company's net interest expense of $3.5 million for the fourth quarter of 2008 increased by $1.2 million from $2.3 million recorded in the comparable period of 2007. The increase was primarily due to the drawdown on the Company's credit facilities in October 2008 to position it strategically to mitigate liquidity risks given the uncertainty in the global credit markets at such time. In addition, the interest on Calfrac's senior unsecured notes is denominated in United States dollars and the increase in the value of the United States dollar increased reported interest expense.

For the three months ended December 31, 2008, depreciation expense increased by 36 percent to $14.3 million from $10.5 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia and the appreciation in the value of the United States dollar.

Income Tax Expenses

The Company recorded income tax expense of $1.1 million during the fourth quarter of 2008 compared to $2.3 million in the comparable period of 2007. For the three months ended December 31, 2008, Calfrac recorded a current tax recovery of $0.2 million compared to a tax recovery of $2.2 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $1.3 million for the quarter ended December 31, 2008 compared to $4.6 million for the same period of 2007. The effective income tax rate for the three months ended December 31, 2008 was 12 percent compared to an effective tax rate of 39 percent in the same quarter of 2007. The decrease in total income tax expense and overall rate was primarily a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004.

Net Income

Net income increased to $7.9 million or $0.21 per share in the fourth quarter of 2008 from $3.7 million or $0.10 per share in the same period of 2007 primarily due to higher revenue ($58.0 million), foreign exchange gains instead of foreign exchange losses ($2.1 million) and lower income tax expenses ($1.2 million) offset partially by higher operating expenses ($48.1 million), SG&A expenses ($4.1 million), depreciation costs ($3.8 million) and net interest expenses ($1.2 million).

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2008 increased to $24.8 million or $0.66 per share from $19.6 million or $0.53 per share during the same period in 2007. The increase in cash flow from operations in the 2008 fourth quarter over the 2007 fourth quarter resulted mainly from higher revenue ($58.0 million) and foreign exchange gains instead of losses ($2.1 million), offset partially by an increase in operating expenses ($48.1 million), SG&A expenses ($4.1 million), lower current income tax recoveries ($2.0 million) and higher interest costs ($1.2 million).

OUTLOOK

The current business environment is very uncertain amidst a global economic slowdown, low commodity price fundamentals and restricted access to credit and capital markets. As a result, Calfrac will remain focused on maintaining its strong balance sheet by maximizing equipment utilization, building on its strong customer relationships and closely managing the Company's operating and capital costs. Pricing pressures are anticipated to escalate throughout North America as drilling activity levels have declined significantly due to the low commodity price outlook. Industry activity is expected to be strongest in the unconventional reservoirs of western Canada and the United States which tend to generate higher returns for the oil and natural gas producing companies.

In response to these turbulent market conditions, the Company has undertaken a formal process to review its cost structure and streamline operations in each geographic segment and the Corporate headquarters.

Calfrac will continue to transfer personnel and equipment into its most active areas, proactively manage repair and maintenance activities, discretionary capital expenditures and operating costs, and closely evaluate the financial strength of its customers in order to manage its credit exposure.

To date in the first quarter of 2009, activity levels have been relatively strong in northwest Alberta and northeast British Columbia as the oil and natural gas industry focuses on drilling in unconventional reservoirs. Drilling activity levels after the end of spring break-up in Canada, however, are highly uncertain and will depend on future commodity prices and the availability of new investment capital in the near term.

In the United States, fracturing and cementing activity levels in the Fayetteville shale play of Arkansas have been strong to date in 2009 and are expected to remain reasonably strong throughout the year. Calfrac recently constructed a third fracturing spread for this market to meet customer requirements. The Company's fracturing operations based in Grand Junction, Colorado, however, experienced a significant decrease in activity during December 2008 that has continued into the first quarter of 2009. Calfrac expects that this trend will continue until commodity prices recover. The Company's cementing operations in Arkansas are also expected to remain active during 2009. In addition, Calfrac has begun providing services in certain other basins as it works to open up new markets without incurring undue operating expenses.

The Company has been awarded work in three operating areas in Russia with two of that country's largest oil and natural gas companies. The Company has commenced work in all three areas based on the written authorizations of these customers and has executed three annual contracts in respect of the award, with two additional annual contracts pending execution upon the finalization of their terms. As a result of such annual contract awards, overall utilization is expected to improve from 2008.

Effective January 1, 2009, the Company's operations in Mexico and Argentina were combined to form a new Latin America operating division under an experienced management team. This change in organizational structure is expected to drive improvements in the future operational and financial performance of this geographic segment. Better equipment utilization and financial performance in Mexico is expected during 2009 as activity levels are planned to increase from the previous year. Having successfully executed the start-up phase of its operations in Argentina, the Company anticipates that the financial results from its cementing operations will improve over the prior year. The Company's strong management team will continue to evaluate future opportunities that could expand the scale of these operations as pressure pumping market opportunities develop in South America.

Overall, the global economic recession is expected to reduce demand for pressure pumping services in the short term. Calfrac is working hard to enhance its positioning within its selected strategic markets and will develop opportunities as they arise. The Company will continue to prudently manage its cost structure, maintain its strong balance sheet and take appropriate actions in order to best execute its business plan through these difficult market conditions. Despite this current business environment, Calfrac believes that the long-term expectation for the pressure pumping industry will remain strong, and that the Company is strategically well positioned to capitalize on future opportunities.

ADVISORIES

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this MD&A, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" above.

Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS (FULL CERTIFICATE)

I, **Laura A. Cillis, Senior Vice-President, Finance & Chief Financial Officer** of **Calfrac Well Services Ltd.**, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Calfrac Well Services Ltd.** (the "issuer") for the financial year ended **December 31, 2008**.

2. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the *Internal Control – Integrated Framework* ("COSO framework") published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) N/A

7. ***Reporting of changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on **October 1, 2008** and ended on **December 31, 2008** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee***: The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 26, 2009

Signed ("Laura A. Cillis")
Laura A. Cillis
Senior Vice-President, Finance & Chief Financial Officer

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS (FULL CERTIFICATE)

I, **Douglas R. Ramsay, President & Chief Executive Officer** of **Calfrac Well Services Ltd.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Calfrac Well Services Ltd.** (the "issuer") for the financial year ended **December 31, 2008**.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

   (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

   (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the *Internal Control – Integrated Framework* ("COSO framework") published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) N/A

7. ***Reporting of changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on **October 1, 2008** and ended on **December 31, 2008** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee***: The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 26, 2009

Signed ("Douglas R.. Ramsay")
Douglas R. Ramsay
President & Chief Executive Officer

CALFRAC WELL SERVICES LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2008

March 20, 2009

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual information form, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future oil and natural gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Corporation's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Corporation based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for the Corporation's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Corporation's expectations. The most significant risk factors to the Corporation relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Corporation. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under the heading "Risk Factors" in this annual information form.

Consequently, all of the forward-looking statements made in this annual information form are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Corporation will be realized, or that they will have the expected consequences or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

CALFRAC WELL SERVICES LTD.

Calfrac Well Services Ltd. (the "Corporation") was formed under the *Business Corporations Act* (Alberta) on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. In this annual information form, references to the Corporation as at dates or for periods prior to March 24, 2004, relate to CWSL as it existed prior to its acquisition by and amalgamation with Denison.

The head office of the Corporation is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

Intercorporate Relationships

The following is an organizational chart of Calfrac Well Services Ltd. and its subsidiaries as at December 31, 2008, showing each entity's jurisdiction of incorporation, continuation or formation, as applicable, and the Corporation's ownership interest therein.



Calfrac Well Services Ltd. (Alberta)
100%
Calfrac (Canada) Inc. (Alberta)
100%
Calfrac Well Services Corp. (Colorado)
100%
Calfrac Cyprus Limited (Cyprus)
99.999%
Calfrac de Mexico, SA de CV (Mexico)
80.0%
Calfrac Well Services (Argentina) S.A. (Argentina)
100%
Prostim Inc. (Alberta)
1%
99%
Calfrac Holdings LP (Delaware)
100%
ZAO CFW Finance (Russia)
0.001%
0.001%
99.999%
Prostim de Mexico, SA de CV (Mexico)
83.3%
North Aegean Petroleum Company E.P.E. (Greece)
100%
Calfrac (Alberta) ULC (Alberta)
100%
ZAO CWS International (Russia)
83.3%
Sea of Thrace Petroleum E.P.E. (Greece)
100%
Calfrac (USA) LLC (Delaware)

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation was incorporated under the *Business Corporations Act* (Alberta) in June 1999 and commenced operations in August 1999 from its field station in Medicine Hat, Alberta, with a coiled tubing unit. In September 1999, the Corporation acquired its first fracturing spread and successfully completed its first hydraulic fracturing treatment. By December 31, 2001, the Corporation had expanded its fleet of equipment to seven fracturing spreads and six coiled tubing units, and had established additional field stations in Red Deer and Grande Prairie, Alberta.

The Corporation expanded its operations into the United States in February of 2002 by opening a field office in Platteville, Colorado. The establishment of operations at Platteville was the Corporation's first significant presence in the United States.

In 2003, the Corporation expanded its suite of services to include fracturing through coiled tubing and entered into a two-year fracturing contract with a major explorer and developer of natural gas from coal, or coalbed methane ("CBM"). In order to satisfy its obligations under this contract, the Corporation developed and commissioned unique fracturing equipment specifically designed to fracture CBM wells, including the first quint nitrogen pumper built for use in the fracturing of CBM by any fracturing company. This equipment was placed into service in February 2004 and was the Corporation's eleventh spread. The Corporation exited 2004 with 14 fracturing spreads, eleven coiled tubing units and four cementing units.

In 2005, the Corporation entered into long-term fracturing contracts with one of the leading oil and natural gas companies operating in western Canada. The contracts resulted in the allocation of three fracturing spreads to this customer for contracted terms of four years and contain minimum work commitments for each spread.

In June 2005, the Corporation entered into contracts for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. The contracted units were put into field service in Western Siberia in the fourth quarter of 2005. The entry into the Russian market signaled an intention by the Corporation to review other supply-based opportunities in Russia with the mandate to grow its Russian operations by diversifying its customer base and expanding its service offerings to include fracturing, acidizing and cementing. Management of the Corporation continues to be of the view that the demand for Western technology in this developing market, coupled with the extensive Russian well service industry experience that certain of the Corporation's senior executives and management possess, leaves the Corporation well positioned to effectively and profitably operate and grow in this market.

In September 2005, the Corporation opened its Grand Junction operations facility that services both the Piceance Basin of western Colorado and the Uintah Basin of eastern Utah and transferred a deep fracturing spread from Platteville to this new facility. Also in September 2005, the Corporation opened its fourth Canadian district office in Strathmore, Alberta to support the Corporation's CBM fracturing operations in east central Alberta as well as cement operations in southern Alberta. During 2005, the Corporation's equipment fleet expanded to include 21 fracturing spreads, eleven coiled tubing units and nine cementing units.

In April 2006, the Corporation negotiated a four year take-or-pay contract with a major oil and natural gas operator for a multi-pumper high rate deep fracturing spread to be dedicated to the northwestern Alberta/northeastern British Columbia operating area, and exited 2006 with 25 fracturing spreads, 14 coiled tubing units and 13 cementing units.

In the first quarter of 2007, the Corporation expanded its United States presence into Arkansas as a result of a contract with one of the leading oil and natural gas companies in the United States. The contract, which expires in February of 2011, provided for a base level of work commitments for one multi-pumper fracturing spread and further expanded the scale of the Corporation's operations in the United States for the provision of fracturing services in the Fayatteville shale play in Arkansas and potentially eastern Oklahoma. In September of 2008 the agreement was amended to include the provision of a second fracturing spread and substitute the base level of work commitment with a right of first refusal in respect of the two dedicated spreads.

In January 2007, the Corporation commenced operations out of its fifth Canadian district office in Edson, Alberta to service the deep basin in Alberta by supporting the Corporation's cementing operations in the area, and providing secondary support to the Grand Prairie and Red Deer conventional fracturing and coiled tubing operations.

In February 2007, Calfrac Holdings LP closed a private offering of US$135.0 million aggregate principal amount of 7.75% Senior Notes due 2015. Fixed interest on the notes is payable on February 15 and August 15 of each year beginning on August 15, 2007. The notes mature on February 15, 2015.

In July 2007, the Corporation was awarded a three-year contract with Pemex Exploracion y Produccion for the provision of hydraulic fracturing services in the Burgos field of northern Mexico. The Burgos field borders the United States along the Rio Grande River, running from Laredo through McAllen, Texas. Calfrac set up a district base in Reynosa, Mexico and began fracturing operations during November of 2007. The equipment required to fulfill the contractual commitments was supplied from Calfrac's existing North American operating fleet. Over the term of the contract, estimated gross revenue is expected to be approximately US$75 million, including subcontracted services.

In November 2007, the Corporation negotiated the acquisition of the fracturing assets of a Canadian competitor for total consideration of $27.6 million. The acquisition closed in two tranches on November 21, 2007 and January 4, 2008. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $15.2 million in cash and the issuance of 676,105 common shares. The Corporation's fleet for the year ended December 31, 2007 consisted of 28 fracturing spreads, 18 coiled tubing units and 16 cementing units.

On January 11, 2008, the Corporation acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property previously owned by ChemErgy at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Corporation at a deemed value of approximately $1.3 million. ChemErgy's operations were subsequently wound up into the Corporation's and ChemErgy was dissolved on January 31, 2008. The acquisition of ChemErgy has generated synergies associated with bringing the Corporation's chemical supply and development requirements in-house.

In the first quarter of 2008, the Corporation established a district operating base in Catriel, Argentina with the support of a local management team. Cementing operations in Argentina commenced in the second quarter of 2008, anchored by an arrangement with a leading oil and natural gas company in that country.

During the second quarter of 2008 a second fracturing spread and related support equipment were deployed to Mexico, providing the Corporation with greater operating flexibility and scale.

In June of 2008, the Corporation was awarded a one-year tender to provide fracturing and deep coiled tubing services for a major customer that is actively developing the Montney unconventional resource play in northeast British Columbia and the foothills of Alberta, and in September of 2008, the Corporation's existing commitment with a major United States oil and natural gas company was enhanced to include the provision of a second fracturing spread.

The Corporation's capital program in 2008 totaled $99 million, and was focused on the construction of a new high-rate conventional fracturing spread and a deep coiled tubing unit for the Canadian market as well the enhancement of the Corporation's North American pressure pumping capacity by adding approximately 60,000 horsepower for a total of approximately 300,000 horsepower. The Corporation exited 2008 with 28 fracturing spreads, 18 coiled tubing units and 18 cementing units, which numbers reflect the reconfiguration of the Corporation's fracturing horsepower requirements in North America.

On December 3, 2008 the Corporation announced a $35 million capital program focused on supplementing the pumping capacity of Calfrac's Canadian operations and increasing the Corporation's sand handling capabilities in Canada and the United States.

Subsequent to year-end, the Corporation consolidated its Mexican and Argentinean operations by establishing a Latin America operating division effective January 1, 2009. The Corporation has assembled an experienced management team to lead this newly created division and the change in organizational structure is expected to drive future operational and financial performance improvements within this geographic segment.

In February of 2009, the Corporation was awarded work in three operating areas in Russia with two of that country's largest oil and natural gas companies. The Corporation has commenced work in all three areas based on the written authorizations of these customers and has executed three annual contracts in respect of the award, with two additional annual contracts pending execution upon the finalization of their terms. These annual contracts are expected to improve the utilization of the Corporation's Russian equipment fleet, which consists of three fracturing spreads and five coiled tubing units.

Also in February, the Corporation established two new temporary satellite operating bases in Dawson Creek and Fort Nelson to improve logistics and maintenance activity and support operations in northeast British Columbia.

BUSINESS OF THE CORPORATION

The Corporation is an independent provider of specialized oilfield services, including fracturing, coiled tubing, cementing and other well stimulation services, which are designed to increase the production of hydrocarbons from wells. The Corporation's operations are focused in western Canada, the United States, Russia, Mexico and Argentina.

The Corporation has established this leadership in a dynamic market through an expanding geographic network, increased operating fleet and rapidly growing customer base. The Corporation's goal is to safely and efficiently provide the highest degree of expertise, innovation and service to its customers by maintaining its focus on people, equipment and technology with the stability provided by a strong financial foundation. The Corporation's success thus far in achieving this goal is attributable to its ability to meet the needs of its customers by providing superior service and technologies that work in the field, which has led to strong relationships with a number of the world's leading oil and natural gas exploration and production companies.

The Corporation's business is comprised of the following service lines:

Fracturing Services

The principal focus of the Corporation's business is the provision of hydraulic fracturing services to oil and natural gas exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or natural gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. The Corporation provides both conventional hydraulic fracturing and unconventional fracturing to produce natural gas found in coal, also known as CBM fracturing. Deep fracturing is a technically and operationally challenging segment of the fracturing market that is currently experiencing strong growth worldwide. The Corporation has become a leading service provider in the deeper, more technical areas of northern Alberta, northeastern British Columbia, western Colorado and Arkansas by offering innovative equipment, technology solutions and highly trained personnel to execute these difficult projects. As at December 31, 2008, the Corporation had 16 Canadian fracturing spreads dispersed amongst five facilities located in Grand Prairie, Red Deer, Strathmore, Medicine Hat and Edson, Alberta, five United States spreads operating from three facilities located in Platteville and Grand Junction, Colorado and Beebe, Arkansas, two Mexican spreads from a facility located in Reynosa, Mexico and three Russian spreads from two facilities located in Noyabrsk and Khanty-Mansiysk. For the years ended December 31, 2008 and 2007, fracturing services accounted for 85% and 88% of the Corporation's revenue, respectively.

The Corporation provides conventional hydraulic fracturing by pumping a viscous fluid with suspended proppant (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals that are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, fracturing involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. The Corporation's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture; the Corporation has combined the blender, pumper, data van and iron truck into a unique fracturing unit designed for fracturing through coiled tubing and fracturing with foam operations;
- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; the Corporation sometimes incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi zone well involves numerous trips to the well location, with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing units for shallower wells, involves accessing the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly and in a more cost effective manner. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

The emergence of unconventional plays, including tight sands and gas shales, has resulted in dramatic changes to the North American natural gas regime, with completions becoming a more important and larger part of bringing a new well on-stream. The Corporation's fracturing business has shifted from a predominance of single fracture wellbores at smaller volume, lower rates and pressures to multiple fractures at higher rates and pressures and very large volumes of sand or proppant. There are also an increasing number of horizontal wells, which are typically heavy on completions activity. The Corporation has a wealth of experience providing services in the unconventional gas plays in Canada from its work in the Montney and Horn River shale, as well as in the United States in the Piceance Basin, Uinta Basin, DJ Basin and Fayetteville Shale, as well as the Bakken oil play in North Dakota.

As a result of the Corporation's extensive involvement in various pilot projects evaluating the viability of CBM production in western Canada, the Corporation, along with its customers, has developed an unconventional method of fracturing multi zone CBM wells by pumping nitrogen gas through coiled tubing at very high rates without the use of proppant, fluid or chemicals.

The Corporation has developed a significant level of expertise and experience in fracturing CBM wells and has become a leading independent provider of hydraulic fracturing services to customers who stimulate CBM wells in Canada. The Corporation has two fracturing spreads specifically designed to provide high rate nitrogen stimulation services to CBM wells.

Coiled Tubing Services

The Corporation provides coiled tubing services by injecting coiled tubing into wells to perform various well servicing operations. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air into wells in order to remove unwanted solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well drillouts and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore. Since 1999, the Corporation has successfully developed innovative equipment and treating procedures required to effectively complete coiled tubing service programs, from relatively simple shallow natural gas operations to the high tech, deep natural gas projects. As at December 31, 2008, the Corporation's shallow and deep natural gas coiled tubing operations were being conducted in Canada with 13 units and in Russia with five units. For the years ended December 31, 2008 and 2007, coiled tubing services accounted for 10% and 8% of the Corporation's revenue, respectively.

Cementing Services

Drilling for oil and natural gas involves penetrating numerous geological layers, many of which may be saturated with fresh or salt water, oil, natural gas, or combinations of all three. To accomplish segregation between layers after a hole is drilled, steel casing is run into the bottom of the well and cemented in place. Once the cement has hardened, all of the geological formations that have been penetrated are isolated from each other and the completion of the well can proceed. The Corporation grew this service line by acquiring the remaining 30% interest in Ram Cementers Inc. in 2005 and subsequently adding new equipment. In the fourth quarter of 2007 the Corporation incorporated a majority owned subsidiary in Argentina to perform cementing services in that jurisdiction, and operations in Argentina commenced early in the second quarter of 2008. At year-end, the Corporation operated 11 cementing units stationed throughout Alberta, Canada, five cementing units in Beebe, Arkansas and two single cementing units out of its operating base in Catriel, Argentina. For the years ended December 31, 2008 and 2007, cementing services accounted for 5% and 4% of the Corporation's revenue, respectively.

Demand for Hydraulic Fracturing Services

Demand for well services in the Corporation's industry is primarily influenced by the level of drilling activity and development by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices as well as production depletion rates. The recent decline in commodity prices has primarily been driven by the deterioration of the global economic environment, including the volatility in the capital markets and lack of liquidity in the credit markets. Recent commodity price declines for oil and natural gas are expected to reduce the levels of drilling and well servicing activity in North America, which will likely reduce the demand for oilfield services in the near term. This reduced demand is expected to be tempered somewhat by the recent evolution to more completions-intensive drilling in unconventional plays.

Competitive Strengths

Strategic position in key fracturing markets. The Corporation believes that it is very well positioned in the three most significant fracturing markets in the world: Canada, the United States and Russia, and has made strategic entries into the Mexican fracturing market and Argentine cementing market. The Corporation is one of the leading companies in the Canadian market in providing innovative conventional hydraulic and CBM fracturing services throughout the shallow and unconventional natural gas markets as well as the deeper, more technical areas of the Western Canada Sedimentary Basin including the Horn River, Montney and Bakken plays. The Corporation continues to expand its presence in the United States, where it services both the western and eastern slopes of the Rocky Mountains in the United States, including the Piceance and Denver Julesburg Basins, as well as the Bakken formation in North Dakota, the Fayetteville shale area in Arkansas and the Arkoma basin of eastern Oklahoma, and is well positioned for the growing demand for its services in these regions. In 2005, the Corporation successfully commenced operations in Russia, the world's third largest fracturing market after the United States and Canada. The Corporation's management team has extensive Russian well service industry experience, which, together with strong demand in this market for Western technology, enhances its position to effectively and profitably operate and grow in this robust market. The entry into the Mexican well service market late in 2007 and the Argentine cementing market in the second quarter of 2008 offer additional strategic markets which the Corporation believes offer growth opportunities. Effective January 1, 2009, the Corporation consolidated the Mexican and Argentinean operations in a newly created Latin America Division in a effort to exploit the available opportunities in those countries through the assembly of strong local management teams combined with state-of-the-art equipment, technology and engineering, and expects that this formula, which has been the hallmark of its successes in Canada, the United States and Russia, will provide the foundation for growth in Mexico and Argentina, and will offer the Corporation a window through which to assess and respond to additional emerging opportunities in Latin America as circumstances warrant. Having established a presence in each of these key markets, the Corporation believes it is well positioned for future global growth.

Field proven technologies and specialty equipment. With a comprehensive fleet of specially designed fracturing, well servicing and cementing units, the Corporation is able to respond quickly to customer demand and new opportunities by mobilizing equipment and personnel to geographic regions as required with minimal time and cost. A considerable amount of technology and engineering expertise is incorporated into the fluid chemistry and the design of fracturing programs. In January of 2008, the Corporation acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own, securing exclusive and world-wide rights to jointly developed technology and control over its chemical supply chain. In addition to its high-tech laboratory located in Calgary at the Technology and Training Centre, the Corporation operates regional laboratories in Grande Prairie, Alberta, Platteville and Grand Junction, Colorado, Beebe, Arkansas, Noyabrsk and Khanty-Mansiysk, Russia, Reynosa, Mexico and Catriel, Argentina. The Corporation has developed proprietary technologies that provide viscosities with minimum additives that optimize proppant placement and enhance fracturing fluid recovery. The Corporation has also developed highly innovative and specially designed field equipment that allows it to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. The Corporation has considerable and valuable experience with performing concurrent multi zone hydraulic fractures through coiled tubing rigs or snubbing units, which avoids multiple trips to the well location and brings the well into production faster for its customers, while allowing the Corporation to achieve higher rates of equipment utilization.

Strong relationships with a diversified customer base. The Corporation recognizes that the success of its business is based on high levels of customer satisfaction and strong business relationships. The Corporation has experienced field operations staff that are supported by highly qualified technical personnel, which enable it to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost effective solutions to meet those needs. The Corporation has strong relationships with approximately 300 active customers, comprised of a diverse and balanced mix of large, intermediate and small oil and natural gas exploration and production companies. For the year ended December 31, 2008, the Corporation's ten largest customers collectively represented approximately 60% of the Corporation's revenue.

Prudent financial management and conservative capital structure. The Corporation's business philosophy places importance on its financial flexibility and the strength of its balance sheet and it operates, finances its growth and manages its capital structure in accordance with this philosophy. Historically, the Corporation has operated with conservative leverage and has tied major initiatives and capital investment with specific contracts. The Corporation's ability to successfully execute a measured and profitable growth strategy is primarily attributable to its adherence to strict operating and financial criteria that include rigorously focusing on the Corporation's core businesses, maintaining an edge over its competition through innovative technologies and equipment, optimizing its assets and securing unique, long term contracts with its customers that minimize the Corporation's financial risk.

Highly experienced and committed senior management team. The Corporation draws on the global experience of its management team to maintain its leading market position and strong relationships with its customers. Members of the Corporation's senior executive management team have up to 35 years of relevant industry experience, with a demonstrated track record. The Corporation believes that their significant experience in and knowledge of the Corporation's specialized business strengthens the Corporation's ability to compete and prudently manage its business throughout industry cycles. The Corporation's board of directors includes members recognized individually for their accomplishments in the fields of energy, law, investment banking and private investment. Key members of the Corporation's senior management team and board of directors own or control approximately 33% of the Corporation's outstanding common shares.

Business Strategy

Service First: Safely provide the highest degree of expertise and service. Central to the Corporation's business strategy and corporate mission is its goal to safely and efficiently provide the highest degree of expertise, innovation and service to its customers by maintaining the Corporation's focus on people, equipment and technology with the stability provided by a strong financial foundation. To create new value for the Corporation's customers and greater opportunities for its employees, the Corporation continues to strive for operational excellence under its key principle, Service First. From technology investments to customer care to employee achievement, the Corporation seeks to maintain its leadership position as the preferred provider to its customers by delivering the Corporation's services with the highest degree of safety, quality, efficiency and integrity.

Technologies That Work In The Field: Investment in technologically advanced assets and chemistry. The quality of the Corporation's assets and chemistry is fundamental to the viability of a long-life, specialized oilfield service company that serves a global market. Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for the Corporation's customers. The importance of technology in delivering value added solutions begins in the Corporation's own operations with the ability to share ideas and best practices, support regional and global customers, improve productivity, increase efficiency, reduce environmental impact and drive continuing growth. The Corporation will continue to invest in technology and engineering to maintain its leading market position and serve its customers in innovative and efficient ways.

Service Line Expansion: Expand and diversify the Corporation's products and services. The Corporation has invested heavily in specially designed fracturing, coiled tubing, cementing and other well servicing solutions. Each of these growing service lines offers new opportunities for the Corporation to add value through new innovative technologies and equipment designs that improve operating efficiency, reduce environmental impact, lower finding costs for its clients and deliver results. The Corporation remains focused on adding complementary service lines to its less mature operating jurisdictions in response to industry and market conditions, thereby helping to minimize localized weather related issues, fluctuations in regional activity levels and customer demand. The Corporation expects to continue to diversify its activities so that the Corporation's personnel and equipment can operate at near full capacity year round.

Geographic Expansion: Expand the Corporation's global presence and network. The Corporation believes that through its presence in the world's top fracturing markets, it is well positioned to serve customers in their major operating areas. The Corporation is optimistic about its continuing growth in Canada, the United States and Russia. In 2009, the Corporation will continue to expand its United States operations with the introduction of a third fracturing spread in its Arkansas operating district. The Corporation believes that its established operating bases located in Canada, the United States and Russia, together with its recent entries into Mexico and Argentina, will act as a springboard for its future growth by leveraging off the Corporation's experience, technological advantages and established customer base. Backed by thorough and detailed research, forecasts and market analysis, the Corporation will continue to prudently enhance its geographic footprint through customer driven opportunities in areas it deems to have an advantage either technically or politically.

Internal Expansion: Strengthen the Corporation's Workforce. A significant challenge facing the oilfield service industry today is securing a reliable, qualified and dedicated workforce. During 2008, the Corporation successfully implemented a new rotational policy to attract and retain experienced operations personnel from eastern Canada. Employee development is a vital part of the Corporation's efforts to strengthen its organization and assure that it has the right people in place at the right time. The Corporation has a dedicated facility in Calgary focused on training, research and development that has been staffed with experienced training professionals of various specialties. By providing an environment for ongoing exceptional learning in both the classroom and the field, the Corporation increases productivity, efficiency and performance through its people. The Corporation remains committed to building long term relationships with its employees through continuous training, diverse skills development and incentive programs.

Customers

The Corporation's customer base consists of approximately 300 oil and natural gas exploration and production companies, ranging from large mulit-national public companies to small private companies. Notwithstanding Calfrac's broad customer base, it has three significant customers that combined to account for approximately 35% of the Corporation's revenue in the year ended December 31, 2008.

Contracts

Based on the Corporation's expertise in providing hydraulic fracturing services and its strong business relations with its customers, the Corporation has two multi year agreements to provide fracturing services with two customers, which expire in February 2010 and February 2011. One of these agreements provides for a base level of commitment of fracturing services and the other contains a right of first refusal for two fracturing spreads.

In February of 2009, the Corporation was awarded work in three operating areas in Russia with two of that country's largest oil and natural gas companies. The Corporation has commenced work in all three areas based on the written authorizations of these customers and has executed three annual contracts in respect of the award, with two additional annual contracts pending execution upon the finalization of their terms. These contracts will expire at the end of 2009.

The Corporation also has a three-year contract with Pemex Exploracion y Produccion for the provision of hydraulic fracturing services in the Burgos field of northern Mexico which will expire in 2010.

Suppliers

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide, diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia.

On January 11, 2008, the Corporation acquired the 70% interest in ChemErgy that it did not previously own. Prior to the acquisition, ChemErgy supplied the Corporation with all of the chemicals the Corporation used in its operations and performed research and development for the Corporation on an exclusive basis. The acquisition of ChemErgy secures for the Corporation exclusive control over the proprietary technology developed jointly by the Corporation and ChemErgy during the tenure of the relationship between the two companies.

The Corporation has a three-year supply contract for carbon dioxide and nitrogen with an Alberta based supplier which provides the Corporation with guaranteed contract volume allocations and includes minimum take-or-pay commitments. The Corporation has a number of three-year contracts with a leading United States based supplier of sand. Each of the contracts is for a three-year term and in relation to specific facilities, but the contractual term for some of the agreements will not commence until the facility from which the sand is to be supplied has been commissioned for use. None of the supply agreements will expire prior to February of 2010. The agreements provide for a take-or-pay commitment, maximum mine price increases during the term of the contract and, in some cases, preferential allocations of excess volume.

The Corporation also has a three-year contract with an Alberta based oilfield service company for the provision by that company of coiled tubing rigs designed specifically to perform fracturing through coiled tubing. The agreement was signed in February 2004 and includes the option to renew the agreement for an additional year on each upcoming anniversary of the contract, which option was exercised by the Corporation in January of 2008 to extend the contract to February 2010.

Competition

The markets in which the Corporation operates are highly competitive. The Corporation currently operates in Canada, the United States, Russia, Mexico and Argentina. In each of these geographic jurisdictions, the Corporation competes against a large number of companies that offer services that overlap and are competitive with the Corporation's services and products. The Corporation's competition includes mulit-national oilfield service companies as well as regional competitors. The Corporation's major mulit-national competitors include Schlumberger Ltd., Halliburton Company and BJ Services Company. The Corporation also competes against Trican Well Services Ltd. in Canada, the United States and Russia. In addition, the Corporation competes against a number of smaller and locally oriented businesses in Canada and the United States, which provide products and services similar to the Corporation's.

Regulation

The Corporation operates under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials and the protection of the environment. Environmental laws and regulations that the Corporation is subject to have become more stringent in recent years and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because the Corporation provides services to companies producing oil and natural gas, it may become subject to claims relating to the release of such substances into the environment.

Changes to Alberta's royalty regime for conventional petroleum and the oilsands came into effect on January 1, 2009, and have been received negatively by oil and natural gas producers. Although the Corporation has diversified operations in both domestic and international markets outside of Alberta, any material reductions in the capital budgets of the Corporation's clients in Alberta may have a negative effect on the Corporation's business, financial condition, results of operations and cash flows.

Intellectual Property

The Corporation's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and natural gas exploration and production companies when fracturing and stimulating wells. The Corporation's success in hydraulic fracturing has been facilitated by its ability to provide proprietary blends of chemicals that, together with the Corporation's technical expertise and innovative equipment, result in customers' wells being more productive.

The Corporation historically conducted a significant amount of its research and development in conjunction with ChemErgy, which prior to its acquisition by the Corporation was engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplied chemical products and provided quality control and logistical services for the products supplied. Calfrac retained the majority of the employees of ChemErgy following the acquisition, which employees are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field. The Corporation and ChemErgy historically undertook whenever possible to protect intellectual property that they developed through joint applications for patent protection, a practice which the Corporation intends to sustain. The Corporation currently has three patents pending or issued on treatment fluids and an isolation tool used to deliver fracturing services.

Facilities and Operating Assets

The Corporation provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary, Alberta, regional offices in Denver, Colorado, Mexico City, Mexico, Buenos Aires, Argentina and Moscow, Russia, and 12 operating bases located in Medicine Hat, Strathmore, Red Deer, Grande Prairie and Edson, Alberta, Platteville and Grand Junction, Colorado, Beebe, Arkansas, Reynosa, Mexico, Catriel, Argentina and Noyabrsk and Khanty-Mansiysk in Russia.

As at December 31, 2008, the Corporation was operating 24 conventional fracturing spreads. In addition to the conventional fracturing spreads, it was also operating two CBM fracturing spreads. The Corporation's well servicing equipment includes 17 coiled tubing units and one fracturing through coil rig. The Corporation's cementing equipment consists of 18 cementing units.

Employees

As at December 31, 2008, the Corporation had approximately 1,800 employees in its operating regions. None of the Corporation's employees are unionized.

RISK FACTORS

The financial condition and results of operations of the Corporation are subject to the following risk factors:

The Corporation's business depends on the oil and natural gas industry and particularly on the level of exploration and development for North American and Russian oil and natural gas, which is volatile.

The demand, pricing and terms for fracturing, coiled tubing, cementing and other well stimulation services largely depend on the level of exploration and development activity for North American, Russian and Argentinean natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Corporation has no control, including oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American, Russian and, to a lesser extent, Argentinean activity levels as a result of any of the above factors could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation is susceptible to seasonal volatility in its operating and financial results due to adverse weather conditions.

The Corporation's financial results are directly affected by the seasonal nature of the Canadian oil and natural gas industry. The first quarter incorporates most of the winter drilling season when a disproportionate amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Corporation's Canadian operating areas such that many rigs are unable to move due to road bans. This period of spring breakup occurs earlier in southeast Alberta than in northern Alberta and northeast British Columbia. Consequently, the second quarter is normally the Corporation's weakest three month revenue period in western Canada. Additionally, if an unseasonably warm winter prevents sufficient freezing, the Corporation may not be able to access some wellsites during the peak winter season and, as a result, its operating results and financial condition may be adversely affected. The demand for fracturing and other well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Corporation's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in weather and its physical consequences can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's customer base is concentrated and loss of a significant customer could cause its revenue to decline substantially.

The Corporation's customer base consists of approximately 300 oil and natural gas exploration and production companies, ranging from large mulit-national public companies to small private companies. Notwithstanding the Corporation's broad customer base, it has three significant customers that collectively accounted for approximately 35% of the Corporation's revenue in the year ended December 31, 2008. The Corporation currently has two multi-year agreements to provide fracturing services to these customers, which expire in February 2010 and February 2011. However, there can be no assurance that the Corporation's relationships with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's industry is intensely competitive.

Each of the markets in which the Corporation participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which the Corporation operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. The Corporation competes with large national and mulit-national oilfield service companies that have greater financial and other resources than it does. These companies offer a wide range of well stimulation services in all geographic regions in which the Corporation operates. In addition, the Corporation competes with several regional competitors. As a result of competition, the Corporation may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

The Corporation's industry is affected by excess equipment inventory levels.

Because of the long-life nature of oilfield service equipment and the lag between when a decision to build additional equipment is made and when the equipment is placed into service, the inventory of oilfield service equipment in the industry does not always correlate with the level of demand for service equipment. Periods of high demand often spur increased capital expenditures on equipment, and those capital expenditures may add capacity that exceeds actual demand. This capital overbuild could cause the Corporation's competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's direct and indirect exposure to volatile credit markets could adversely affect the Corporation's business.

The ability to make scheduled payments on or to refinance debt obligations depends on the financial condition and operating performance of the Corporation, which is subject to prevailing economic and competitive conditions and to certain finance, business and other factors beyond its control. The credit markets have recently experienced and continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of the Corporation, or third parties it seeks to do business with, to access those markets.

In addition, there has been substantial uncertainty in the capital markets and access to financing is uncertain. These conditions could have an adverse effect on the industry in which the Corporation operates and its business, including future operating results. The Corporation's customers may curtail their drilling and completion programs, which could result in a decrease in demand for the Corporation's services and increase pricing pressures. In addition, certain customers could become unable to pay suppliers, including the Corporation, in the event they are unable to access the capital markets to fund their business operations. Such risks, if realized, could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

If the Corporation is unable to obtain raw materials, diesel fuel and component parts from its current suppliers it could have a material adverse effect on its business.

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America, Russia and Argentina. Should the Corporation's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to the Corporation, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation is subject to extensive government regulations that may require it to take actions that will adversely affect its results of operations.

The Corporation's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in its operations. The Corporation has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows. It is impossible for the Corporation to predict the cost or impact of such laws and regulations on its future operations.

The tax attributes available for use by the Corporation have not been audited by governmental authorities and are almost fully utilized.

The Corporation has reduced its Canadian income tax liabilities from March 2004 through the end of 2008 by using tax attributes estimated at $220 million for federal income tax purposes and $170 million for provincial income tax purposes arising from the reorganization of Denison. The Canada Revenue Agency has not audited any of the tax returns in which the above mentioned tax attributes were used to reduce Canadian current and future income tax liabilities. Once these attributes are fully realized, Canadian income for future periods will be subject to statutory income tax rates in Canada.

The Corporation's operations are subject to hazards inherent in the oil and natural gas industry.

The Corporation's operations are subject to hazards inherent in the oil and natural gas industry, such as equipment defects, malfunction and failures, and natural disasters that result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Corporation to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The Corporation continuously monitors its activities for quality control and safety, and although the Corporation maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Corporation considers reasonable and commercially justifiable.

Demand for the Corporation's services may be adversely impacted by regulations affecting the oil and natural gas industry.

The operations of the Corporation's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Corporation's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations might cause customers to discontinue or limit their operations and might discourage companies from continuing development activities. As a result, demand for the Corporation's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

Fluctuations in currency exchange rates could adversely affect the Corporation's business.

The Corporation's consolidated financial statements are reported in Canadian dollars. Accordingly, the results of the Corporation's foreign operations are directly affected by fluctuations in the United States, Russian, Mexican and Argentinean foreign exchange rates. For example, net income from the Corporation's United States operations is denominated in United States dollars, so that a decrease in the value of the United States dollar will decrease the Canadian dollar amount of net income from United States operations. Other than natural hedges arising from the normal course of business in foreign jurisdictions, the Corporation does not currently have any hedging positions in place.

The Corporation may become subject to claims or liabilities relating to its transaction with Denison.

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the business of Denison prior to its reorganization and subsequent acquisition of the Corporation. In March 2004, the Canadian petroleum and natural gas assets and the mining leases, mining environmental services and related assets and liabilities of Denison were transferred to two new corporations that provided indemnities to the Corporation for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Corporation. Despite these indemnities, it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that the claims or losses may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities. Because of the nature of Denison's former operations (oil and natural gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

The Corporation and one of its Greek subsidiaries are subject to several legal actions in Greece relating to the operations of Denison and is unable to predict the consequences of these actions.

The Corporation and one of its Greek subsidiaries are involved in several legal proceedings with former employees of the Greek subsidiary relating to the cessation of the subsidiary's oil and natural gas operations in Greece during 1998 and 1999. The Corporation and its subsidiary are each defending themselves against the claims of the former employees; however, the direction and financial consequences of decisions in these proceedings cannot be determined at this time.

The Corporation's executive officers, key employees and skilled personnel are critical to its business and these individuals may not remain with the Corporation in the future.

The successful operation of the Corporation's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the Corporation's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high and the supply is limited. If the Corporation loses the services of one or more of its executive officers or key employees, it may have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's business is capital intensive and it may not be able to finance future growth or expansion of its operations.

The Corporation's business plan is subject to the availability of additional financing for future costs of operations or expansion that may not be available, or may not be available on favourable terms. The Corporation's activities may also be financed partially or wholly with debt, which may increase its debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Corporation's cash flow from operations is not sufficient to fund its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

The Corporation's foreign operations will expose it to risks from abroad, which could negatively affect its results of operations.

Some of the Corporation's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered to be politically or economically unstable. Activities in such countries may require protracted negotiation with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects and the demand for the Corporation's services, which may have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Kyoto Protocol has come into effect and the Corporation is unable to predict the impact of the Kyoto Protocol on its operations.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder requiring binding targets to reduce national emissions of carbon dioxide, methane, nitrous oxide and other greenhouse gases. Details regarding Canada's implementation of the Kyoto Protocol remain unclear. On April 26, 2007, the Government of Canada released its Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the Government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emission, which was released on October 19, 2006. A further plan setting out the federal government's proposed framework for regulating greenhouse gas emissions was released on March 10, 2008. The framework and associated public documents provide some, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that the government intends to apply to various industrial sectors, including oil and natural gas producers. Details on potential legislation to enact the proposed regulatory framework for greenhouse gases remain unavailable. Since November 2008, the Government of Canada has expressed an interest in pursuing a potential harmonization of future Canadian greenhouse gas regulation with future regulation in the United States, pursuant to a bilateral treaty, raising uncertain implications for greenhouse gas emission requirements to be applied to Canadian industry, including the oil and natural gas sector. Future federal legislation, including potential international or bilateral requirements enacted under Canadian law, together with provincial emission reduction requirements, such as those in effect under Alberta's Climate Change and Emissions Management Act and potential further provincial requirements, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions might result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Corporation's services. The mandatory emissions reductions might also impair the Corporation's ability to provide its services economically. The Corporation is unable to predict the impact of current and pending emission reduction legislation on the Corporation and it is possible that it may have a material adverse effect on its business, financial condition, results of operations and cash flows.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major decline might have a material adverse effect on its business, financial condition, results of operations and cash flows.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "CFW". The following table sets forth the monthly price ranges and volumes of trading of the common shares on the TSX during 2008.

Period	High $	Low $	Volume
January	18.75	13.49	2,133,996
February	18.35	14.12	2,251,557
March	22.50	16.02	4,398,716
April	26.60	22.33	4,397,828
May	27.98	23.74	4,846,469
June	32.74	26.81	4,209,838
July	32.49	25.86	4,272,303
August	27.42	22.60	2,309,887
September	25.00	16.99	4,512,488
October	20.24	12.88	5,838,386
November	16.65	9.75	3,039,123
December	11.95	7.90	3,141,594

DESCRIPTION OF COMMON SHARES

The holders of common shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares, and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The following table outlines the credit ratings received by the Corporation in connection with the issuance by Calfrac Holdings LP of senior notes on February 13, 2007.

	Standard & Poor's Ratings Services ("S&P")	**Moody's Investors Service ("Moody's")**
Corporate Credit Rating	B+	Ba3
Calfrac Holding LP Senior Unsecured Debt	B+	B1
Outlook	Negative	Stable

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of B+ by S&P represents the sixth highest of ten categories and indicates that the obligor is more vulnerable to nonpayment than obligors in higher-rated categories, but currently has the capacity to meet its financial commitment on an obligation, although adverse business, financial or economic conditions are considered likely to impair the obligor's capacity or willingness to meet its financial commitment on an obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category. The negative outlook is a function of S&P's expectation that low commodity prices and tight credit markets may result in decreased demand for the Corporation's services.

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Ratings of Ba3 and B1 by Moody's are the fifth and sixth highest of nine categories, respectively. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Obligations rated B are considered speculative and are subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DIVIDENDS

The Corporation adopted a semi-annual dividend policy in May 2005, and an initial dividend of $0.05 per share was paid on June 15, 2005. Additional dividends in the amount of $0.05 per share were paid on January 12 and June 15 of 2006, on January 5 and July 19 of 2007, on January 9 and July 15, 2008 and on January 15, 2009. The payment of any dividend is at the discretion of the board of directors and depends on the financial condition of the Corporation and other factors.

DIRECTORS AND OFFICERS

The following table sets forth information with respect to the directors and executive officers of the Corporation.

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Ronald P. Mathison [1][2] Alberta, Canada	Chairman of the Board and a Director	March 8, 2004[5]	President, Matco Investments Ltd. (a private investment company).
Douglas R. Ramsay[4] Alberta, Canada	President and Chief Executive Officer and a Director	March 24, 2004	President and Chief Executive Officer of the Corporation. Prior to March 24, 2004, President and Chief Executive Officer of CWSL.
Fernando Aguilar Paris, France	Director	May 12, 2008	President, Eastern Hemisphere, of CGG Veritas, a global geophysical company, since April 2008. Prior thereto, Executive Vice President for Canada Land Processing, Canada Land Library and Western Hemisphere Land Acquisition of CGG Veritas.
James S. Blair [3][4] Alberta, Canada	Director	May 8, 2002[5]	President and Chief Executive Officer of Glenogle Energy Inc. (a private oil and gas exploration and development company). Prior thereto, Chairman and Chief Executive Officer, ExAlta Energy Inc. (a public oil and gas exploration and development company) from 2002 to January 2008.
Gregory S. Fletcher [1][2] Alberta, Canada	Director	May 8, 2002[5]	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert [3][4] Alberta, Canada	Director	March 8, 2004 [5]	Chief Executive Officer, Swan Hills Synfuels L.P. (a private in-situ coal gasification firm) since October 31, 2008 and Senior Counsel at Bennett Jones LLP, a law firm. Managing Director, Matco Capital Ltd. (a private investment company) from August 2002 through October 31, 2008.
R.T. (Tim) Swinton [1][2] Alberta, Canada	Director	March 24, 2004	Independent Businessman
Gordon A. Dibb Alberta, Canada	Chief Operating Officer		Chief Operating Officer since April 24, 2006. From January 28, 2004 until September 1, 2007, Executive Vice President and, prior to December 14, 2004, Chief Financial Officer of the Corporation. Prior to March 24, 2004, Vice President and Chief Financial Officer of CWSL.
Donald R. Battenfelder Alberta, Canada	President, Canadian Operating Division		President, Canadian Operating Division since September 1, 2007. Prior thereto, Vice President, Operations of the Corporation since January 28, 2004, and prior thereto, Manager, Operations of the Corporation.
Dwight M. Bobier Alberta, Canada	Senior Vice President, Technical Services		Senior Vice President, Technical Services since September 1, 2007. Prior thereto, Vice President, Technical Services.
L. Lee Burleson Denver, Colorado	Vice President, Sales U.S. Operating Division		Vice President, Sales, US Operating Division since September 1, 2007. Prior thereto, Manager, Sales and Marketing, U.S. Operating Division.

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Laura A. Cillis Alberta, Canada	Senior Vice President, Finance and Chief Financial Officer		Chief Financial Officer of the Corporation since November 17, 2008. Prior thereto, Chief Financial Officer of Canadian Energy Services Inc., General Partner of Canadian Energy Services L.P., since January of 2006. Prior thereto, Group Controller of Precision Drilling Corporation from January 2003 to September 2005.
Stephen T. Dadge Alberta, Canada	Senior Vice President, Corporate Services		Senior Vice President, Corporate Services since September 1, 2007. Prior to September 1, 2007, Vice President, Corporate Services since January 28, 2004, and prior thereto, Manager, Corporate Services.
John L. Grisdale Denver, Colorado	President U.S. Operating Division		President, U.S. Operating Division since September 1, 2007. Prior thereto, Vice President, Business Development of the Corporation.
Tom J. Medvedic Alberta, Canada	Senior Vice President, Corporate Development		Senior Vice President, Corporate Development since November 17, 2008. Prior thereto, Chief Financial Officer of the Corporation since December 14, 2004 and Senior Vice President, Finance since September 1, 2007. Prior thereto, Vice President, Finance of the Corporation from July 12, 2004, and prior thereto, Treasurer of Ensign Resource Service Group Inc.
B. Mark Paslawski Alberta, Canada	Vice President, General Counsel and Corporate Secretary		Vice President, General Counsel and Corporate Secretary since January 1, 2008. Prior to January 1, 2008, General Counsel of the Corporation since September 4, 2007. Prior thereto, Associate, Bennett Jones LLP (barristers and solicitors).
F. Bruce Payne Denver, Colorado	Vice President, Operations U.S. Operating Division		Vice President, Operations, U.S. Operating Division since September 1, 2007. Prior thereto, Operations Manager, U.S. Operating Division.
Robert L. Sutherland Alberta, Canada	President, Russian Operating Division		President, Russian Operating Division since September 1, 2007. Prior to September 1, 2007, Division Manager, Russia since September 8, 2004. Prior thereto, Operations Manager, Russia, BJ Services Company (a public oil and gas services company).
A. Scott Tuttle Alberta, Canada	Vice President, Human Resources		Vice President, Human Resources since October 1, 2008 and Manager, Human Resources since May 1, 2008. Prior thereto, Vice President, Human Resources with Canexus Income Fund since June of 2005, and prior thereto HR Manager with Nexen Inc.

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Health, Safety and Environment Committee.

(5) Service prior to March 24, 2004, was as a director of Denison.

(6) Each director holds office until the close of the annual meeting to be held on May 12, 2008.

As at March 20, 2008, the directors and executive officers of the Corporation beneficially owned, or controlled and directed, directly or indirectly, an aggregate of 12,721,733 common shares, representing approximately 34% of the 37,741,561 issued and outstanding common shares.

LEGAL PROCEEDINGS

As a result of the acquisition and amalgamation with Denison in 2004, the Corporation assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority owned subsidiary of the Corporation), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $11,606,702 (6,845,996 Euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed and is scheduled to be heard by the Supreme Court of Greece on November 3, 2009. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Corporation intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $58,252 (34,359 Euros), plus interest. NAPC has appealed this decision, and a hearing date of June 2, 2009 has been set. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action, which is seeking damages of approximately $1,178,303 (695,000 Euros) plus interest, is scheduled to be heard before the Athens Court of First Instance on October 1, 2009.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation's common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP has prepared the auditor's report on the consolidated financial statements of the Corporation for the year ended December 31, 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Corporation's Audit Committee charter sets out the committee's purpose, organization, duties and responsibilities. A copy of the charter is attached hereto as Appendix "A".

Composition of Audit Committee

The Corporation's Audit Committee is comprised of Ronald P. Mathison, Gregory S. Fletcher and R.T. (Tim) Swinton, all of whom are financially literate and independent, as such terms are defined in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

Relevant Education and Experience

Ronald P. Mathison

Mr. Mathison is one of the Corporation's founders and has served as a member of its board of directors and as Chairman since the Corporation's formation in 1999. Mr. Mathison is the President and Chief Executive Officer of Matco Investments Ltd. and Matco Capital Ltd., private investment firms which specialize in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an investment firm specializing in the oil and natural gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and natural gas exploration and production companies and oilfield service companies. Mr. Mathison received a B.Comm. (Honours) from the University of Manitoba in 1979 and obtained his Chartered Accountant designation in 1982. Mr. Mathison also holds the designation of Chartered Business Valuator, obtained in 1989, and of Chartered Financial Analyst, obtained in 1990.

Gregory S. Fletcher

Mr. Fletcher has served as a member of the Corporation's board of directors since May 2002. Mr. Fletcher is an independent businessman involved in the oil and natural gas industry in western Canada. He has considerable business experience in the junior sector of the oil and natural gas industry and is currently President of Sierra Energy Inc., a private oil and natural gas company that he founded in 1997. Mr. Fletcher is also a director of the general partner of Diamond Energy Services LP, a private oilfield service limited partnership, Peyto Energy Trust, a public oil and natural gas income trust, and a director of Total Energy Services Ltd., a wholly owned subsidiary of Total Energy Services Trust, a public oilfield service trust. In these roles, Mr. Fletcher has acquired significant experience and exposure to accounting and financial reporting issues. During 2008, Mr. Fletcher completed the Director Education Program developed by the Institute of Corporate Directors and the Rotman School of Management in conjunction with the Haskayne School of Business. Mr. Fletcher holds a BSc. in geology from the University of Calgary.

R.T. (Tim) Swinton

Mr. Swinton has served as a member of the Corporation's board of directors since March 2004. Mr. Swinton is the President of Western Provinces Resources Ltd., a private investment company. He has considerable business experience in the oil and natural gas industry in western Canada. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd. In these roles, Mr. Swinton has acquired significant experience and exposure to accounting and financial reporting issues. Mr. Swinton holds a B.A. in Economics from York University and a Masters of Business Administration from York University.

Pre-Approval Policies and Procedures

The Corporation's Audit Committee mandate requires the Audit Committee to pre-approve all non-audit services to be provided to the Corporation or any of its subsidiary entities by the Corporation's external auditor or the external auditor of the Corporation's subsidiary entities, provided that the Audit Committee may satisfy the pre-approval requirement by either delegating to one or more members of the Audit Committee the authority to pre-approve non-audit services or adopting specific policies and procedures for the engagement of non-audit services.

External Audit Fees by Category

PricewaterhouseCoopers LLP has served as the Corporation's external auditor since its formation in 1999. The following table lists the fees paid to PricewaterhouseCoopers LLP, by category, for the last two fiscal years.

	Year Ended	
	December 31, 2007	**December 31, 2008**
Audit fees	$145,000	$195,000
Audit-related fees	197,100	150,769
Tax-related fees	499,800	181,873
All other fees	-	-
Total fees	$841,900	$527,642

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual and interim financial statements and are not reported under the audit fees item above. These services included quarterly reviews of interim financial statements, audit services related to issuances by the Corporation of debt and equity, the review of incentive bonus calculations as well as accounting consultations and advice relating to variable interest entities, lease accounting and accounting for future income taxes.

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns, tax planning and advisory services relating to common forms of taxation including income tax, large corporations tax, goods and services tax, sales tax and tax consulting related to employee benefit programs, as well as tax advice and tax planning related to issuances by the Corporation of debt and equity and its recent international initiatives.

All Other Fees

All other fees relate to fees payable for products or services other than the audit fees, audit-related fees and tax fees described above. No fees of this description were paid by the Corporation in 2007 or 2008.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities and securities authorized for issue under equity compensation plans, is contained in the Corporation's management information circular for the annual meeting of shareholders held on May 12, 2008. Additional financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2008.

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com .

APPENDIX "A"

CALFRAC WELL SERVICES LTD.

AUDIT COMMITTEE CHARTER

1. **Calfrac Audit Committee**: The board of directors (the "Board") of Calfrac Well Services Ltd. ("Calfrac") shall appoint an audit committee (the "Committee") that shall have the mandate and responsibilities set out in this charter.

2. **Membership**: The Committee shall be constituted as follows.

   (a) The Committee shall be composed of not less than three members.

   (b) All members of the Committee shall be independent within the meaning set forth in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

   (c) Each member of the Committee shall be financially literate, as defined in MI 52-110. At the date of adoption of this charter, a member is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Calfrac's financial statements.

   (d) Members shall be appointed annually from among members of the Board. A member of the Committee shall cease to be a member of the Committee upon ceasing to be a director of Calfrac.

3. **Mandate**: The mandate of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to

   (a) Calfrac's financial statements and other financial information disclosed by Calfrac to the public,

   (b) Calfrac's compliance with legal and regulatory requirements, and

   (c) the performance of Calfrac's external auditor.

   The external auditor shall report directly to the Committee but is ultimately accountable to the Board, which has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be appointed by the shareholders of Calfrac).

4. **Oversight Responsibility**: Subject to the powers and duties of the Board and in addition to any other duties and responsibilities assigned to the Committee from time to time by the Board, the Committee shall have responsibility for overseeing

   (a) the accounting and financial reporting processes of Calfrac, and

   (b) audits of the financial statements of Calfrac.

5. **Specific Duties and Responsibilities**: The Committee shall meet with the external auditor and the senior management of Calfrac to review all financial statements of Calfrac that require approval by the Board and shall have authority and responsibility for the following matters.

   (a) Review Calfrac's financial statements, management's discussion and analysis of financial condition and results of operations ("MD&A") and interim earnings press releases before Calfrac publicly discloses this information.

(b) Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Calfrac, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c) Review annually and recommend to the Board

  (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Calfrac, and

  (ii) the compensation of the external auditor.

(d) Discuss with the external auditor

  (i) the scope of the audit, in particular the external auditor's view of Calfrac's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Calfrac's financial disclosure and reporting, degree of conservatism or aggressiveness of Calfrac's accounting principles and underlying estimates, and other significant decisions made by management in preparing the financial statements reviewed by the external auditor,

  (ii) significant changes in Calfrac's accounting principles, practices or policies, and

  (iii) new developments in accounting principles, reporting matters or industry practices that may materially affect Calfrac.

(e) Review with the external auditor and Calfrac's senior management the results of the annual audit regarding

  (i) the financial statements,

  (ii) MD&A and related financial disclosure contained in continuous disclosure documents,

  (iii) significant changes, if any, to the initial audit plan,

  (iv) accounting and reporting decisions relating to significant current year events and transactions,

  (v) the management letter, if any, outlining the external auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures, and

  (vi) any other matters relating to the conduct of the audit, including such other matters as should be communicated to the Committee under generally accepted auditing standards.

(f) Subject to the Board assuming such responsibility from time to time, review, discuss with Calfrac's senior management and, if requested by the Board, the external auditor, and approve

  (i) the interim financial statements and interim MD&A of Calfrac, and

  (ii) any other matters, including all press releases, relating to the interim financial statements and interim MD&A, including any significant adjustments, management judgments or estimates and new or amended accounting policies.

(g) Receive from the external auditor a formal written statement delineating all relationships between the external auditor and Calfrac, consider whether the advisory services performed by the external auditor during the course of the year have affected its independence, and ensure that no relationship or service between the external auditor and Calfrac is in existence that may affect the objectivity and independence of the external auditor or recommend appropriate action to ensure the independence of the external auditor.

(h) Pre-approve all non-audit services to be provided to Calfrac or its subsidiaries by the external auditor or the external auditor of Calfrac's subsidiaries, provided that the Committee may satisfy the pre-approval requirement either by delegating to one or more members of the Committee the authority to pre-approve non-audit services or by adopting specific policies and procedures for the engagement of non-audit services.

(i) Satisfy itself that adequate procedures are in place for the review of Calfrac's disclosure of financial information extracted or derived from Calfrac's financial statements, other than the public disclosure referred to in subsection (a) above, and periodically assess the adequacy of those procedures.

(j) Review with the external auditor the adequacy of management's internal control over financial reporting and management information systems, discuss with management and the external auditor any significant risks and exposures to Calfrac that may have a material adverse effect on Calfrac's financial statements, and review with the external auditor the efforts of management to mitigate such risks and exposures.

(k) Present a report to the Board regarding Calfrac's audited financial statements for each fiscal year and indicate in that report whether

(i) management has reviewed Calfrac's audited financial statements with the Committee, including a discussion of the quality of the accounting principles applied and significant judgments affecting the financial statements,

(ii) the external auditor and the Committee have discussed the external auditor's judgments of the quality of the accounting principles applied and the judgments made with respect to Calfrac's financial statements,

(iii) the Committee has, without the presence of management or the external auditor, considered and discussed all the information disclosed to the Committee by Calfrac's management and the external auditor, and

(iv) in reliance on review and discussions conducted with senior management and the external auditor, the Committee believes that Calfrac's financial statements are fairly presented in conformity with generally accepted accounting principles in all material respects and that the financial statements fairly reflect the financial condition of Calfrac.

(l) Establish procedures for

(i) the receipt, retention and treatment of complaints received by Calfrac regarding accounting, internal accounting controls, or auditing matters, and

(ii) the confidential, anonymous submission by employees of Calfrac of concerns regarding questionable accounting or auditing matters.

(m) Review and approve Calfrac's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

(n) Review annually and report to the Board on the adequacy of the Committee's charter.

6. **Administrative Matters**: The following provisions shall apply to the Committee.

(a) The quorum for meetings of the Committee shall be two members thereof. Business may be transacted by the Committee at a meeting of its members at which a quorum is present or by a resolution in writing signed by all the members of the Committee.

(b) Any member of the Committee may be removed or replaced at any time by the Board. If a vacancy exists on the Committee, the remaining members may exercise all of the powers of the Committee so long as a quorum remains. Subject to the foregoing, each member of the Committee shall hold office until the close of the next annual meeting of shareholders following the date of appointment as a member or until a successor is duly appointed.

(c) The Committee may invite such officers, directors and employees of Calfrac and other persons as it may see fit from time to time to attend at meetings of the Committee and to assist thereat in the discussion of matters being considered by the Committee. The external auditor is to appear before the Committee when requested to do so by the Committee.

(d) The Committee shall determine the time and place at which the Committee meetings shall be held and the procedure for calling and conducting business at such meetings, having regard to the by-laws of Calfrac.

(e) The chair of the Committee shall preside at all meetings of the Committee. In the absence of the chair, the members of the Committee present at a meeting shall appoint one of those members to act as chair for that particular meeting.

(f) Notice of meetings of the Committee may be given to the external auditor and shall be given in respect of meetings relating to the annual financial statements. Upon the request of the external auditor, the chair of the Committee shall convene a meeting of the Committee to consider any matters that the external auditor indicates should be brought to the attention of the directors of Calfrac.

(g) The Committee shall report to the Board on such matters and questions relating to the financial position of Calfrac or any subsidiaries of Calfrac as the Board may from time to time refer to the Committee.

(h) The members of the Committee shall, for the purpose of performing their duties, have the right to inspect all the books and records of Calfrac and its subsidiaries, and to discuss such books and records as are in any way related to the financial position of Calfrac with the officers, employees and external auditor of Calfrac and its subsidiaries.

(i) Minutes of Committee meetings shall be recorded and maintained. The chair of the Committee shall report to the Board on the activities of the Committee and the minutes of Committee meetings will be promptly circulated to the directors who are not members of the Committee or, if that is not practicable, shall be made available at the next meeting of the Board.

(j) The Committee shall have the authority

(i) to engage independent counsel and other advisers that it determines to be necessary to permit it to carry out its duties,

(ii) to set and pay the compensation for any advisers engaged by the Committee, and

(iii) to communicate directly with the internal (if any) and external auditors.